Exhibit 99.1

TURQUOISE HILL RESOURCES LTD.

Annual Information Form

For the year ended

December 31, 2012

Dated March 25, 2013

TABLE OF CONTENTS

INTERPRETATION INFORMATION	1

FORWARD-LOOKING INFORMATION AND FORWARD-LOOKING STATEMENTS	1

CAUTIONARY NOTE TO UNITED STATES INVESTORS	3

CURRENCY AND EXCHANGE RATES	4
DEFINITIONS	5
CONVERSION FACTORS	9
GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS	9

CORPORATE STRUCTURE	10

NAME, ADDRESS AND INCORPORATION	10
INTERCORPORATE RELATIONSHIPS	10

GENERAL DEVELOPMENT OF THE BUSINESS	11

OVERVIEW	11
THREE YEAR HISTORY	12
RIO TINTO TRANSACTIONS	17
AGREEMENTS WITH THE GOVERNMENT OF MONGOLIA	27
RISK FACTORS	35

DESCRIPTION OF THE BUSINESS	49

OVERVIEW	49
QUALIFIED PERSONS	49
OYU TOLGOI PROJECT	49
SUMMARY OF PROJECT DEVELOPMENT	49
MINING OPERATIONS	76
SOUTHGOBI RESOURCES LTD.	80
IVANHOE AUSTRALIA LIMITED	82
OTHER PROJECTS	83
OTHER INFORMATION	85

DIVIDENDS	85

DESCRIPTION OF CAPITAL STRUCTURE	86

COMMON SHARES	86
PREFERRED SHARES	86

MARKET FOR SECURITIES	86

DIRECTORS AND OFFICERS	87

NAME AND OCCUPATION	87
SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS	89
COMMITTEES OF THE BOARD	90
CONFLICTS OF INTEREST	90
AUDIT COMMITTEE INFORMATION	91

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	91

TRANSFER AGENTS AND REGISTRARS	92

MATERIAL CONTRACTS	92

INTERESTS OF EXPERTS	93

ADDITIONAL INFORMATION	93

( i )

INTERPRETATION INFORMATION

Forward-Looking Information and Forward-Looking Statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s (as defined herein) beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting:

•	anticipated business activities;

•	planned expenditures;

•	corporate strategies;

•	proposed dispositions of assets;

•	discussions with third parties respecting material agreements;

•

mining plans for the Oyu Tolgoi Project (as defined herein) and the schedule for carrying out and completing development and construction of the Oyu Tolgoi Project, including all related infrastructure (with specific factors described in greater detail below);

•	the estimated schedule and cost of bringing the Oyu Tolgoi Project into commercial production;

•	the impact of, and financing commitments established under, the MOA (as defined herein);

•	the outcome of the discussions being held with the Government of Mongolia on the development and financing of the Oyu Tolgoi Project;

•	anticipated future production and cash flows;

•	the impact of amendments to the laws of Mongolia and other countries in which Turquoise Hill carries on business, particularly with respect to taxation;

•	the anticipated timing, cost and outcome of plans to continue the development of non-core projects unrelated to the Oyu Tolgoi Project; and

•	other statements that are not historical facts.

With respect to specific forward looking information concerning the construction and development of the Oyu Tolgoi Project, Turquoise Hill has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties include among others:

•	the timing and cost of the construction of mining and processing facilities;

•	the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia;

•	the availability and cost of skilled labour and transportation;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the obtaining of (and the timing of obtaining) necessary environmental and other government permits, and the timing of those permits;

•	the availability of funding on reasonable terms;

•	the timing and availability of a coal-fired power plant at the site of the Oyu Tolgoi Project;

•	projected gold and copper prices and demand;

•	initial production estimates and the anticipated yearly production of gold and copper at the Oyu Tolgoi Project; and

•	the development and concentrator nameplate capacity of the Oyu Tolgoi Project’s second phase of development expansion and associated costs.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that future development activities will result in profitable mining operations.

This Annual Information Form (“AIF”) also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resouce estimates contained in this AIF are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi Project, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates and statements are, in large part, based on the following:

•

interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Corporation’s (as defined herein) mining projects may render mining of ore reserves uneconomic and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi Project are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant; and

•

assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Project, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry specific and also regional and global economic factors (including, among others, those which effect commodity prices). Many of these factors are beyond the Corporation’s control.

All such forward-looking information and statements are based on certain assumptions and analyses made by management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances.

The reader is cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Readers of this AIF are advised to carefully consider the matters discussed under the heading “Risk Factors” in this AIF.

Readers are cautioned that the list of factors under the heading “Risk Factors” included in this AIF that may affect future results is not exhaustive. When relying on our forward-looking information and statements to make decisions with respect to the Corporation, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this AIF are made as of the date of this document and the Corporation does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this AIF are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for mineral resources and mineral reserves (“CIM Definition Standards”) adopted by the CIM Council on December 11, 2005, as those definitions may be amended from time to time. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this AIF may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term

“reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Currency and Exchange Rates

In this AIF, all dollar amounts are quoted in United States dollars unless otherwise indicated. References to “$” and “US$” are to United States dollars, references to “Cdn$” are to Canadian dollars and references to “A$” are to Australian dollars.

The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:

(Stated in Canadian dollars)

Year Ended December 31
	2012	2011	2010
End of period	0.9949	1.0170	0.9946
High for the period	1.0418	1.0604	1.0778
Low for the period	0.9710	0.9449	0.9946
Average for the period	0.9996	0.9891	1.0299

The Bank of Canada noon buying rate on March 22, 2013 for the purchase of one United States dollar using Canadian dollars was Cdn$1.0225 (one Canadian dollar on that date equalled US$0.9780).

Definitions

In this AIF, unless the context otherwise requires, the following terms have the meanings assigned to them below. Certain other scientific and technical terms and abbreviations used in this AIF are defined under the section headed “Technical Terms and Abbreviations”.

“2013 Technical Report” means the NI 43-101 compliant technical report entitled “Oyu Tolgoi Technical Report”, prepared by a group of independent engineering companies dated March 25, 2013.

“Altynalmas Gold” means Altynalmas Gold Ltd.

“Anti-Dilution Warrants” means share purchase warrants exercisable to acquire Common Shares issued to Rio Tinto pursuant to Rio Tinto’s exercise of its pre-emptive rights under the Private Placement Agreement.

“ASX” means the Australian Stock Exchange.

“Biluut Field” means the area delineated and identified as the Biluut coal field in the Soumber Deposit.

“Board of Directors” means the board of directors of the Corporation, as constituted from time to time.

“Cloncurry Tenements” means the aggregate collection of mineral property tenements held by Ivanhoe Australia and its wholly-owned subsidiaries in Queensland, Australia, including but not limited to, the Osborne Project, the Mount Elliot Project and the Merlin Project.

“Common Shares” means common shares without par value in the capital of the Corporation.

“Contract Assignment Arrangement Agreement” means an agreement dated as of August 13, 2008 among the Corporation, OT LLC and Rio Tinto Alcan.

“Credit Agreement” means the credit agreement dated as of October 24, 2007, as amended, between the Corporation, as borrower, and Rio Tinto, as lender.

“Entrée” means Entrée Gold Inc.

“Entrée Earn-in Agreement” means the Equity Participation and Earn-in Agreement dated October 15, 2004, as amended November 9, 2004, between Entrée and Turquoise Hill.

“Entrée Joint Venture” means the joint venture between OT LLC and Entrée contemplated by the Entrée Earn-in Agreement in respect of a portion of the Hugo North Extension in which (i) OT LLC holds an 80% interest and Entrée holds a 20% interest in minerals below 560m, and (ii) OT LLC holds a 70% interest and Entrée holds a 30% interest in minerals above 560m.

“Erdenes” means either Erdenes MGL LLC or Erdenes OT LLC, as the context requires, each a company owned by the Government of Mongolia.

“First Tranche Investment” means the 37,089,883 Common Shares issued to Rio Tinto on October 27, 2006 under the Private Placement Agreement.

“Heruga” means the Heruga mineral deposit of the Oyu Tolgoi Project.

“HKSE” means the Stock Exchange of Hong Kong.

“HOA” means the Heads of Agreement dated December 8, 2010 between Turquoise Hill and Rio Tinto, the terms of which are more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – HOA”.

“Hugo Dummett Deposits” means collectively, the Hugo North, the Hugo South and Hugo North Extension mineral deposits of the Oyu Tolgoi Project.

“Hugo North” means the Hugo North mineral deposit of the Oyu Tolgoi Project.

“Hugo North Extension” means the Hugo North Extension deposit of the Oyu Tolgoi Project, representing the extension of the Hugo Dummett Deposits into the area that is the subject of the Entrée Joint Venture.

“Hugo South” means the Hugo South mineral deposit of the Oyu Tolgoi Project.

“IDP05” means a report on the development of the Oyu Tolgoi Project prepared by a group of independent engineering companies in October 2005.

“IDP10” means a report on the development of the Oyu Tolgoi Project and an update to IDP05 prepared by a group of independent engineering companies in May 2010.

“IDOP” means a report entitled “Integrated Development Operations Plan” prepared by OT LLC personnel in March 2011 concerning the development of the Oyu Tolgoi Project.

“IDOP Technical Report” means the NI 43-101 compliant technical report based on IDOP entitled “IDOP Technical Report”, prepared by a group of independent engineering companies dated March 29, 2012.

“Investment Agreement” means the approved investment agreement dated October 6, 2009, among the Government of Mongolia, OT LLC, Turquoise Hill and Rio Tinto in respect of the Oyu Tolgoi Project, providing legal, administrative and tax stability during its term and extension, if any, and guaranteeing that the legal, administrative and tax framework is in force in Mongolia.

“IPO” means an initial public offering.

“Ivanhoe Australia” means Ivanhoe Australia Limited.

“IVA Shares” means the ordinary shares in the capital of Ivanhoe Australia.

“Jargalant Fields” means the area delineated and identified as the Jargalant coal field in the Soumber Deposit.

“Kyzyl Gold Project” means the Corporation’s 50% owned gold project in northeastern Kazakhstan which encompasses the Bakyrchik and Bolshevik gold deposits.

“LIBOR” means the London Interbank Offered Rate, the rate charged by one bank to another for lending money.

“Little Wizard” refers to a mineralized system of extremely high-grade molybdenum and rhenium included as part of the Merlin Project.

“MEL” means a Mongolian mineral exploration licence.

“Merlin Project” means the high-grade molybdenum and rhenium deposit on the mineral property tenements located in Queensland, Australia, which is overlaid by the Mount Elliot Project and which includes the Little Wizard.

“MNET” means Mongolia’s Ministry Nature, Environment and Tourism.

“MOA” means the Memorandum of Agreement dated April 17, 2012 and amended on May 22, 2012 among the Corporation, Rio Tinto and Rio Tinto South East Asia Limited, the terms of which are more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – MOA”.

“MRAM” means the Mineral Resources Authority of Mongolia.

“Mount Elliot Project” means that portion of the mineral property tenements located in Queensland, Australia that host the Mount Elliot south deposit and other areas of adjacent prospective mineralization and which overlays the Merlin Project.

“NASDAQ” means the NASDAQ Stock Market.

“NYSE” means the New York Stock Exchange.

“NSR” means net smelter returns.

“Operating Committee” means the contractually created governance body formed pursuant to the HOA through which decisions will be made concerning the exercise of the Corporation’s indirect voting rights in OT LLC, as more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – HOA – Governance Arrangements”.

“Osborne Project” means Ivanhoe Australia’s copper and gold exploration and development project in Queensland, Australia.

“OT LLC” means Oyu Tolgoi LLC, formerly Ivanhoe Mines Mongolia Inc. LLC.

“Ovoot Tolgoi” means the location known as Ovoot Tolgoi (formerly Nariin Sukhait) in southern Mongolia.

“Ovoot Tolgoi Coal Project” means SouthGobi’s coal mine at Ovoot Tolgoi which includes the Sunset Field (including the Underground) and the Sunrise Field.

“Ovoot Tolgoi Complex” means SouthGobi’s coal exploration, development and production projects at Ovoot Tolgoi, including the Ovoot Tolgoi Mine and the Underground.

“Ovoot Tolgoi Mine” means SouthGobi’s operating pit coal mine at Ovoot Tolgoi comprising coal resources to a depth of 300m below surface.

“Oyu Tolgoi Project” means Turquoise Hill’s copper, gold and silver exploration and development project located at Oyu Tolgoi in Mongolia.

“Power Purchase Agreement” means the Power Purchase Agreement among OT LLC, Inner Mongolia Power Corporation and the National Electricity Transmission Grid Company dated November 3, 2012, providing for the supply of power to the Oyu Tolgoi Project from Inner Mongolia.

“Preferred Shares” means preferred shares without par value in the capital of the Corporation.

“Private Placement Agreement” means the private placement agreement dated October 18, 2006, as amended, between the Corporation and Rio Tinto.

“Private Placement Warrants” means the Series A Warrants, the Series B Warrants, the Series C Warrants, the Anti-Dilution Warrants, or any of them, as the context requires.

“Put Agreement” means an agreement dated as of August 13, 2008, as amended, among the Corporation, OT LLC and Rio Tinto Alcan.

“Put Option Placement Shares” means 15,000,000 Common Shares purchased by Rio Tinto on March 19, 2010 at a price of Cdn$16.31 per Common Share.

“Rio Tinto” means Rio Tinto International Holdings Limited, a company incorporated under the laws of England and Wales and a member of the Rio Tinto Group.

“Rio Tinto Alcan” means Rio Tinto Alcan Pte. Ltd., a corporation incorporated under the laws of Singapore and a member of the Rio Tinto Group.

“Rio Tinto Group” means Rio Tinto plc (incorporated in England), Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation in which Rio Tinto plc, and/or Rio Tinto Limited owns or controls, directly or indirectly, more than 50% of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the corporation.

“Second Tranche Investment” means the 46,304,473 Common Shares issued to Rio Tinto on October 27, 2009 under the Private Placement Agreement.

“Series A Warrants” means the Series A Warrants issued to Rio Tinto on October 27, 2006 under the terms of the Private Placement Agreement, the terms of which are more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – Private Placement Agreement”. As of the date of this AIF, all of the Series A Warrants have been exercised.

“Series B Warrants” means the Series B Warrants issued to Rio Tinto on October 27, 2006 under the terms of the Private Placement Agreement, the terms of which are more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – Private Placement Agreement”. As of the date of this AIF, all of the Series B Warrants have been exercised.

“Series C Warrants” means the Series C Warrants issued to Rio Tinto on October 29, 2007 in connection with the Credit Agreement, the terms of which are more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – Credit Agreement”. As of the date of this AIF, all of the Series C Warrants have been exercised.

“Series D Warrants” means the Series D Warrants issued to Rio Tinto on May 22, 2012 in connection with the MOA, the terms of which are more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – MOA”. As of the date of this AIF, all 55,000,000 Series D Warrants remain outstanding.

“SGS Mongolia” means SGS Mongolia LLC.

“SGQ Shares” means common shares in the capital of SouthGobi.

“Shareholder Rights Plan” means the Amended and Restated Shareholder Rights Plan dated April 21, 2010 between the Corporation and CIBC Mellon Trust Company (now Canadian Stock Transfer Company Inc.).

“Shareholders’ Agreement” means the shareholders agreement dated October 6, 2009, as amended and restated June 8, 2011, among OT LLC, THR Oyu Tolgoi (BVI) Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.), Oyu Tolgoi Netherlands B.V. and Erdenes.

“Soumber Deposit” means SouthGobi’s coal exploration project located approximately 20km east of the Sunrise Pit.

“Southern Oyu Deposits” means collectively, the South Oyu, Southwest Oyu, Central Oyu and Wedge mineral deposits of the Oyu Tolgoi Project.

“SouthGobi” or “SGQ” means SouthGobi Resources Ltd. (formerly SouthGobi Energy Resources Ltd.).

“Sunrise Field” means the area of a coal deposit delineated and identified as the Sunrise Field in the Ovoot Tolgoi Coal Project, formerly referred to as the South-East Field.

“Sunrise Pit” means the area of the coal deposit delineated and identified as the Sunrise Pit in the Ovoot Tolgoi Complex.

“Sunset Field” means the area of a coal deposit delineated and identified as the Sunset Field in the Ovoot Tolgoi Coal Project, formerly referred to as the West Field.

“Sunset Pit” means the area of the coal deposit delineated and identified as the Sunset Pit in the Ovoot Tolgoi Complex.

“T-Bill Purchase Agreement” means the treasury bill purchase agreement dated October 6, 2009 between OT LLC and the Government of Mongolia, which was subsequently assigned to the Corporation by OT LLC on November 27, 2012.

“Technical Committee” means a committee established under the terms of the Private Placement Agreement through which Rio Tinto and the Corporation manage the Oyu Tolgoi Project, as more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – Private Placement Agreement”.

“Turquoise Hill” or the “Corporation” means Turquoise Hill Resources Ltd.

“Turquoise Hill Group” means, collectively, Turquoise Hill and its subsidiaries or a group of subsidiaries, as the context requires.

“TSX” means the Toronto Stock Exchange.

“Underground” means the part of the Ovoot Tolgoi Coal Project comprising the underground coal resources of the Sunset Field.

“YBCA” means the Business Corporations Act (Yukon), as amended.

“Zag Suuj Deposit” means SouthGobi’s coal deposit located 150km east of the Ovoot Tolgoi Coal Project and approximately 80km north of the Mongolia-China border.

Conversion Factors

For ease of reference, the following conversion factors are provided:

Imperial Measure =	Metric Unit	Metric Unit =	Imperial Measure
2.47 acres	1 ha	0.4047 ha	1 acre
3.28 feet	1 m	0.3048 m	1 foot
0.62 miles	1 km	1.609 km	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
2.205 pounds	1 kilogram	0.454 kilograms	1 pound
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton

Glossary of Technical Terms and Abbreviations

Certain scientific and technical terms and abbreviations used in this AIF are defined in the glossary of technical terms and abbreviations attached as Schedule B to this AIF.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, the Corporation changed its name to Indochina Goldfields Ltd. In March 1994, the Corporation increased its authorized capital from 10,000 Common Shares to 100,000,000 Common Shares and created 100,000,000 Preferred Shares. In February 1995, the Corporation was continued under the YBCA. In July 1997, the Corporation increased its authorized capital to an unlimited number of Common Shares and an unlimited number of Preferred Shares. In June 1999, the Corporation changed its name to “Ivanhoe Mines Ltd.”. In August 2012, the Corporation changed its name to “Turquoise Hill Resources Ltd.”.

The Corporation’s head office is located at 615 – 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1. The Corporation’s registered office is located at 300 – 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Intercorporate Relationships

The following sets forth the name, jurisdiction of incorporation and the Turquoise Hill Group’s voting equity ownership interest, as of the date of this AIF, in each of the material subsidiaries through which the Corporation ultimately owns its assets and operates its business. These subsidiaries are grouped according to the particular Turquoise Hill Group project or asset to which they relate and are presented in descending order according to the chain of voting equity ownership. Accordingly, the first such subsidiary presented in each group is owned directly by the Corporation and the voting equity ownership interest of the Corporation in that subsidiary is shown in the right hand column opposite its name and jurisdiction of incorporation. The voting equity ownership interest shown in respect of each other subsidiary is, except as otherwise indicated, that of the subsidiary listed immediately above it. In the case of the Oyu Tolgoi Project, the Corporation’s only material property as of the date of this AIF, the Turquoise Hill Group’s voting equity ownership interest therein by way of its 66% ownership in OT LLC is divided between two parallel groups of subsidiaries.

Oyu Tolgoi Project Group One Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest

Ivanhoe Mines Delaware Holdings, LLC	Delaware	100%

Ivanhoe Mines Aruba Holdings LLC A.V.V.	Aruba	100%

THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.)	British Virgin Islands	100%

Oyu Tolgoi LLC	Mongolia	1.13%

Oyu Tolgoi Project Group Two Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest

THR Mines (BC) Ltd. (formerly Ivanhoe OT Mines Ltd.)	British Columbia	100%

Turquoise Hill Netherlands Cooperative	Netherlands	100	%(1)

Oyu Tolgoi Netherlands B.V.	Netherlands	100%

Oyu Tolgoi LLC	Mongolia	64.87%

Ovoot Tolgoi Coal Project Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest

SouthGobi Resources Ltd.	British Columbia	57.6%

SGQ Coal Investment Pte. Ltd.	Singapore	100	%(2)

SouthGobi Sands LLC	Mongolia	100	%(2)

Cloncurry Tenements Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest

Orian Holding Corp.	British Virgin Islands	100%

IAL Holdings Singapore Pte. Ltd.	Singapore	100%

Ivanhoe Australia Limited	Australia	57.3%

Ivanhoe Australia Operations Pty Ltd.	Australia	100	%(3)

Ivanhoe Australia Tennant Creek Pty. Ltd.	Australia	100	%(3)

Ivanhoe Cloncurry Mines Pty. Limited	Australia	100	%(3)

1.	Ownership divided between Turquoise Hill, as to 80%, and THR Mines (BC) Ltd., as to 20%.
2.	Each of these companies is a wholly-owned subsidiary of SouthGobi.
3.	Each of these companies is a wholly-owned subsidiary of Ivanhoe Australia.

Additional direct and indirect subsidiaries of the Corporation (i) holding, individually, 10% or less and, in the aggregate, 20% or less of the Turquoise Hill Group’s consolidated assets, and (ii) generating, individually, 10% or less and, in the aggregate, 20% or less of the Turquoise Hill Group’s consolidated sales and operating revenues, in each case, as at December 31, 2012, have been omitted.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Turquoise Hill is an international mineral exploration, development and mining company. The Corporation’s principal and only material mineral resource property is the Oyu Tolgoi Project. The Corporation also has two publicly traded subsidiaries through which it holds interests in coal resource properties in Mongolia and molybdenum, rhenium, copper, gold and uranium resource properties in Australia. SouthGobi, the shares of which are listed on the TSX and the HKSE, owns the Ovoot Tolgoi Coal Project located in Mongolia. Ivanhoe Australia, the shares of which are listed on the ASX and the TSX, owns the Osborne Project, the Merlin Project and the Mount Elliot Project, all of which are located in Queensland, Australia. Turquoise Hill also holds interests in several other mineral resource projects in Asia, including its 50% interest in the Kyzyl Gold Project, through a shareholding in Altynalmas Gold, which is currently subject to sale pursuant a binding agreement with Sumeru Gold BV. Completion of the proposed sale of the Corporation’s interest in Altynalmas Gold remains subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

Three Year History

2010

In January 2010, SouthGobi issued 27 million SGQ Shares at a price of Cdn$17.00 per share for gross proceeds of Cdn$459 million pursuant to a public offering in Hong Kong, Canada and other jurisdictions, which was accompanied by a listing of SGQ Shares on the HKSE.

In February 2010, Rio Tinto Alcan notified OT LLC that it was exercising its option under the Put Agreement to require OT LLC to re-purchase the Oyu Tolgoi Project equipment it acquired from OT LLC in 2008 pursuant to the Contract Arrangement Assignment Agreement.

In March 2010, Turquoise Hill and Rio Tinto completed a private placement pursuant to which Rio Tinto subscribed for the Put Option Placement Shares, and, as a result, Rio Tinto’s equity ownership of Turquoise Hill increased from 19.6% to 22.4% of the then issued and outstanding Common Shares. See “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – Contract Assignment Arrangement Agreement and Put Agreement”.

In March 2010, at SouthGobi’s request, China Investment Corporation converted $250 million of convertible debentures it held in the capital of SGQ into SGQ Shares at a conversion price of Cdn$11.88 per SGQ Share. As a result of the conversion, Turquoise Hill’s interest in SouthGobi was reduced to approximately 57%.

In March 2010, the remaining conditions to the effectiveness of the Investment Agreement were fulfilled and the terms of the Investment Agreement became effective.

In April 2010, Turquoise Hill adopted and entered into the Shareholder Rights Plan. Implementation of the Shareholder Rights Plan was conditional on approval from a majority of Turquoise Hill’s shareholders, which was received at Turquoise Hill’s annual and special meeting of shareholders in May 2010.

In May 2010, the Corporation announced the release of the IDP10 in respect of the Oyu Tolgoi Project. IDP10 included the first underground reserves for the Hugo Dummett Deposits and presented the results of extensive studies of Oyu Tolgoi development scenarios. For more information on IDP10, see “DESCRIPTION OF THE BUSINESS – Oyu Tolgoi Project”.

In June 2010, Rio Tinto exercised all of the 46,026,522 Series A Warrants it received under the terms of the Private Placement Agreement, and thereby acquired an additional 46,026,522 Common Shares at a price of $8.54 per Common Share. Turquoise Hill received total proceeds from such exercise of approximately $393.1 million and Rio Tinto’s equity ownership of Turquoise Hill increased from 22.4% to 29.6% of the then issued and outstanding Common Shares.

In July 2010, Rio Tinto instituted arbitration proceedings against Turquoise Hill in relation to the Shareholder Rights Plan. As a result of the outcome of arbitration proceedings with Rio Tinto, the Shareholder Rights Plan was suspended by the Board of Directors in January 2012, and was terminated following receipt of requisite shareholder approval at the 2012 AGM (as defined herein). For more information, see “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Arbitration and Termination of Shareholder Rights Plan”.

In September 2010, Ivanhoe Australia completed an offering of equity securities by way of prospectus offering. Under the offering, Ivanhoe Australia issued units on a one for four basis consisting of one ordinary share in its capital and one half of one warrant, with each full warrant entitling the holder to acquire one ordinary share until September 20, 2011 at a price of A$3.38. A total of 93,458,650 units were sold at a price of A$2.88 per unit, for gross proceeds of A$269 million.

In September 2010, the Credit Facility (as defined herein) entered into pursuant to the Credit Agreement, by its terms, automatically converted into Common Shares. The $350 million principal amount plus approximately $50.8 million in accrued and unpaid interest was converted into 40,083,206 Common Shares at a conversion price of $10.00 per Common Share. As a result, Rio Tinto’s equity ownership of Turquoise Hill increased from 29.6% to 34.9% of the then issued and outstanding Common Shares.

In October 2010, Robert Friedland assumed the duties and title of Chief Executive Officer of Turquoise Hill from John Macken, as part of a series of organizational changes that also resulted in the establishment of the Office of the Chairman. As President, Mr. Macken continued his involvement with the ongoing construction of the Oyu Tolgoi Project.

In October 2010, Turquoise Hill launched a strategic, conditional rights offering (the “2010 Rights Offering”) in which all existing shareholders, subject to applicable law, would be entitled to participate on an equal, proportional basis in purchasing additional Common Shares. Originally, the proposed size of the 2010 Rights Offering was intended to be between $800 million and $1 billion, and the completion of the 2010 Rights Offering was conditional on at least 85% of the issued rights being exercised by holders (the “Minimum Subscription Condition”), subject to the discretion of Turquoise Hill to waive this condition.

In October 2010, Ivanhoe Australia completed its acquisition of the Osborne Project from Barrick (PD) Australia Limited (“Barrick Australia”), a subsidiary of Barrick Gold Corporation. In exchange for the Osborne Project, Ivanhoe Australia paid Barrick Australia A$17.4 million, provided a 2% NSR royalty capped at A$15 million from ore extracted from the Osborne Project, and assumed certain site environmental and reclamation obligations.

In November 2010, Ivanhoe Australia completed a secondary listing of its ordinary shares on the TSX under the symbol “IVA”. Ivanhoe Australia continues to maintain its primary listing on the ASX.

In December 2010, Turquoise Hill and Rio Tinto entered into the HOA, which contemplated a number of transactions and Rio Tinto’s support and full participation in the 2010 Rights Offering, the exercise of 33,783,784 Series B Warrants, Rio Tinto’s assumption of the management of the Oyu Tolgoi Project, certain amendments to the Private Placement Agreement and a good faith obligation to support Turquoise Hill in its efforts to raise OT Project Financing (as hereinafter defined) as well as other matters. As a result of the exercise of the 33,783,784 Series B Warrants (and 720,203 Anti-Dilution Warrants), Rio Tinto’s equity ownership of the Corporation increased from 34.9% to 38.7% of the then issued and outstanding Common Shares. For more details and information on the HOA, see “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – HOA” and refer to Turquoise Hill’s material change report dated December 13, 2010, which is available on SEDAR at www.sedar.com.

In December 2010, and subsequent to the HOA, Turquoise Hill settled on the final terms of the 2010 Rights Offering. Specifically, each shareholder, subject to applicable securities laws, was entitled to purchase 15 Common Shares for every 100 rights held (or if the exercise of a number of rights would otherwise entitle a holder thereof to a fractional number of Common Shares, the holder’s entitlement was reduced to the next lowest whole number of Common Shares) in consideration for the payment of a subscription price of either, at the subscriber’s election, $13.88 or Cdn$13.93 per Common Share.

2011

In February 2011, Turquoise Hill completed the 2010 Rights Offering by issuing a total of 84,867,671 Common Shares, for aggregate gross proceeds of $1.18 billion. Total participation of Turquoise Hill’s shareholders under the 2010 Rights Offering was equal to approximately 99% and each of Rio Tinto and Robert Friedland exercised all of their respective rights. As a result of its participation in the 2010 Rights Offering and the purchase of the RMF Purchased Shares and the Citi Purchased Shares (each as defined herein), Rio Tinto’s equity ownership of the Corporation increased from 38.7% to 42.1% of the then issued and outstanding Common Shares.

In February 2011, Turquoise Hill and BHP Billiton Ltd. (“BHP”) announced that their joint venture (the “Turquoise Hill-BHP Joint Venture”) had discovered a zone of shallow copper-molybdenum-gold mineralization approximately 10km north of the Oyu Tolgoi Project. The discovery, known as Ulaan Khud North, extends the known strike length of the Oyu Tolgoi Project by an additional 3km to the north, to more than 23km. The Government of Mongolia has issued a three year pre-mining agreement (a “Pre-Mining Agreement”) for the Turquoise Hill-BHP Joint Venture. For more information on the Turquoise Hill-BHP Joint Venture, see “DESCRIPTION OF THE BUSINESS – Other Projects – Mongolia”.

In June 2011, OT LLC made a $100 million tax prepayment to the Government of Mongolia, which completed a total pre-payment package of $250 million that was an attendant agreement to the Investment Agreement. For more information on the Investment Agreement, see “GENERAL DEVELOPMENT OF THE BUSINESS – Agreements with the Government of Mongolia”.

In June 2011, Turquoise Hill and Rio Tinto agreed with the Government of Mongolia to amend and restate the Shareholders’ Agreement, which provided limited amendments to the original Shareholders’ Agreement that was signed in conjunction with the Investment Agreement in October 2009. As a result of the amendment and restatement of the Shareholders’ Agreement, the interest rate to be applied to the repayment of the Government of Mongolia’s share of the initial capital costs associated with the development of the Oyu Tolgoi Project incurred after January 31, 2011 was reduced to LIBOR plus 6.5% from the previous rate of 9.9% plus adjustments for U.S. Consumer Price Index.

In June 2011, Rio Tinto exercised all of its remaining Series B Warrants and the Series C Warrants, and thereby acquired an additional 55,122,253 Common Shares at a price of $8.51 per Common Share for each Series B Warrant exercised and $9.43 per Common Share for each Series C Warrant exercised. Turquoise Hill received gross proceeds from such exercise of approximately $501.6 million (which included $2.5 million for the exercise of 827,706 Anti-Dilution Warrants) and, as a result of such exercises, Rio Tinto’s equity ownership of Turquoise Hill increased from 42.1% to 46.5%.

In August 2011, Turquoise Hill received $103 million as payment for a promissory note from an independent third party trust (the “Monywa Trust”) established to hold and sell the Corporation’s business interests and assets in Myanmar, which included a copper mine and related deposits located at Monywa, Myanmar (the “Monywa Project”). The promissory note related to the 2007 transfer of the ownership of Turquoise Hill’s 50% interest in the Monywa Project to the Monywa Trust pursuant to which the Monywa Trust issued an unsecured, non-interest bearing promissory note to a Turquoise Hill subsidiary.

In August 2011, Rio Tinto exercised the Subscription Right (as defined herein) and acquired 27,896,570 Common Shares at a price of Cdn$18.98 per Common Share. Turquoise Hill received total proceeds from such exercise of approximately Cdn$529.6 million and Rio Tinto’s equity ownership of Turquoise Hill increased from 46.5% to 48.5%. For more information on the Subscription Right, see “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – HOA”.

In September 2011, the Government of Mongolia approached Turquoise Hill and Rio Tinto in an attempt to accelerate the Government’s right to increase its current 34% interest in the Oyu Tolgoi Project to 50%. In response, Turquoise Hill and Rio Tinto advised the Government that they were not willing to renegotiate the terms of the Investment Agreement. Following discussions between all three parties, it was agreed by all parties that there would not be a renegotiation of the Investment Agreement, and that the agreement in place would continue unamended. For more information on the Investment Agreement, see “GENERAL DEVELOPMENT OF THE BUSINESS – Agreements with the Government of Mongolia – Status of the Investment Agreement”.

In December 2011, Turquoise Hill made its first draw on the Interim Funding Facility (as defined herein). At December 31, 2011, a total of $400.7 million had been drawn down under such facility. For more information on the Interim Funding Facility, see “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – Interim Funding Facility”.

In December 2011, an independent arbitrator upheld Rio Tinto’s claim that the Shareholder Rights Plan violated certain rights granted to Rio Tinto under the Private Placement Agreement (the “Arbitration Ruling”). The arbitrator ruled that upon expiry of the Standstill Cap (as defined herein), Rio Tinto would have the ability to purchase additional Common Shares beyond its then current holding of 49% without being diluted by the Shareholder Rights Plan, thus enabling Rio Tinto to seek opportunities to increase its holding of Turquoise Hill to a majority position. The arbitration also dismissed Turquoise Hill’s counterclaim that alleged that Rio Tinto acted in breach of certain obligations under the Private Placement Agreement. For more information on the results of the arbitration, see “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – Rio Tinto Arbitration and Termination of Shareholder Rights Plan”.

2012

In January 2012, Turquoise Hill approved the termination of the Shareholder Rights Plan, subject to the approval of shareholders at the Corporation’s 2012 annual general meeting (the “2012 AGM”). Pending the results of the shareholder vote at the 2012 AGM, the Board of Directors suspended the effective activation of the Shareholder Rights Plan. Subsequent to the decision to suspend and terminate the Shareholder Rights Plan and to ensure that the Shareholders Rights Plan was not inadvertently triggered prior to the 2012 AGM, Turquoise Hill entered into an agreement with Rio Tinto to amend the Private Placement Agreement to enable Rio Tinto to acquire additional Common Shares on a basis that would be exempt from the Shareholder Rights Plan. Under this amended agreement, Rio Tinto agreed to vote its Common Shares in favour of terminating the Shareholder Rights Plan.

In January 2012, upon the expiry of the restrictions imposed on Rio Tinto pursuant to the Standstill Cap, Rio Tinto purchased 15.1 million Common Shares, representing 2% of Turquoise Hill’s then outstanding Common Shares, from two sellers pursuant to a privately negotiated share purchase transaction. The Common Shares were purchased for an aggregate of Cdn$302 million at a price per Common Share of Cdn$20.00. After the completion of this transaction, Rio Tinto owned 377,397,658 Common Shares representing approximately 51% of the then issued and outstanding Common Shares.

In April 2012, Turquoise Hill announced that Aluminum Corporation of China (“Chalco”) intended to make a proportional take-over bid for up to 60% of the common shares of SouthGobi (the “Chalco Bid”) and that Turquoise Hill agreed to tender all of its common shares in SouthGobi to such bid.

In April 2012, Turquoise Hill and Rio Tinto entered into the MOA, in order to provide a comprehensive financing plan for the continued development of the Oyu Tolgoi Project and to establish certain management and governance changes. In addition and as part of the MOA, Turquoise Hill announced that it would proceed with the 2012 Rights Offering and that Rio Tinto would support the 2012 Rights Offering by providing the Standby Commitment (as defined in the MOA and below in the section entitled “Rio Tinto Transactions – MOA – 2012 Rights Offering”) to ensure that maximum proceeds of $1.8 billion underlying the 2012 Rights Offering are achieved. For more information on the MOA and the 2012 Rights Offering, see “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – MOA”.

Commencing with the execution of the MOA and throughout May 2012, the Board of Directors experienced numerous changes. Initially, Robert Friedland, Edward Flood, Markus Faber, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook resigned as directors of the Corporation. Concurrent with such resignations, David Huberman resigned as Chair of the Board of Directors and the Board of Directors appointed Michael Gordon as his replacement, on an interim basis. In early May 2012, Michael Gordon, David Huberman and Robert Holland resigned from the Board of Directors and Jill Gardiner, Peter Gillin, Isabelle Hudon and David Klingner were appointed to the Board of Directors joining Peter Meredith, Andrew Harding, Dan Larsen and Kay Priestly. Shortly following these appointments, Livia Mahler was reappointed to the Board of Directors and David Klingner was appointed the Chair of the Board of Directors.

In May 2012, Turquoise Hill announced that Kay Priestly and Chris Bateman were appointed to the roles of Chief Executive Officer and Chief Financial Officer of the Corporation, respectively.

In May 2012, Turquoise Hill and Rio Tinto amended the MOA to address certain regulatory concerns and more closely align the terms of the 2012 Rights Offering with market conditions.

In June 2012, at the 2012 AGM, Warren Goodman and Russel Robertson were appointed to the Board of Directors, and shareholders resolved to change the Corporation’s name from “Ivanhoe Mines Ltd.” to “Turquoise Hill Resources Ltd.” and to terminate the Shareholders Rights Plan.

In July 2012, Turquoise Hill successfully completed the 2012 Rights Offering and raised gross proceeds of approximately $1.8 billion. For more information on the 2012 Rights Offering, see “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – MOA”

In August 2012, Charles Lenegan and Jeffery Tygesen were appointed to the Board of Directors.

In September 2012, Turquoise Hill and Chalco agreed to terminate the Chalco Bid due to the minimal prospect of obtaining the necessary regulatory approvals within an acceptable timeframe.

In November 2012, OT LLC, Inner Mongolia Power Corporation and the National Electricity Transmission Grid Company executed the Power Purchase Agreement to supply power to the Oyu Tolgoi Project.

In December 2012, Ivanhoe Australia completed its accelerated non-renounceable entitlement offer (“Entitlement Offer”) raising total gross proceeds of approximately A$76 million. Under the Entitlement Offer, eligible shareholders were invited to participate pro-rata to their existing holdings by subscribing for three (3) new Ivanhoe Australia shares for every ten (10) existing Ivanhoe Australia shares held, at a price of A$0.48 per share.

In December 2012, Turquoise Hill began the commissioning process of the concentrator at the Oyu Tolgoi Project.

2013 to date

In January 2013, the Oyu Tolgoi Project processed its first ore through the concentrator, and shortly thereafter, the first copper-gold concentrate from the Oyu Tolgoi Project was produced.

In February 2013, the Corporation entered into to a binding agreement with Sumeru Gold BV for the sale of its 50% interest in Altynalmas Gold for a total cash consideration of US$300 million. Completion of the proposed transaction is subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

In February 2013, Andrew Harding resigned from the Board of Directors and was replaced by Jean-Sébastien Jacques.

Throughout the first quarter of 2013, a number of substantive issues have been raised by the Government of Mongolia relating to implementation of the Investment Agreement, the Shareholders’ Agreement and OT Project Financing. Turquoise Hill and Rio Tinto continue to have productive discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement, including project development and costs, operating budget, OT Project Financing, management fees and governance. These discussions remaining ongoing and it is the Corporation’s goal of resolving the issues raised by the Government of Mongolia in the near term.

Rio Tinto Transactions

In 2006, the Corporation identified Rio Tinto as a strategic investor to support development of the Oyu Tolgoi Project. The parties have entered into a series of agreements since 2006 pursuant to which Rio Tinto has provided equity and debt financing to fund ongoing development of the Oyu Tolgoi Project and company operations. Since 2006, Rio Tinto has acquired a 50.8% majority interest in Turquoise Hill and has become Turquoise Hill’s largest creditor and responsible for the day-to-day management of the development process of the Oyu Tolgoi Project.

Private Placement Agreement

In October 2006, Turquoise Hill and Rio Tinto entered into the Private Placement Agreement and the First Tranche Investment was completed, pursuant to which Turquoise Hill issued 37,089,883 Common Shares to Rio Tinto at a price of $8.18 per Common Share, for an aggregate subscription price of approximately $303.4 million. The First Tranche Investment represented, upon issuance, 9.95% of the then issued and outstanding Common Shares.

In October 2009, the Second Tranche Investment was completed, pursuant to which Turquoise Hill issued a further 46,304,473 Common Shares to Rio Tinto at a price of $8.38 per Common Share for an aggregate subscription price of approximately $388 million. The combined First Tranche Investment and Second Tranche Investment represented, upon issuance, 19.7% of the then issued and outstanding Common Shares.

In conjunction with the First Tranche Investment, the Corporation issued to Rio Tinto the Series A Warrants and the Series B Warrants. The Series A Warrants entitled Rio Tinto to purchase up to 46,026,522 Common Shares at prices per Common Share ranging from $8.38 to $8.54 depending on when they are exercised and the Series B Warrants entitled Rio Tinto to purchase up to 46,026,522 Common Shares at prices per Common Share ranging from $8.38 to $9.02 depending on when they are exercised. On June 29, 2010, Rio Tinto exercised all Series A Warrants, at an exercise price of $8.54 per Common Share, and was issued a total of 46,026,522 Common Shares. On December 15, 2010, under the terms of the HOA, Rio Tinto exercised 33,783,784 Series B Warrants for 33,783,784 Common Shares, at a price per Common Share of $8.88. On June 21, 2011, Rio Tinto exercised the remaining 14,070,182 Series B Warrants for 14,070,182 Common Shares, at a price per Common Share of $8.511.

Rio Tinto was granted pre-emptive rights entitling Rio Tinto to participate, subject to certain specific exceptions, in future issuances of Common Shares on a basis sufficient to maintain its percentage shareholding interest in the Corporation on economic terms equivalent to those upon which any such Common Shares are issued to third parties.

Rio Tinto was also granted a right of first offer, permitting Rio Tinto to provide any equity financing, until October 24, 2012, that the Corporation otherwise proposes to obtain. This right of first offer has now expired.

Rio Tinto and the Corporation also agreed to establish the Technical Committee to manage all aspects of the engineering, construction, development and operation of the Oyu Tolgoi Project, whereby all material activities and operations in respect of the Oyu Tolgoi Project must be first approved by the Technical Committee prior to implementation.

The Private Placement Agreement also contained provisions relating to Turquoise Hill’s use of funds from Common Shares issued to Rio Tinto under the Private Placement Agreement, standstill and Common Share acquisition limits, right of first refusal in respect of any proposed disposition of the Corporation’s interest in the Oyu Tolgoi Project, and Board of Director nomination entitlements. These provisions were subsequently amended by the HOA. See “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – HOA”.

Credit Agreement

In October 2007, the Corporation and Rio Tinto entered into the Credit Agreement pursuant to which Rio Tinto agreed to make the credit facility (the “Credit Facility”) available to the Corporation. The aggregate principal amount advanced to the Corporation under the Credit Facility was $350 million.

On September 13, 2010, the Credit Facility was, by its terms, automatically converted into Common Shares. The $350 million principal amount plus approximately $50.8 million in accrued and unpaid interest was converted into 40,083,206 Common Shares at a conversion price of $10.00 per Common Share. As a result of this conversion, Rio Tinto’s equity ownership of the Corporation increased from 29.6% to 34.9% of the then issued and outstanding Common Shares.

As an inducement to provide the Credit Facility, Turquoise Hill issued to Rio Tinto the Series C Warrants. On June 21, 2011, in addition to its exercise of the remaining Series B Warrants, Rio Tinto exercised all 40,224,365 million Series C Warrants for 40,224,365 Common Shares, at a price per Common Share of $9.43, the result of which, when taken together with the Series B Warrant exercise, increased Rio Tinto’s ownership of Common Shares from approximately 42.1% to 46.5%.

Contract Assignment Arrangement Agreement and Put Agreement

In August 2008, the Corporation, OT LLC and Rio Tinto Alcan entered into the Contract Assignment Arrangement Agreement which provided for Rio Tinto Alcan to purchase from OT LLC certain Oyu

[1]	The number of remaining Series B Warrants was adjusted to reflect the dilutive effect of the 2010 Rights Offering.

Tolgoi Project equipment already acquired by OT LLC, and to take an assignment of certain contracts with third party suppliers for additional Oyu Tolgoi Project equipment on long lead time orders, pending the successful completion of negotiations with the Government of Mongolia for an Investment Agreement. As consideration for the purchase of the equipment and the assignment of the contracts, Rio Tinto Alcan paid to OT LLC an aggregate purchase price of approximately $121.5 million.

In conjunction with the Contract Assignment Arrangement Agreement, the Corporation, OT LLC and Rio Tinto Alcan also entered into a Put Agreement whereby Rio Tinto Alcan had the ability to require OT LLC to re-purchase the equipment once the Investment Agreement became effective. Rio Tinto exercised its option under the Put Agreement in March, 2010 and concurrently subscribed for, by way of private placement, the Put Option Placement Shares. Approximately Cdn$198.2 million of the proceeds from the issuance of the Put Option Placement Shares were allocated and set-off against the purchase from Rio Tinto Alcan of the Oyu Tolgoi Project equipment covered by the option under the Put Agreement. The balance of the proceeds from the issuance of the Put Option Placement Shares, equal to approximately Cdn$46.4 million, was paid to Turquoise Hill in cash.

Under the HOA, Turquoise Hill and Rio Tinto agreed to enter into an acknowledgement agreement with Rio Tinto Alcan pursuant to which Turquoise Hill and Rio Tinto Alcan acknowledged and agreed that each of Turquoise Hill’s covenants in the Contract Assignment Arrangement Agreement expired on January 18, 2012.

HOA

On December 8, 2010, Turquoise Hill and Rio Tinto entered into the HOA, whereby Turquoise Hill and Rio Tinto agreed to, among other items, Rio Tinto’s support and full participation in the 2010 Rights Offering, management of the Oyu Tolgoi Project, certain amendments to the Private Placement Agreement and a good faith obligation to support Turquoise Hill in their efforts to raise OT Project Financing for the Oyu Tolgoi Project as well as other matters, all as described below. The following is a summary only and is qualified in its entirety with reference to the HOA, a copy of which was filed on December 13, 2010 under Turquoise Hill’s profile on SEDAR, at www.sedar.com.

Exercise of Private Placement Warrants

Under the HOA, Rio Tinto was required to exercise 33,783,784 Series B Warrants, resulting in the issuance of 33,783,784 Common Shares, at an exercise price of $8.88 per Common Share for cash proceeds to Turquoise Hill of approximately $300 million. Turquoise Hill further agreed to amend the terms of the remaining Private Placement Warrants to adjust the number of Common Shares issuable to eliminate the dilutive effect of the 2010 Rights Offering. Rio Tinto has since exercised all of its remaining Private Placement Warrants. As a result of the exercise of the 33,783,784 Series B Warrants (and 720,203 Anti-Dilution Warrants), Rio Tinto’s equity ownership of Turquoise Hill increased from 34.9% to 38.7% of the then issued and outstanding Common Shares.

2010 Rights Offering

Rio Tinto agreed to (i) publicly support the 2010 Rights Offering, and (ii) exercise all rights issued to it pursuant to the 2010 Rights Offering to purchase Common Shares. The parties also agreed (i) on the subscription price per Common Share under the 2010 Rights Offering, (ii) to remove the Minimum Subscription Condition, and (iii) to increase the size of the 2010 Rights Offering to up to $1.2 billion. As a result of the exercise of its rights under the 2010 Rights Offering and the purchase the RMF Purchased Shares and the Citi Purchased Shares (each as defined below), Rio Tinto’s equity ownership of Turquoise Hill increased from 38.7% to 42.1% of the then issued and outstanding Common Shares.

Common Share Purchases from Robert Friedland and Citibank N.A.

Concurrent with the HOA, Rio Tinto entered into separate agreements to purchase, prior to the record date of the 2010 Rights Offering, 10,000,000 outstanding Common Shares from Robert Friedland (the “RMF Purchased Shares”) and, upon the completion of the 2010 Rights Offering, a further 10,000,000 Common Shares (11,500,000 after gross up to take into account the 2010 Rights Offering) from Citibank N.A. (the “Citi Purchased Shares”). The purchase price paid by Rio Tinto for the RMF Purchased Shares was $25.34 per RMF Purchased Share. The purchase price paid by Rio Tinto for the first 10,000,000 of the Citi Purchased Shares was $25.34 per Citi Purchased Share, with the remaining balance of 1,500,000 Citi Purchased Shares purchased at $13.88, the subscription price per Common Share under the 2010 Rights Offering.

Subscription Right

Rio Tinto received a subscription right (the “Subscription Right”), exercisable from time to time to purchase Common Shares from Turquoise Hill’s treasury at the volume weighted average price of a Common Share on the TSX during the five trading days immediately before the applicable date of exercise. Rio Tinto’s entitlement to exercise the Subscription Right was subject to certain limitations, including the Standstill Cap and allowed Rio Tinto to purchase up to 49% of the outstanding Common Shares minus 3.7 million Common Shares. Rio Tinto exercised the Subscription Right in August, 2011 to acquire 27,896,570 Common Shares at a price per Common Share of Cdn$18.98 per Common Share and in January 2012 to acquire 439,216 Common Shares at a price per Common Share of Cdn$19.66 per Common Share for total aggregate proceeds of approximately Cdn$544.3 million, and as a result increased Rio Tinto’s equity ownership of the Corporation from 46.5% to 49.0% of the then issued and outstanding Common Shares.

Standstill Cap

The share purchase limitations applicable to Rio Tinto under the Private Placement Agreement were replaced by a new hard cap limitation in the HOA whereby Rio Tinto could not during the specified period, subject to certain exceptions, acquire any Common Shares or securities convertible into or exercisable for Common Shares if such acquisition would result in Rio Tinto owning more than 49.0% of the outstanding Common Shares assuming the full exercise of the Private Placement Warrants (the “Standstill Cap”). The restrictions imposed on Rio Tinto pursuant to the Standstill Cap expired on January 18, 2012. Subsequent to the expiry of the Standstill Cap, Rio Tinto purchased 15.1 million Common Shares from third parties, and thereby increased its equity ownership of the Corporation from 49% to approximately 51% of the then issued and outstanding Common Shares.

Use of Proceeds

Turquoise Hill agreed to use all of the proceeds from the 2010 Rights Offering and from the sale of any Common Shares to Rio Tinto pursuant to the exercise of the Private Placement Warrants, the Subscription Right or otherwise, other than $180 million, for expenditures in respect of the Oyu Tolgoi Project. Turquoise Hill further agreed not to use the proceeds from the sale of any of its assets that are unrelated to the Oyu Tolgoi Project (“Non OT Assets”) to acquire any new assets or to fund any existing projects other than the development of the Oyu Tolgoi Project and its Kyzyl Gold Project.

The above use of proceeds covenants in the HOA were amended in the MOA to replace the Kyzyl Gold Project with the repayment amounts or fees owing under the Interim Funding Facility as an acceptable option for such proceeds.

Funding Requests

If and when Turquoise Hill requires further funds for the development of the Oyu Tolgoi Project, it must notify Rio Tinto. After receiving each such notice, Rio Tinto was required to exercise a sufficient number of the remaining Private Placement Warrants, if any, to generate proceeds sufficient to fund expenditures as set out in each such notice. Now that all of the Private Placement Warrants have been exercised, further funding from Rio Tinto that is required for the development of the Oyu Tolgoi Project is by way of drawdown under the Interim Funding Facility (as defined below).

Under the MOA, the Bridge Facility and the exercise of the Series D Warrants were added to the Interim Funding Facility as sources of funding for the development of the Oyu Tolgoi Project. For further information on the Bridge Facility and the Series D Warrants, see “Rio Tinto Transactions – MOA – Bridge Facility” and “Rio Tinto Transactions – MOA – Series D Warrants”, respectively.

Oyu Tolgoi Project Financing

Rio Tinto agreed to act in good faith to support Turquoise Hill in negotiations with lenders for a comprehensive third party financing package for the Oyu Tolgoi Project (the “OT Project Financing”) of $3.6 billion, unless the parties otherwise agree, with the original goal of having the OT Project Financing in place before June 30, 2011.

Under the MOA, the amount to be borrowed under OT Project Financing was amended to a range between $3 billion and $4 billion, the target date for funding was extended to December 31, 2012 and Rio Tinto assumed leadership of the OT Project Financing negotiations.

Turquoise Hill and Rio Tinto further agreed under the HOA that until such time as the OT Project Financing is secured, Rio Tinto will provide Turquoise Hill a non-revolving interim funding facility of $1.8 billion (the “Interim Funding Facility”) to fund on-going development of the Oyu Tolgoi Project subject to compliance with the terms of the Interim Funding Facility. For more information on the Interim Funding Facility, see “Rio Tinto Transactions – Interim Funding Facility”.

Governance Arrangements

Turquoise Hill and Rio Tinto agreed to cause (i) three nominees (the “Nominees”) from each of Turquoise Hill and Rio Tinto to be appointed as the directors of OT LLC reserved for the Corporation Shareholder Subsidiaries (as defined herein) under the Shareholders’ Agreement, and (ii) the Corporation Shareholder Subsidiaries to exercise all of their rights under the Shareholders’ Agreement in accordance with instructions given by Operating Committee, which is comprised of two Nominees from each of Turquoise Hill and Rio Tinto, with a Rio Tinto Nominee serving as chairman. Turquoise Hill and Rio Tinto will instruct their respective Nominees to vote at OT LLC board meetings as a block in accordance with the instructions received from the Operating Committee. All decisions of the Operating Committee, other than decisions in respect of certain defined special matters, require a majority vote of the members with a casting vote of the chairman in the case of a tie. Decisions in respect of these special matters require a unanimous vote of the members of the Operating Committee.

Oyu Tolgoi Project Management and Exploration

Rio Tinto was granted the right to appoint an affiliate (the “Rio Tinto Manager”) to manage the Oyu Tolgoi Project under the terms of a management agreement (the “OT Governance Agreement”); however, OT LLC has the right to terminate the OT Governance Agreement in certain circumstances, including, if the Rio Tinto Manager is unable to pay its debts as they become due, causing the Rio Tinto Manager to be unable to perform its obligations under the OT Governance Agreement, if the Rio Tinto Group disposes of a sufficient number of Common Shares such that it ceases to hold a direct and/or indirect beneficial ownership interest in OT LLC of more than 10%, or the Rio Tinto Manager ceases to be a wholly-owned member of the Rio Tinto Group and the situation is not remedied within 60 days after being required in writing to do so.

The Rio Tinto Manager delegated, by way of sub-contract, management of exploration within the areas covered by the Oyu Tolgoi Project licences, but outside of the “Core Area” of the Oyu Tolgoi Project, to a designated subsidiary of Turquoise Hill (on a non-exclusive basis). Turquoise Hill was responsible for preparing exploration programs and budgets for such exploration, but Rio Tinto had the right to approve any exploration expenditures in excess of $30 million per year. Turquoise Hill’s responsibilities in respect of exploration outside the “Core Area” were subsequently transferred to and assumed by the Rio Tinto Manger under the MOA. See “Rio Tinto Transaction – MOA – Oyu Tolgoi Exploration Activities” for more details.

Other Oyu Tolgoi Project Matters

Turquoise Hill agreed not to sell, transfer or otherwise dispose of or encumber any interest in the Oyu Tolgoi Project without Rio Tinto’s consent before January 18, 2014. In addition, Turquoise Hill and Rio Tinto agreed to form a working group to study and consider proposals for power, infrastructure and smelting for the Oyu Tolgoi Project.

Rio Tinto also agreed to waive the requirement for its consent as a condition to allowing Turquoise Hill to sell its existing NSR entitlement to a third party acquirer without regard to Rio Tinto’s right of first refusal under the Private Placement Agreement, provided that Turquoise Hill receives gross proceeds of at least $600 million of which at least two-thirds of such proceeds are cash and subject to certain other conditions.

Board of Directors

Prior to the expiry or termination of the Standstill Cap and subject to certain exceptions, Rio Tinto was not permitted to increase its representation on the Board of Directors beyond a number of directors proportionate to its shareholding from time to time. As the Standstill Cap has expired, (i) one incumbent independent Turquoise Hill director who was not nominated by Rio Tinto, and (ii) two incumbent Turquoise Hill directors (selected by Robert Friedland and acceptable to Rio Tinto), conditional upon Mr. Friedland continuing to own at least 10% of the Common Shares, may remain as directors of Turquoise Hill (on a board of 14 directors) and Rio Tinto will exercise its voting power to vote in favour of the election of such directors from time to time until the earlier of January 18, 2014, and the date Turquoise Hill ceases to be a reporting issuer.

Rio Tinto also agreed that, as a result of the expiry of the Standstill Cap, at least eight of the fourteen directors will be independent until January 18, 2014. This covenant was amended by the MOA to specify that the Board of Directors will consist of 13 members and that the majority of directors must be independent until January 18, 2014. See “Rio Tinto Transaction – MOA – Board of Directors” for more details.

Shareholder Rights Plan Arbitration and Reservation of Legal Rights

Turquoise Hill and Rio Tinto agreed to a six month suspension period on arbitration for the arbitration proceeding respecting the Shareholder Rights Plan. For more information on the arbitration and the resulting effect to the Shareholder Rights Plan, see “Rio Tinto Transactions – Rio Tinto Arbitration and Termination of Shareholder Rights Plan”.

In addition, Rio Tinto agreed not to challenge either the 2010 Rights Offering or Robert Friedland’s financing arrangements to facilitate his participation in the 2010 Rights Offering, as a breach of Rio Tinto’s rights under the Private Placement Agreement or under a shareholders’ agreement (the “RMF Shareholders’ Agreement”) between Rio Tinto and Mr. Friedland, respectively.

Rio Tinto Arbitration and Termination of Shareholder Rights Plan

In December 2011, an independent arbitrator upheld Rio Tinto’s claim that the Shareholder Rights Plan violated certain rights granted to Rio Tinto under the Private Placement Agreement. The arbitrator ruled that upon expiry of the Standstill Cap on January 18, 2012, Rio Tinto would have the ability to purchase additional Common Shares beyond its then current holding of 49% without being diluted by the Shareholder Rights Plan, thus enabling Rio Tinto to seek opportunities to increase its holding of Turquoise Hill to a majority position, which it has subsequently done. The arbitrator also held that if Rio Tinto triggered the Shareholder Rights Plan and thereby became an “acquiring person” (as such term is defined in the Shareholder Rights Plan), the anti-dilution rights granted to Rio Tinto in the Private Placement Agreement would nevertheless continue to apply. The arbitration also dismissed Turquoise Hill’s counterclaim that alleged that Rio Tinto acted in breach of certain obligations under the Private Placement Agreement.

As a result of the arbitrator’s decision, the Board of Directors approved suspending the activation of the Shareholder Rights Plan and, following receipt of shareholder approval at the 2012 AGM with respect to such matter, the Shareholder Rights Plan was terminated.

Interim Funding Facility

Subject to mandatory earlier repayment upon securing the OT Project Financing, the Interim Funding Facility matures, and all principal, interest and other amounts thereunder are due and payable, on December 31, 2013. The Interim Funding Facility bears interest at a rate of LIBOR plus 6.5%, which is equal to the daily weighted average of: (i) the interest rate charged from time to time on the on-lending of advances made under the Interim Funding Facility to OT LLC by its shareholders or otherwise; (ii) the rate at which dividends are paid from time to time by OT LLC on preferred shares in the capital of OT LLC, if any, which are purchased with funds advanced under the Interim Funding Facility; and (iii) the rate(s) at which dividends, interest or other periodic payments are made from time to time to any provider of funds to OT LLC which derive from advances made under the Interim Funding Facility.

In December 2011, Turquoise Hill made its first draw on the Interim Funding Facility and, as of December 31, 2012, a total of $1.8 billion had been drawn down under the facility. As of the date of this AIF, $1.8 billion had been drawn down on the Interim Funding Facility.

MOA

The Corporation and Rio Tinto entered into the MOA on April 17, 2012 and amended certain of its terms on May 22, 2012. The MOA is an agreement that contemplates a comprehensive financing plan comprising a number of transactions in respect of the financing of the Oyu Tolgoi Project, the management of the Corporation, certain amendments to the HOA, and other matters. The financing commitments made by Rio Tinto pursuant to the terms of the MOA were provided to address the uncertainty that previously existed with respect to the financing of the Oyu Tolgoi Project and provide the

Corporation with more secure access to a source of funding, thus allowing for a higher degree of funding certainty for the Oyu Tolgoi Project until commercial production is achieved. The following is a summary only and is qualified in its entirety with reference to the MOA, a copy of which was originally filed on April 27, 2012 with the amending agreement filed on May 24, 2012 under the Corporation’s profile on SEDAR, at www.sedar.com.

2012 Rights Offering

The Corporation and Rio Tinto agreed to the key terms of the 2012 Rights Offering. These terms included (i) the issuance of rights sufficient to generate gross proceeds of up to US$1.8 billion; (ii) the price payable for each Common Share upon exercise of a right; (iii) the agreement by Rio Tinto to exercise its basic subscription privilege in full and to provide a commitment to purchase any Common Shares underlying unexercised rights (the “Standby Commitment”), subject to certain terms, conditions and limitations set out in the MOA; (iv) the payment of a fee by the Corporation to Rio Tinto as consideration for Rio Tinto providing the Standby Commitment; and (v) offering an additional subscription privilege to holders of rights that have exercised their basic subscription privilege in full.

The 2012 Rights Offering closed on July 27, 2012 and the Corporation issued an aggregate total of 259,558,050 Common Shares in satisfaction of the rights exercised. As the 2012 Rights Offering was fully subscribed2, Rio Tinto was not required to purchase any additional Common Shares under the Standby Commitment.

OT Project Financing and Completion Support Agreement

Consistent with their agreement in the HOA, Rio Tinto and the Corporation agreed to continue to act together diligently and in good faith to negotiate OT Project Financing. The estimate for the total amount of financing was revised to a range of between US$3 billion to US$4 billion, with the final terms of such financing subject to the acceptance of each of the Corporation, Rio Tinto, and the board of OT LLC, each acting reasonably.

Provided that the OT Project Financing is made available on terms reasonably satisfactory to Rio Tinto, Rio Tinto is reasonably satisfied at the OT Project Financing closing date that the Oyu Tolgoi Project (including a power plant) is fully financed (including a reasonable provision for contingencies), and there is no event of default (or event that has occurred that, with the giving of notice or the lapse of time, or both, would constitute an event of default) under either the Interim Funding Facility or the Bridge Facility on the OT Project Financing closing date, a Rio Tinto affiliate (the “Rio Tinto Supporter”) will enter into a completion support agreement with the Corporation (the “Completion Support Agreement”), pursuant to which the Rio Tinto Supporter will agree to provide a completion support guarantee to the lenders of the OT Project Financing. As consideration for entering into the Completion Support Agreement, the Corporation will pay to the Rio Tinto Supporter an annual fee of 2.5% payable annually, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the OT Project Financing at each calendar month end during the subject 12 month period.

[2]	99.2% of the 2012 Rights Offering rights were exercised in the first instance pursuant to a basic subscription privilege with the remainder taken up via an additional subscription privilege.

Bridge Facility

Rio Tinto agreed to cause one of its affiliates to provide the Corporation a bridge facility of US$1.5 billion (the “Bridge Facility”) to fund ongoing development of the Oyu Tolgoi Project. The Bridge Facility will be drawn down to fund ongoing Oyu Tolgoi Project expenditures if, and to the extent that, funds from the Interim Funding Facility, the OT Project Financing or from other sources are not available in a timely manner. Although the Interim Funding Facility has been substantially drawn down, the Corporation does not expect to draw down on the Bridge Facility prior to its expiry in May 2013.

Any amounts owing under the Bridge Facility are to be repaid from the proceeds of the OT Project Financing unless required to be repaid earlier and matures and is repayable in any event in May 2013 or as extended with the consent of Rio Tinto. The Bridge Facility bears interest at a rate equal to the sum of one month LIBOR plus 500 basis points.

The Corporation is required to prepay any outstanding principal amount under the Bridge Facility with the entire amount of (i) the net proceeds of any placement of Common Shares, (ii) the after-tax proceeds of the sale of Non-OT Assets, and (iii) the net proceeds from the 2012 Rights Offering. Any of these prepayments may be re-advanced under the Bridge Facility, subject to compliance with the draw-down conditions.

Rio Tinto’s obligation to advance funding under the Bridge Facility is subject to a number of conditions and compliance by the Corporation with series of covenants. For a list of the material conditions and covenants, reference is made to the Corporation’s material change report dated and filed on SEDAR on April 27, 2012.

A front end fee of US$15 million was paid on May 24, 2012 by the Corporation to the affiliate of Rio Tinto providing the Bridge Facility.

Board of Directors

Upon execution of the MOA, it was agreed that the Board of Directors would be reduced from 14 to 13 directors and the quorum required for the transaction of business at a meeting of the Board of Directors was fixed as a majority of the number of directors elected or appointed and in office immediately before the applicable meeting.

In addition, the MOA provided for the abolishment of the Corporation’s Office of the Chairman and the Corporation’s policy that required directors to hold Common Shares3.

Concurrent with the execution of the MOA, Robert Friedland, Edward Flood, Dr. Markus Faber, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook resigned as directors of the Corporation and David Huberman resigned as Chair of the Board of Directors. As part of these resignations, each resigning director entered into mutual release agreements with Rio Tinto and the Corporation. From the execution of the MOA until the period following the 2012 AGM, there were additional changes to the individuals comprising the Board of Directors. For more information on these changes, see “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – 2012”.

[3]	The abolishment of the Common Share ownership requirement for directors is consistent with Rio Tinto corporate policy that prohibits directors who are employees of Rio Tinto (seconded or otherwise) from receiving options to purchase Common Shares.

Senior Management

Upon execution of the MOA, Robert Friedland (Chief Executive Officer), Tony Giardini (Chief Financial Officer), John Macken (President) Sam Riggall (Executive Vice President, Business Development and Strategic Planning) and Peter Meredith (Deputy Chairman) (each an “Incumbent Senior Officer”) resigned from their respective offices with the Corporation and from all offices (including directorships) with each of the Corporation’s subsidiaries, other than Mr. Meredith who remained a director (and Chairman) of SouthGobi until his resignation in September 2012. As a result of Messrs. Friedland and Giardini’s resignations, Kay Priestly and Catherine Barone were appointed as Interim Chief Executive Officer and Interim Chief Financial Officer. On May 1, 2012, Kay Priestly’s interim designation was removed as she was appointed Chief Executive Officer of the Corporation and Chris Bateman was appointed Chief Financial Officer.

Concurrent with the execution of the MOA, the Corporation and Mr. Friedland entered into a separation agreement (the “Friedland Separation Agreement”) to govern the respective rights and obligations of the Corporation and Mr. Friedland following his resignation as a director and officer of the Corporation. The Friedland Separation Agreement covers various matters, including confidentiality, non-competition, non-solicitation, mutual releases of liability among the Corporation, Rio Tinto and Mr. Friedland and director nomination rights. Concurrent with the execution of the MOA, the Corporation and certain entities controlled by Mr. Friedland entered into a series of agreements (the “Cost Sharing Termination Agreements”) providing for the termination of certain cost sharing arrangements for the use of office space, furnishings, equipment and communications facilities in London, Singapore and Beijing, for the provision of aircraft services and for the cost of employing administrative and non-executive management personnel.

Each of the Incumbent Senior Officers entered into mutual release agreements with Rio Tinto and the Corporation (other than Mr. Friedland, with whom Rio Tinto and the Corporation exchanged mutual releases from liability in accordance with the terms of the Friedland Separation Agreement).

Oyu Tolgoi Exploration Activities

The OT Exploration Agreement (as defined in the HOA) was terminated and all rights and responsibilities for conducting exploration activities in respect of the Oyu Tolgoi Project are now held by the Rio Tinto Manager, in its role as manager of the Oyu Tolgoi Project.

Series D Warrants

The Corporation issued Rio Tinto share purchase warrants (the “Series D Warrants”) exercisable to purchase an additional 55 million Common Shares. Upon issuance, each Series D Warrant was exercisable to purchase one Common Share at any time until May 22, 2015. Following the 2012 Rights Offering, the number of Common Shares underlying the Series D Warrants and the exercise price per Series D Warrant were adjusted to 74,247,460 and $10.37, respectively, to account for the dilutive impact of the 2012 Rights Offering and to preserve the original economic value of the Series D Warrants.

Anti-Dilution Series D Warrants

In addition to the Series D Warrants, the Corporation agreed to grant Rio Tinto anti-dilution warrants (the “Anti-Dilution Series D Warrants”) in respect of the Series D Warrants if, at any time prior to the expiry of the Series D Warrants, the Corporation issues Common Shares in connection with a future rights offering. The Anti-Dilution Series D Warrants, upon issuance, would represent the same percentage of the outstanding Common Shares that Rio Tinto and its affiliates would have beneficially owned if all of the then outstanding Series D Warrants and any previously issued Anti-Dilution Series D Warrants beneficially owned by Rio Tinto or its affiliates had been fully exercised immediately before the record date of such future rights offering.

Anti-Dilution Subscription Right

For the subscription price of Cdn$1,000, Rio Tinto was issued the right (the “Anti-Dilution Subscription Right”) to subscribe from time to time for Common Shares in respect of any dilution of Rio Tinto’s equity ownership position as a result of the issuance of Common Shares pursuant to incentive stock options (i) that were exercised prior to the date of the MOA, or (ii) that remain outstanding and are exercised after the date of the MOA, subject to a maximum subscription limit of 25,649,122 Common Shares4. The Anti-Dilution Subscription Right will remain exercisable until the 20th business day following the expiration or exercise of the last such outstanding incentive stock option. The subscription price per Common Share under the Anti-Dilution Subscription Right will be the volume weighted average price of a Common Share on the TSX during the five (5) trading days immediately before the applicable date of exercise. As of the date of this AIF, Rio Tinto had not subscribed for any Common Shares underlying the Anti-Dilution Subscription Right.

Name Change

The Corporation agreed to propose and recommend approval to shareholders at the 2012 AGM of a resolution to change the Corporation’s name from “Ivanhoe Mines Ltd.” to “Turquoise Hill Resources Ltd.”. As a result of receiving such shareholder approval at the 2012 AGM, the Corporation changed its name from “Ivanhoe Mines Ltd.” to “Turquoise Hill Resources Ltd.” on August 2, 2012.

Agreements with the Government of Mongolia

The parties to the Investment Agreement are the Corporation, its 66% owned subsidiary OT LLC, Rio Tinto, and the Government of Mongolia. The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for the Oyu Tolgoi Project, protection of the investment in the Oyu Tolgoi Project, the term of the parties’ investment in the Oyu Tolgoi Project, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia.

Effective Date

The Investment Agreement became effective as of March 31, 2010 (the “Effective Date”), following the satisfaction of all conditions precedent to its effectiveness. These conditions included the completion of a number of corporate transactions intended to establish an efficient foundation for the operation of the Oyu Tolgoi Project and the respective interests of the parties, such as the restructuring of OT LLC and the conversion of certain exploration licences to mining licences.

Term

The Investment Agreement has an initial term of 30 years from the Effective Date (the “Initial Term”). OT LLC has the right, exercisable by notice given not less than 12 months prior to the expiry of the Initial Term and subject to the fulfillment of certain conditions, to extend the Initial Term of the Investment Agreement for a further duration of 20 years (the “Renewal Term”).

[4]	The 25,649,122 Common Shares underlying the Anti-Dilution Subscription Right is the product of an adjustment to reflect the dilutive effect of the 2012 Rights Offering.

In order to exercise its right to obtain the Renewal Term, OT LLC must have performed the following obligations during the Initial Term:

•	demonstrated that the Oyu Tolgoi Project has been operated to industry best practice in terms of national and community benefits, environment and health and safety practices;

•	made capital expenditures in respect of the Oyu Tolgoi Project of at least $9 billion;

•	complied in all material respects with its obligations to pay taxes under the laws of Mongolia, as stabilized under the terms of the Investment Agreement;

•

commenced commercial production at the Oyu Tolgoi Project within five years of the “Financing Completion Date”, being the earlier of (i) the date on which OT LLC has obtained access to OT Project Financing sufficient to fully construct the Oyu Tolgoi Project in accordance with the feasibility study submitted to the Government of Mongolia or (ii) two years after the Effective Date. In March 2012, OT LLC notified the Government of Mongolia that the Financing Completion Date occurred on March 31, 2012, given OT Project Financing had not been obtained as at that date;

•	if, as part of the development of the Oyu Tolgoi Project, OT LLC has constructed, or is constructing, a copper smelter, OT LLC must have constructed or be constructing such smelter in Mongolia;

•

if the development and operation of the Oyu Tolgoi Project has caused any unanticipated and irreversible ecological damage to natural resources in Mongolia, OT LLC must have paid compensation based on the value of any such permanently damaged natural resources in accordance with the applicable laws of Mongolia; and

•	within four years after having commenced commercial production at the Oyu Tolgoi Project, secured the total power requirements for the Oyu Tolgoi Project from sources within the territory of Mongolia.

Investment Protection

The Investment Agreement confirms OT LLC’s rights to market, sell and export mineral products from the Oyu Tolgoi Project at international market prices and to freely expend and repatriate its sale proceeds in Mongolian togrogs and foreign currencies. It also conveys legal protection on capital, property and assets of OTC LLC and its affiliates, and the requirement that any expropriation action must be in accordance with due process of law on a non-discriminatory basis and with the condition of full compensation by the Government of Mongolia to the affected party.

Taxes, Royalties and Fees

Throughout the Initial Term and the Renewal Term, if any, all taxes payable by OT LLC will remain stabilized. The annual corporate income tax rate will be stabilized at 10% on all sums earned up to three billion togrogs (approximately $2.1 million). All taxable income earned in excess of three billion togrogs will be taxed at the rate of 25%. In addition to corporate income tax, the following taxes have been stabilized: customs duties; value-added tax; excise tax (except on gasoline and diesel fuel purchases); royalties (at 5% of the sales value of all mineral products mined from the Oyu Tolgoi Project); mineral exploration and mining licence payments (at $15 per ha); and immovable property tax and/or real estate tax.

The previously existing windfall profits tax was eliminated with effect as of January 1, 2011. Taxation on dividends and other forms of income have also been stabilized at zero percent. Non-stabilized taxes shall apply to OT LLC on a non-discriminatory basis.

Project Financing and Commercial Production

Under the Shareholders’ Agreement (discussed further below), the shareholders of OT LLC have agreed to use their commercially reasonable endeavours to use project financing as a priority funding mechanism (if beneficial and appropriate from an overall project perspective) and to assist OT LLC to obtain OT Project Financing as soon as practicable.

As discussed above, OT LLC is required to achieve commencement of commercial production from the Oyu Tolgoi Project within five years of the Financing Completion Date, which date is March 31, 2017. Commencement of commercial production will be the first day of the month following the month in which regular shipments to customers first occurs after achievement of 70% of planned concentrator throughput based on design capacity at that stage of construction for the Oyu Tolgoi Project, for a continuous period of 30 days. The Corporation expects commercial production to commence at the Oyu Tolgoi Project by the end of the first half of 2013 and, as result, fulfill its obligations in this regard under the Investment Agreement.

Infrastructure

All roads, pipelines and other transportation infrastructure funded or constructed by OT LLC or its affiliates in connection with implementation of the Oyu Tolgoi Project are required to be constructed to a standard necessary to meet the specific requirements of the Oyu Tolgoi Project only. OT LLC may provide the public, the Government of Mongolia and third parties access to certain infrastructure and/or services, provided such access does not interfere with the operation of the Oyu Tolgoi Project. In addition, OT LLC may recover costs by way of payments or collection of tolls from those persons or entities using such infrastructure and/or services.

OT LLC is permitted to construct a road between the Oyu Tolgoi Project site and the Gashuun Sukhait border crossing with China. OT LLC may deduct the road construction expenses from its annual taxable income. The Government of Mongolia is responsible for the maintenance of the road and the collection of road use fees from any third party users. OT LLC and its contractors/sub-contractors are exempt from any such road user fees.

OT LLC has the right to access, and to use, self-discovered water resources for any purpose connected with the Oyu Tolgoi Project during the life of the Oyu Tolgoi Project, including construction, commission, operation and rehabilitation of the Oyu Tolgoi Project. OT LLC is required to pay fees for its water use but such fees must be no less favourable than those payable from time to time by other domestic and international users, must take into account the quantity and quality of the water removed and consumed, and are treated as a deductible expense from OT LLC’s taxable income.

Smelter

OT LLC shall, within three years after commencing commercial production from the Oyu Tolgoi Project, if requested by the Government of Mongolia, prepare a research report on the economic viability of constructing and operating a copper smelter in Mongolia to process the mineral concentrate derived from the Oyu Tolgoi Project. OT LLC will in priority supply copper concentrate to any third party operated smelter in Mongolia that the Government has a whole or partial ownership interest in on agreed commercial terms based on international standards and prices, provided that the smelter meets the required technical specifications and any smelter owned or operated by OT LLC in Mongolia will have first priority of supply. If OT LLC owns and operates a smelter in Mongolia, OT LLC has agreed to offer all gold bullion produced at such smelter to the Mongol Bank, subject to reasonable commercial terms and prevailing international prices.

Power Supply

During the construction period of the Oyu Tolgoi Project and until the four year anniversary after the Oyu Tolgoi Project attains commercial production, OT LLC has the right to import electric power from sources outside Mongolia, including China. Within four years after having commenced commercial production, OT LLC is required to secure all of its power requirements for the Oyu Tolgoi Project from a domestic Mongolian source.

In November 2012, OT LLC and Inner Mongolia Power International Cooperation Co., Ltd. and the National Electricity Transmission Grid Company entered into the Power Purchase Agreement for the supply of power to the Oyu Tolgoi Project from electric power facilities in China.

Local Communities

OT LLC will conduct, implement, and update, from time to time, socio-economic impact assessments, socio-economic risk analyses, multi-year community plans, community relations management systems, policies, procedures and guidelines, and mine closure plans, all of which shall be produced with community participation and input and be consistent with international best practices. OT LLC will also conduct community development and education programs.

OT LLC will prioritize the training, recruiting and employment of citizens from local communities for the Oyu Tolgoi Project, giving specific preference to the citizens of Umnugovi Aimag. Once the Oyu Tolgoi Project attains commercial production, 90% of the Oyu Tolgoi Project workforce must be Mongolian nationals. OT LLC must use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within five years after achieving commercial production, and increasing to 70% after ten years of achieving commercial production. OT LLC must use its best efforts to ensure that not less than 60% of its contractor’s employees are Mongolian nationals for construction work and 75% of its contractor’s employees are Mongolian nationals for mining and mining related work.

Environment

The Investment Agreement also includes environmental protection provisions, by which OT LLC will implement an environmental protection plan and provide to the Government of Mongolia an independent report on progress every three years. In 2012, the Corporation completed the ESIA (as defined herein) and shortly thereafter such plan was submitted to the Government of Mongolia.

Disputes

Any dispute that is not resolved through negotiation will be resolved by binding arbitration in accordance with the procedures under the Arbitration Rules of the United Nations Commission on International Trade Law in force at the time of the dispute.

Shareholders’ Agreement

Concurrent with the execution of the Investment Agreement, OT LLC and THR Oyu Tolgoi (BVI) Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.) and Oyu Tolgoi Netherlands B.V., the two indirect, wholly-owned subsidiaries through which the Corporation holds its interest in OT LLC (the “Corporation Shareholder Subsidiaries”), entered into the Shareholders’ Agreement with Erdenes. Erdenes MGL LLC transferred its shares in OT LLC and its rights and obligations under the Shareholders’ Agreement to its subsidiary, Erdenes OT LLC. The Shareholders’ Agreement contemplates the basis upon which the Government of Mongolia, through Erdenes, acquired an initial 34% equity interest in the Oyu Tolgoi Project through a shareholding in OT LLC and provides for the respective rights and obligations of the parties as shareholders of OT LLC.

On June 8, 2011, the parties to the Shareholders’ Agreement amended the interest payable terms under such agreement. Specifically, the interest rate to be applied to Existing Shareholder Loans, Shareholder Debt and Government Debt (each as defined and discussed further below) on and from January 31, 2011 was reduced to LIBOR plus 6.5%, down from the previous rate of 9.9%, adjusted for United States Consumer Price Index. The interest rate adjustment was made taking into consideration the global interest rates that prevailed in 2009 following the global economic crisis.

Ownership of OT LLC

Under the terms of the Shareholders’ Agreement, within 21 business days after the Effective Date, OT LLC issued Erdenes that number of common shares of OT LLC (“OT Shares”) that, upon issuance, represented 34% of the then issued and outstanding OT Shares. If OT LLC exercises its right under the Investment Agreement to obtain the Renewal Term, Erdenes shall have the option to acquire additional OT Shares on terms to be agreed upon between Erdenes and the Corporation Shareholder Subsidiaries, to increase its shareholding in OT LLC to 50%. Erdenes’ shareholding of OT LLC may not be diluted by the issue of new OT Shares without its consent.

Management of Oyu Tolgoi Project

OT LLC’s board of directors must appoint a management team for the Oyu Tolgoi Project as nominated by the Corporation Shareholder Subsidiaries to provide management services to OT LLC. The management team engaged by OT LLC is responsible for providing management services to OT LLC for the Oyu Tolgoi Project and is required to report to OT LLC’s board of directors on a quarterly basis.

For more information on the management of the Oyu Tolgoi Project, see “Rio Tinto Transactions – HOA – Governance Arrangements”.

Management Services Payment

A management services payment is payable to the company engaged as the management team in the amount of 3% of the Oyu Tolgoi Project’s operating and capital costs incurred prior to the commencement of commercial production and 6% thereafter. The management team can direct OT LLC to pay part or all of this management services payment to the Corporation, Rio Tinto or their respective affiliates. This management services payment is shared, as to 50%, by the Corporation and its affiliates and, as to 50%, by Rio Tinto and its affiliates as agreed separately by the Corporation and Rio Tinto.

Election of Directors

Appointment of directors as between the Corporation Shareholder Subsidiaries and Erdenes is divided pro rata based on their respective shareholdings. The Corporation Shareholder Subsidiaries have the right to nominate six directors and Erdenes has the right to nominate three directors. Under the HOA, the Corporation and Rio Tinto agreed that the six directors nominated by the Corporation Shareholder Subsidiaries will be comprised of three nominees from each of the Corporation and Rio Tinto. See “Rio Tinto Transactions – HOA – Governance Arrangements”.

Existing Shareholder Loans and Cash Calls

All funds advanced to OT LLC prior to the Effective Date by the Corporation, Rio Tinto or any of their respective affiliates in relation to the Oyu Tolgoi Project (the quantum of which has been agreed by OT LLC and the Government of Mongolia), including interest thereon (collectively, the “Existing Shareholder Loans”), are repayable prior to any dividend distributions to the shareholders of OT LLC, as discussed below.

OT LLC may request that the shareholders of OT LLC contribute funds (“Called Sums”) in proportion to their respective share ownership interests in OT LLC to meet the projected cash requirements of OT LLC under the Oyu Tolgoi Project programs and budgets approved by OT LLC’s board of directors.

During the period commencing on the date Erdenes acquired its 34% interest in OT LLC and ending three years after the commencement of commercial production from the Oyu Tolgoi Project (the “Funding Period”), the Corporation Shareholder Subsidiaries have agreed to fund all contributions of Called Sums, including those otherwise payable by Erdenes, unless Erdenes elects to contribute to any Called Sum. The Corporation Shareholder Subsidiaries will determine what method or methods of finance will apply in respect to those contributions, including by way of a combination of shareholder debt and/or common shares.

Where the Corporation Shareholder Subsidiaries cover Erdenes’ contribution to a Called Sum and funding is by way of common equity, shares are also issued to Erdenes to maintain its 34% shareholding. Such contributions on Erdenes’ behalf (“Government Debt”) are subject to interest as set out below. All dividends payable to Erdenes must be paid by OT LLC to the Corporation Shareholder Subsidiaries (or nominated Turquoise Hill Group or Rio Tinto Group companies) in repayment of the principal and interest outstanding on Government Debt, but otherwise the Corporation Shareholder Subsidiaries have no recourse to Erdenes. In addition, Erdenes may elect to repay outstanding Government Debt at any time.

After the Funding Period, Erdenes has the option of contributing to any required funding, but is not obligated to do so. Regardless of whether or not Erdenes contributes funding, its shareholding in OT LLC cannot be diluted. If Erdenes elects not to fund its proportionate share, the Corporation Shareholder Subsidiaries have the right to meet the full funding requirement in a similar manner as to the initial funding (but are not obligated to do so).

Each of the Government Debt, the Existing Shareholder Loans and shareholder debt provided after the Effective Date (“Shareholder Debt”) accrues interest at a rate of LIBOR plus 6.5% on and from January 31, 2011, down from the previous rate of 9.9%, adjusted for the US Consumer Price Index, which applied prior to that date.

Payment of Dividends

All principal and interest outstanding on Shareholder Debt, Government Debt and the Existing Shareholder Loans must be paid in full to the Corporation prior to the payment of any dividends to the shareholders of OT LLC. Subject to the foregoing, if OT LLC has profits available for distribution in respect of any completed financial year, OT LLC’s board of directors will declare that all of those profits must be distributed by way of cash dividends within three months after the end of that financial year, subject to the retention of reasonable and proper reserves for OT LLC’s future cash requirements (including potential expansions, working capital, and the maintenance of funds for capital costs and other actual or contingent liabilities).

Transfer of Shares of OT LLC to Third Parties

No shareholder of OT LLC may dispose of any of its shares to a third party without first offering such shares to the other shareholders of OT LLC on equivalent commercial terms as those offered by the relevant third party.

T-Bill Purchase Agreement and Prepayment Agreement

Concurrent with the Investment Agreement, OT LLC also entered into the T-Bill Purchase Agreement with the Government of Mongolia pursuant to which OT LLC agreed to purchase from the Government, in instalments, three discounted treasury bills (the “T-Bills”) with an aggregate face value of $287.5 million for an aggregate purchase price of $250 million.

Originally, the T-Bills were to be purchased in three separate instalments, with each purchase triggered by the attainment of a defined milestone. The initial T-Bill (“First T-Bill”), with a face value of $115 million, was purchased in October 2009 for $100 million.

Rather than purchase the second and third T-Bills, the Government of Mongolia proposed, and OT LLC agreed, that the purchase price otherwise payable for the second T-Bill ($50 million) and third T-Bill ($100 million) could be made as prepaid tax instalments. The Government of Mongolia and OT LLC entered into a Prepayment Agreement in June, 2011 pursuant to which OT LLC made these two tax prepayments in April 2011 and June 2012, respectively. The prepayments accrue interest at an after tax rate of 1.59% and may be applied by OT LLC to offset any of its tax liabilities that have accrued on and after January 1, 2012. To the extent not fully offset, the outstanding amount of the prepayments (including interest) will become immediately repayable to OT LLC on the fifth anniversary of the date of payment, subject to accelerated maturity on a material breach of the Investment Agreement or upon termination of the Investment Agreement.

In November 2012, OT LLC agreed to assign its rights and obligations under the T-Bill Purchase Agreement and the First T-Bill to the Corporation in consideration for the Corporation restricting a non-interest bearing loan between the Corporation and OT LLC in the outstanding amount of the First T-Bill.

The principal amount of the First T-Bill ($115 million) will become immediately repayable to the Corporation in October 2014, on the fifth anniversary of its issuance, subject to accelerated maturity on a material breach of the Investment Agreement by the Government of Mongolia or upon termination of the Investment Agreement. If the First T-Bill is not repaid on that date, it will accrue interest at a rate of 9.9% and may be applied by the Corporation to offset the Mongolian tax liabilities of OT LLC. Alternatively, if the First T-Bill is not repaid by the due date, the Corporation may elect, at its discretion, to put the First T-Bill back to OT LLC and reassign the T-Bill Purchase Agreement to OT LLC in which case OT LLC will pay the then outstanding balance of the First T-Bill (including accrued interest) to the Corporation.

Status of the Investment Agreement

In September 2011, the Government of Mongolia first approached Turquoise Hill and Rio Tinto in an attempt to renegotiate certain terms of the Investment Agreement that would have accelerated the Government’s right to increase its current 34% interest in the Oyu Tolgoi Project to 50%. In response, Turquoise Hill and Rio Tinto advised the Government of Mongolia that they were not willing to renegotiate the terms of the Investment Agreement. Following discussions between all three parties, it was agreed by all parties that there would not be a renegotiation of the Investment Agreement, and that the agreement in place would continue unamended.

In October 2012, the Government of Mongolia once again requested that the Investment Agreement be renegotiated. In its proposed 2013 budget, the Government of Mongolia has included revenue from the application of a progressive royalty scheme to Oyu Tolgoi. However, the Investment Agreement provides a stabilized royalty rate of 5% of the sales value of all mineral products mined from the Oyu Tolgoi Project over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi. Any change to Oyu Tolgoi’s royalty rate would require the agreement of all parties to the Investment Agreement.

Risk Factors

The Corporation is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a description of some of the risks and uncertainties to which the Corporation is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the section entitled “INTERPRETATION INFORMATION – Forward-Looking Information and Forward-Looking Statements” in this AIF.

The Corporation may be limited in its ability to enforce the Investment Agreement against Mongolia, a sovereign government

The Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of the Oyu Tolgoi Project. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement, there may be limitations on the Corporation’s ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Investment Agreement, the Corporation could be deprived of substantial rights and benefits arising from its investment in the Oyu Tolgoi Project with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Such an outcome would have a material adverse impact on the Corporation and its share price.

The Oyu Tolgoi Project is operated as a corporate/government joint venture and is subject to joint venture risk

Although the Shareholders’ Agreement contemplates that the Corporation will maintain a controlling interest in the Oyu Tolgoi Project, the Government of Mongolia also holds a significant stake in what is effectively a corporate joint venture involving a government entity. In addition, a portion of the Oyu Tolgoi Project property is held subject to the Entrée Joint Venture. As such, the Oyu Tolgoi Project is, to a certain extent, a joint venture within a joint venture. Therefore, the Corporation will be subject, on multiple levels, to all of the risks to which participants in mining joint ventures are typically exposed. Such risks include the potential for disputes respecting development, operation and financing matters resulting from differing levels of sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term).

The Corporation’s ability to carry on business in Mongolia is subject to legal and political risk

Although the Corporation expects that the Investment Agreement will continue to bring significant stability and clarity to the legal, political and operating environment in which the Corporation will develop and operate the Oyu Tolgoi Project, the Corporation is still subject to potential legal and political risks in Mongolia.

The Ovoot Tolgoi Mine is not covered by the Investment Agreement. SGQ holds its interest in its Mongolian mineral exploration and development projects indirectly through mining licences and exploration licences, and the rights with respect to those activities may be subject to changes in legislation or government regulations or changes in political attitudes within Mongolia. On April 16, 2012 the

MRAM announced its intention to suspend certain of SGQ’s exploration and mining licences. On September 6, 2012, subsequent to the termination of the Chalco Bid, SGQ received official notification from MRAM confirming that as of September 4, 2012 all exploration and mining licences held by it were in good standing.

There can be no absolute assurance that the Corporation’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Corporation’s mining projects, including its ability to access power, transport and sell its product and access construction labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Corporation’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement may take considerable time to enforce, this risk applies to the Oyu Tolgoi Project despite the provisions of the Investment Agreement respecting nationalization and expropriation. Similarly, other projects in Mongolia in which the Corporation holds a direct or indirect interest that are not covered by the Investment Agreement, such as the Ovoot Tolgoi Mine, may be affected in varying degrees by, among other things, government regulations with respect to restrictions on production, price controls, export controls, income and other taxes, environmental legislation, mine safety and annual fees to maintain mineral licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of the Oyu Tolgoi Project are expected to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which the Corporation holds its interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Corporation’s rights and obligations. Mongolian institutions and bureaucracies responsible for administrating laws may lack the experience necessary to apply such laws in a modern business context. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. Accordingly, while the Corporation believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

Recent and future amendments to Mongolian laws could adversely affect the Corporation’s mining rights in the Oyu Tolgoi Project or its other projects, or make it more difficult or expensive to develop such projects and carry out mining

The Government of Mongolia has, in the past, expressed its desire to foster, and has to date protected the development of, an enabling environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to Mongolia’s minerals laws in 2006 and the enactment of a windfall profits tax that same year (that has since been repealed) as well as by the recent passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining. There can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines the Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement (which was threatened in both 2011 and 2012) that are adverse to the Corporation’s interests or that impair the Corporation’s ability to develop and operate the Oyu Tolgoi Project or other projects on the basis presently contemplated, which may have a material adverse impact on the Corporation and its share price.

The Investment Agreement includes a number of future covenants that may be outside of the control of the Corporation to complete

The Investment Agreement commits the Corporation to perform many obligations in respect of the development and operation of the Oyu Tolgoi Project. While performance of many of these obligations is within the effective control of the Corporation, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Corporation. For example:

•

Mongolian nationals must represent at least 90% of the Oyu Tolgoi Project work force once commercial production is attained and 50% of the Oyu Tolgoi Project’s engineers must be Mongolian nationals within five years, increasing to 70% after ten years. While the Corporation has a plan for achieving these targets, success in doing so is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Corporation’s control.

•

OT LLC is obligated to utilize only Mongolian power sources within four years of commencing commercial production. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers.

•

OT LLC is obligated to commence commercial production by March 2017. There is a risk that unanticipated construction delays or other unforeseen development problems may cause delays in commencement of commercial production or that unforeseen mining or processing difficulties are encountered that prevent OT LLC from attaining the required commercial production levels.

•

OT LLC is obligated to use Mongolian services, transportation and freight facilities on a priority basis to the extent such services and materials are available on a competitive time, cost, quantity and quality basis. Such services and facilities may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•

OT LLC has community development commitments and social responsibility obligations. There is a risk that OT LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow OT LLC to meet its commitments under the Investment Agreement.

•

The extension of the term of the Investment Agreement from 30 years to 50 years is subject to a number of conditions, including the Corporation having demonstrated that the Oyu Tolgoi Project has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Corporation and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite the Corporation’s best efforts, such provisions are not necessarily within its control and non-fulfilment may result in a default under the Investment Agreement. Such a default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Corporation and its share price. The Investment Agreement contains certain cure periods and force majeure clauses which may mitigate potential breaches by the Corporation in limited circumstances.

Rio Tinto, as the holder of a majority of the Common Shares and manager of the Oyu Tolgoi Project, controls the business and affairs of the Corporation and has the ability to exert a significant degree of control over OT LLC

Rio Tinto owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to the agreed limitations in the HOA (as amended by the MOA). Rio Tinto can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Corporation’s shareholders, except for resolutions in respect of which Rio Tinto is an interested party and for which disinterested shareholder approval is required. In addition, under the HOA, Rio Tinto was appointed the manager of the Oyu Tolgoi Project which provides Rio Tinto with responsibility for the management of the Oyu Tolgoi Project. Pursuant to the terms of the HOA, a majority of the Board of Directors must be independent directors at least until the earlier of January 18, 2014 or the date on which the Corporation ceases to be a reporting issuer under Canadian securities laws.

Rio Tinto is also able to exert a significant degree of control over the management, development and operation of the Oyu Tolgoi Project through a series of governance mechanisms established under the Private Placement Agreement and the HOA. These include the Technical Committee established under the Private Placement Agreement, and the Operating Committee established under the HOA, through which Rio Tinto is able to control decisions respecting the business of OT LLC subject to a Turquoise Hill veto in respect of certain special matters. The HOA also entitles Rio Tinto to manage the Oyu Tolgoi Project.

The interests of Rio Tinto and the interests of the Corporation’s other shareholders are not necessarily aligned in all respects and there can be no assurance that Rio Tinto will exercise its rights as the Corporation’s majority shareholder and its other contractual rights under the Private Placement Agreement, the HOA and the MOA in a manner that is consistent with the best interests of the Corporation’s other shareholders.

There can be no assurance that the Corporation will be capable of raising the additional funding that it needs to complete the development of the Oyu Tolgoi Project

Timely development of the Oyu Tolgoi Project depends upon Turquoise Hill’s ability to maintain an adequate and reliable source of funding. Under the MOA, Turquoise Hill and Rio Tinto agreed to a comprehensive financing plan for the completion and start-up of the Oyu Tolgoi Project; however, volatility in capital markets and other factors may adversely affect Turquoise Hill’s ability to acquire the remaining project finance component to OT Project Financing. Turquoise Hill operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders. Failure to obtain sufficient additional financing would likely have a materially adverse impact on Turquoise Hill’s ability to maintain the current development schedule for the Oyu Tolgoi Project and could jeopardize Turquoise Hill’s ability to meet its contractual commitments to third parties in respect of the Oyu Tolgoi Project, including those in respect of the Investment Agreement and the Shareholders’ Agreement. Turquoise Hill may be able to partially mitigate the risk of failing to obtain additional financing by selling some or all of its non-core assets but there is no assurance that the proceeds of any such sale would be sufficient to meet all Oyu Tolgoi Project expenditure requirements.

The actual cost of developing the Oyu Tolgoi Project may differ materially from the Corporation’s estimates and involve unexpected problems or delays

The estimates contained herein regarding the development and operation of the Oyu Tolgoi Project are estimates only and are based on many assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete phase two of the Oyu Tolgoi Project may increase, which may have a material adverse impact on the Corporation and its share price.

There are also a number of uncertainties inherent in the development and construction of any new mine, including the Oyu Tolgoi Project. These uncertainties include:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•

the availability and cost of skilled labour, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi Project, which requires routing approaches which have not been fully tested;

•	the annual usage costs to the local province for sand, aggregate and water;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other government permits, and the timing of those permits;

•	the availability of funds to finance construction and development activities; and

•	delays in any of the steps required to achieve commercial production, and the costs which would result from delays.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that future development activities will result in profitable mining operations.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact the Corporation’s business

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Corporation’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Corporation is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition, which may have a material adverse impact on the Corporation and its share price.

The Corporation is exposed to risks of changing political stability and government regulation in the countries in which it operates

The Corporation holds mineral interests in countries which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Corporation and may adversely affect its business. The Corporation’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Corporation’s operations may also be affected to varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where the Corporation is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of certain of the countries in which the Corporation operates also have the potential to be applied in an inconsistent manner due to the substantial administrative discretion granted to the responsible government official. As such, even the Corporation’s best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on the Corporation and its share price.

The resource and reserve estimates for the Corporation’s projects disclosed in this AIF are estimates only and are subject to change based on a variety of factors, some of which are beyond the Corporation’s control. The Corporation’s actual production, revenues and capital expenditures may differ materially from these estimates

The disclosed estimates of reserves and resources in this AIF, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Corporation’s mining projects may render mining of ore reserves uneconomical and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially the Corporation’s reserves and resources. Should such reductions occur, material write downs of the Corporation’s investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in Proven mineral reserves and Probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The financial modeling for the Oyu Tolgoi Project is based on projected future metal prices. The prices used reflected organizational consensus pricing views and opinions and were subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced in this AIF are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Corporation and its share price.

A number of the uncertainties relate to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Project, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry specific and also regional and global economic factors (including, among others, those which effect commodity prices). Many of these factors are beyond the Corporation’s control.

Mining projects are sensitive to the volatility of metal prices

The long-term viability of the Oyu Tolgoi Project depends in large part on the world market prices of copper and gold. The market prices for these metals are volatile and are affected by numerous factors beyond the Corporation’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals.

The aggregate effect of these factors on metals prices is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Corporation’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Corporation’s mining, development and exploration activities. The Corporation would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Corporation’s reserves and resources. These factors could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Corporation and its share price.

The following table sets forth for the periods indicated: (1) the London Metals Exchange’s high, low and average settlement prices for copper in United States dollars per pound; and (2) the high, low and average London afternoon fixing prices for gold in United States dollars per ounce.

Year	Copper			Gold
	High	Low	Average	High	Low	Average
2008	$4.08	$1.26	$3.15	$1,011	$713	$872
2009	$3.33	$1.38	$2.34	$1,213	$810	$972
2010	$4.42	$2.76	$3.42	$1,421	$1,058	$1,225
2011	$4.62	$3.05	$4.00	$1,895	$1,319	$1,572
2012	$3.93	$3.29	$3.61	$1,792	$1,540	$1,669

Under Mongolia’s Resolution 175, the Government of Mongolia may seek contribution or reimbursement from OT LLC for compensation it provides to third parties adversely affected by the Resolution

In June 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain defined land areas for “special needs” in proximity to the Oyu Tolgoi Project. These special needs areas are to be used for infrastructure facilities for the development of the Oyu Tolgoi Project, if required. Most of the land areas designated for special needs are subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences. It is not entirely clear at this time what areas of land covered by Resolution No.175 may be required for the purposes of infrastructure for the Oyu Tolgoi Project and, if required, what level of impact that may have, if any, on third parties holding mineral exploration and mining licences over such areas. OT LLC has entered into certain consensual arrangements with some of the affected third parties and is seeking to complete consensual arrangements with all affected third parties. If OT LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are ultimately adversely affected by the application of Resolution 175, compensation to such third parties will be payable under Mongolian legislation as indicated by Resolution No.175.

It has not been formally confirmed by the Government of Mongolia that any consensual arrangements OT LLC enters into with affected third parties will make the application of Resolution 175 to those affected third parties unnecessary or of no adverse effect. It is not clear at this time whether the Government of Mongolia will alone assume the obligation to pay such compensation to third parties, or whether it will require OT LLC to pay all or a portion of such compensation.

The Corporation is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect the Corporation

All phases of the Corporation’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, the Oyu Tolgoi Project is subject to a requirement to meet environmental protection obligations. The Corporation must complete an Environmental Protection Plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties in which the Corporation holds interests which are presently unknown to the Corporation and which have been caused by previous or existing third party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Corporation’s operations. To the extent such approvals are required and not obtained, the Corporation may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material adverse impact on the Corporation and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Corporation and its share price.

Previous mining operations may have caused environmental damage at current and former Turquoise Hill mining projects, and if the Corporation cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective

The Corporation has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at current and former mining projects, including at the Kyzyl Gold Project in Kazakhstan and the Cloncurry Tenements in Australia. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Corporation’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on the Corporation and its share price.

The Corporation’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements

The Corporation conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The subsidiaries’ abilities to pay dividends or make other distributions to the Corporation is also subject to their having sufficient funds to do so. The Corporation notes that its cash and cash equivalents at December 31, 2012, includes SGQ’s balance of $19.7 million and Ivanhoe Australia’s balance of $47.6 million, which amounts are not available for the Corporation’s use. If the subsidiaries are unable to pay dividends or make other distributions, the Corporation’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Corporation may lose all or a portion of its investment in that subsidiary. The Corporation expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on the Corporation and its share price.

The Government of Mongolia T-Bill may remain illiquid beyond the stated maturity date

On October 20, 2009, as an adjunct to the Investment Agreement, OT LLC purchased a T-bill from the Government of Mongolia, with a face-value of $115.0 million, for $100.0 million. The T-Bill was assigned to the Corporation by OT LLC in November 2012. The T-Bill will mature on October 20, 2014. Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies. There is no assurance that the Corporation will be able to readily convert the T-Bill into cash upon the stated maturity date, and the inability to do so could have a material adverse impact on the Corporation’s cash position, which may have a material adverse impact on the Corporation and its share price.

The Corporation is subject to Anti-Corruption Legislation

The Corporation is subject to the U.S. Foreign Corrupt Practices Act and other similar acts, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act and the United Kingdom’s Bribery Act (collectively, the “Anti-Corruption Legislation”), which prohibits the Corporation or any officer, director, employee or agent of the Corporation or any stockholder of the Corporation acting on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Corporation’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. The Corporation strictly prohibits these practices by its employees and agents. However, the Corporation’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which we might be held responsible. Any failure by the Corporation to adopt appropriate compliance procedures and ensure that its employees and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on the Corporation and its share price.

SouthGobi is subject to continuing governmental, regulatory and internal investigations, the outcome of which is unclear at this time but could have a material adverse effect on the Corporation

SouthGobi is subject to continuing investigations by the Mongolian Independent Authority Against Corruption (the “IAAC”) and other governmental and regulatory authorities in Mongolia regarding allegations against SouthGobi and some of its employees involving possible breaches of Mongolian laws, including anti-corruption and taxation laws.

Neither SouthGobi nor any of its employees have been charged in connection with the IAAC’s investigation, but certain current and former employees of SouthGobi have been advised that they are suspects. The IAAC has imposed orders placing a travel ban on those employees, and administrative restrictions on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of those allegations.

Through SouthGobi’s Audit Committee (comprised solely of independent directors) (the “SouthGobi Audit Committee”), SouthGobi is conducting an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations that have been raised.

The Chair of the SouthGobi Audit Committee is also participating in a self-created tripartite committee, comprised of the Chair of the SouthGobi Audit Committee, a representative of Rio Tinto and the Chair of the Corporation’s Audit Committee, which is focused on the investigation of those allegations, including possible violations of anti-corruption laws. All of these investigations are ongoing but are not yet complete. Information that has been provided to the IAAC by SouthGobi has also been provided by the tripartite committee to Canadian and United States regulatory authorities that are monitoring the Mongolian investigations. SouthGobi continues to cooperate with all relevant regulatory agencies in respect of the ongoing investigations.

The investigations referred to above could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi, or any of its affiliates, including the Corporation, or any of the current or former employees of the foregoing. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on the Corporation.

There can be no assurance that the interests held by the Corporation in its exploration, development and mining properties is free from defects or that material contractual arrangements between the Corporation and entities owned or controlled by foreign governments will not be unilaterally altered or revoked

The Corporation has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Corporation. There can also be no assurance that the Corporation’s rights will not be challenged or impugned by third parties. The Corporation has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Corporation or at all, which may have a material adverse impact on the Corporation and its share price.

The Corporation does not expect to pay dividends for the foreseeable future

The Corporation has not paid any dividends on its Common Shares to date and it does not intend to declare dividends for the foreseeable future, as it anticipates that it will reinvest future earnings, if any, in the development and growth of the Oyu Tolgoi Project and its business generally. Therefore, investors will not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Corporation cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase Common Shares.

There is no assurance that the Corporation will be capable of consistently producing positive cash flows

The Corporation has not, to date, produced positive cash flows from operations, and there can be no assurance of its ability to operate its projects profitably. While the Corporation may in the future generate working capital through the operation, development, sale of its properties, there is no assurance that the Corporation will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs, which may have a material adverse impact on the Corporation and its share price.

There is no guarantee that any exploration or development activity will result in commercial production of mineral deposits

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Corporation’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Corporation.

The Corporation cannot insure against all of the risks associated with mining

Exploration, development and production operations on mineral properties involve numerous risks and hazards, including:

•	rock bursts, slides, fires, earthquakes or other adverse environmental occurrences;

•	industrial accidents;

•	labour disputes;

•	political and social instability;

•	technical difficulties due to unusual or unexpected geological formations;

•	failures of pit walls, shafts, head frames, underground workings; and

•	flooding and periodic interruptions due to inclement or hazardous weather condition.

These risks can result in, among other things:

•	damage to, and destruction of, mineral properties or production facilities;

•	personal injury (and even loss of life);

•	environmental damage;

•	delays in mining;

•	monetary losses; and

•	legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Corporation’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of the Corporation. The Corporation does not maintain insurance against political or environmental risks, which may have a material adverse impact on the Corporation and its share price.

The Corporation’s prospects depend on its ability to attract and retain key personnel

Recruiting and retaining qualified personnel is critical to the Corporation’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Corporation believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, as the Corporation’s business activity grows, it will require additional key financial, administrative, mining and public relations personnel as well as additional staff on the operations side. Although the Corporation believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success. Pursuant to the terms of the Investment Agreement, the Corporation is also obligated to hire a specific number of Mongolian nationals as the Oyu Tolgoi Project moves past commercial production. Among other obligations, the Corporation must use its best endeavours to ensure that within five years of the Oyu Tolgoi Project attaining commercial production, at least 50%, and within ten years of the Oyu Tolgoi Project attaining commercial production, at least 70% of the engineers employed at the Oyu Tolgoi Project are Mongolian nationals (and failure to meet these levels will result in financial penalties).

Certain directors of the Corporation are directors or officers of, or have shareholdings in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with the Corporation

Certain of the directors of the Corporation are directors or officers of, or have shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in another resource company, such directors and officers may have conflicts of interest, such as where such other companies may also compete with the Corporation for the acquisition of mineral property rights.

In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the Corporation and will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the YBCA, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Corporation, the degree of risk to which the Corporation may be exposed and its financial position at that time.

Capital markets are volatile

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Corporation and its share price.

If the Corporation is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Corporation’s access to, and cost of, capital. If these credit markets were significantly disrupted, as they were in 2007 and 2008, such disruptions could make it more difficult for the Corporation to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Corporation or at all, which may have a material adverse impact on the Corporation and its share price.

The Corporation may become a passive foreign investment company (“PFIC”), which could have adverse U.S. federal income tax consequences to United States Holders of Common Shares

Based on the value of its assets and the scope of its current and projected operations, the Corporation believes that it is not a PFIC for U.S. federal income tax purposes, and does not expect to become a PFIC in the future. However, the determination of the Corporation’s PFIC status for any year is very fact-specific, and is dependent on continued active operations either by SGQ or through other projects, the value of the Corporation’s resources and reserves, legal and political risks, and other factors beyond the Corporation’s control. Accordingly, there can be no assurance in this regard, and it is possible that the Corporation may become a PFIC in the current taxable year or in future years. If the Corporation is classified as a PFIC, United States Holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on the Corporation and its share price.

The Corporation holds substantial funds in cash and cash equivalents and there is a risk that financial market turmoil or other extraordinary events could prevent the Corporation from obtaining timely access to such funds or result in the loss of such funds

The Corporation currently holds substantial investments in cash and cash equivalents, including treasury bills, money market funds and bank deposits. Management has adopted a conservative investment philosophy with respect to such funds, as the Corporation may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Corporation from accessing its cash and cash equivalent investments. Such an event could, in the case of delayed liquidity, have a negative impact on implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

DESCRIPTION OF THE BUSINESS

Overview

The Oyu Tolgoi Project has been identified as a mineral project on a property that is material to Turquoise Hill. The properties on which the Ovoot Tolgoi Coal Project in Mongolia, the Osborne Project, the Merlin Project and the Mount Elliot Project, all in Australia and the Kyzyl Gold Project located in Kazakhstan are not presently regarded as properties that are material to Turquoise Hill although one or all of them may become material to Turquoise Hill in the future.

Qualified Persons

Disclosure of a scientific or technical nature in this AIF in respect of the Oyu Tolgoi mine was prepared under the supervision of Kendall Cole-Rae, B.Sc (Geology), an employee of Rio Tinto, a registered member of the Society for Mining, Metallurgy and Exploration (SME #4138633), and a “qualified person” as that term is defined in NI 43-101.

The 2013 Oyu Tolgoi Technical Report was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM of AMC Consultants Pty Ltd. (“AMC”), who was responsible for overall preparation of the report and the mineral reserve estimate of the report; Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), of AMC, who was responsible for preparation of the mineral resources estimate of the report; Malcolm Bridges, B.Sc (Hons), FAusIMM, of AMC, who was responsible for the preparation of the geotechnical sections; and Alan Riles, B.Metallurgy (Hons Class I), MAIG, of AMC, who was responsible for preparation of the sections related to and including processing.

Oyu Tolgoi Project

The information in this section is based on the 2013 Technical Report, in accordance with the requirements of NI 43-101. The following is a summary only and all references to the 2013 Technical Report are qualified in their entirety with reference to the 2013 Technical Report, a copy of which was filed on concurrently with this AIF with applicable Canadian securities regulatory authorities and is available for review at www.sedar.com.

Summary of Project Development

The Oyu Tolgoi Project is located in the Southern Gobi region of Mongolia and is being developed by OT LLC. The Oyu Tolgoi Project consists of a series of deposits containing copper, gold, silver and molybdenum. The deposits lie in a structural corridor where mineralization has been discovered that is over 26km long. The deposits stretch over 12km, from the Hugo North deposit in the north through the adjacent Hugo South, down to the Southern Oyu Deposits and extending to the Heruga deposit in the south as shown in the illustration below.

Oyu Tolgoi Long Section

The series of deposits contain a currently identified resource of 45.8 billion pounds of contained copper and 24.9 million ounces of contained gold in the Measured and Indicated mineral resource categories and 54.6 billion pounds of contained copper and 36.8 million ounces of contained gold in the Inferred mineral resource category. The reasonable prospects analysis has identified a reduction in cut-off grade which is the predominant factor for the change in resource relative to reporting in previous years. The Oyu Tolgoi Trend (as defined below) is still open to the north and south and the deposits have not been closed off at depth.

OT LLC is 66% owned by the Corporation and 34% owned by Erdenes. The Rio Tinto Group owns approximately 51% of the Corporation and Erdenes is owned by the Government of Mongolia. Rio Tinto is also the appointed manager of the Oyu Tolgoi Project.

Rio Tinto, as the manager of the Oyu Tolgoi Project, uses all its resources to continuously evaluate options for development plans and presents recommendations for investment and operational programs to the OT LLC board of directors as required. Approval of near term investment plans and decisions on the long term development plans for the Oyu Tolgoi Project are a joint decision by all stakeholders.

Over time, there is expected to be multiple investment decisions made for the Oyu Tolgoi Project and the Corporation is committed to fully evaluating each development option as and when it is required and ensuring that the commitments it makes represent the optimum use of capital to develop the Oyu Tolgoi Project.

The initial investment decision was made in 2010 to construct the Southern Oyu open pit mine, a 100ktpd concentrator and supporting infrastructure. These facilities were 99% percent complete as at the end of 2012 and the operation is ramping towards the commencement of full commercial production by the end of the first half of 2013.

Part of the initial investment decision included an ongoing investment into the development of the Hugo North underground mine. Lift 1 of Hugo North is the most significant value driver for the Oyu Tolgoi Project and plans for its further development are now at a feasibility stage. The current investment decision for OT LLC is the continued development of the underground mine in parallel with initial open pit operations as outlined in the underground feasibility study.

To support the continued underground development program, OT LLC in conjunction with Rio Tinto and the Corporation, has been advancing OT Project Financing with a group of international banks. The OT Project Financing base case is the 100ktpd capacity of the initial concentrator fed by the Southern Oyu open pit mine initially which is gradually displaced by the more valuable Hugo North underground ore.

The Corporation believes that committing its focus on operations at 100ktpd and develop Hugo North Lift 1 (i) provides the best return to stakeholders with installed assets, (ii) is the most prudent use of scarce capital resources, and (iii) preserves all options for future expansion and development of the resources of the Oyu Tolgoi Project. In addition, the OT Project Financing package that has been proposed for OT LLC includes the flexibility to expand the operation in the future.

Following the decision to continue to invest in the underground, a further investment decision is expected to be required in 2015, in respect of whether to remain with the 100ktpd base case or expand the concentrator further to accommodate full production from both the Hugo Dummett underground mine and Southern Oyu open pit. OT LLC intends to use the period through to 2015 to continue studies aimed at evaluating all options available for resource development to ensure that the development plans are optimal for all stakeholders. The figure below shows a potential decision tree for any future expansion and development decision.

Oyu Tolgoi Project Development Options

The underground feasibility study has now advanced to a value engineering phase under the guidance of Rio Tinto and will extend to incorporating their strategic production planning and advanced valuation techniques. This next stage is intended to look at all possible development scenarios for the mine and not simply a single expansion scenario as has been the focus of past work. The Corporation will have the benefit of incorporating actual performance of the operating mine into the study before the next investment decision is made. As a result of this pending work and the incorporation of actual performance data, the capital and operating costs estimates are expected to change.

The project scope for the 2013 Technical Report and evaluation of mineral reserves matches that of the proposed OT Project Financing, a 100ktpd concentrator fed by the Hugo Dummett underground mine and the Southern Oyu open pit. A summary of the production and financial results for the reserve case presented in the 2013 Technical Report (the “2013 Reserve Case”) are shown in the table below.

2013 Reserve Case Summary Production and Financial Results

Description	Units	2013 Reserve Case
Inventory		Mineral Reserve
Total Processed	t (Billions)	1.5
NSR	$/t	47.17
Cu Grade	%	0.89
Au Grade	g/t	0.34
Ag Grade	g/t	2.03
Copper Recoverable	lb (Billions)	26.5
Gold Recoverable	oz (Millions)	12.9
Silver Recoverable	oz (Millions)	83.0
Mine Life (of current reserve only)	years	43
Phase 1 Capital (99% complete)	US$ (Billions)	6.4
Phase 2 Capital[4]	US$ (Billions)	5.1
NPV (8%) After Tax	US$ (Billions)	9.9
IRR After Tax	%	42.6
Payback Period[3]	years	7.4

Notes:

1.	Metal prices used for calculating the Southern Oyu open pit NSR and the Hugo North underground NSR are as follows: copper at $2.81/lb; gold at $970/oz; and silver at $15.50/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.
2.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
3.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.
4.	For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes low grade Indicated mineral resources and Inferred mineral resources, which has been assigned a zero grade and treated as dilution.
5.	Only Measured mineral resources were used to report Proven mineral reserves and only Indicated mineral resources were used to report Probable mineral reserves.
6.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.
7.	The base case financial analysis has been prepared using the following current long term metal price estimates: copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.
8.	The mineral reserves reported above are not additive to the mineral resources.
9.	Measurements are in metric units and currency in United States dollars unless otherwise stated.

Project Description and Location

The Oyu Tolgoi Project is approximately 550km south of Ulaanbaatar, Mongolia’s capital city, and 80km north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the “Oyu Tolgoi Trend”) that extends over 26km, from the Javkhlant discovery in the south to the Ulaan Khud discovery in the north. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga deposit, the Southern Oyu Deposits and the Hugo Dummett Deposits.

The Oyu Tolgoi Project is operated through Turquoise Hill’s 66% owned subsidiary, OT LLC. OT LLC, in turn, holds its rights to the Oyu Tolgoi Project through mining licence 6709A (the “OT Licence”), comprising approximately 8,496 hectares of property. The Government of Mongolia granted the OT Licence to OT LLC in 2003 along with mining licences for three properties identified as mining licences 6708A, 6710A and 6711A. Mining licence 6711A (Ulaan Uul) was relinquished in 2008 due to its distance from the OT Licence (20km) and lack of mineralization. The OT Licence includes the right to explore, develop mining infrastructure and facilities and conduct mining operations on the Oyu Tolgoi Project. When originally granted, the OT Licence had a term of 60 years, with an option to extend the licence for an additional term of up to 40 years. In 2006, the Mongolian parliament passed new mining legislation that changed the term of mining licences to 30 years with two 20 year extensions. It is unclear if this law will be applied retroactively to current licences; although, under the Investment Agreement, OT LLC and the Government of Mongolia agreed that the Investment Agreement would have an initial term of 30 years and be renewable for a 20 year term.

OT LLC holds an interest in approximately 20,000ha of MEL 15226A (the “Shivee Tolgoi Licence”) and approximately 20,000 hectares of MEL 15225A (the “Javkhlant Licence”) owned by Entrée. OT LLC holds its rights to the property through the Entrée Joint Venture, pursuant to which OT LLC has an 80% interest in minerals below 560m and a 70% interest in minerals above that point. Conditions to fulfill the Entrée Earn-in Agreement were reached in May 2008 when Turquoise Hill spent more than $35 million on the properties. Entrée Joint Venture expenditure commitments are in 80-20% proportion, with Entrée having the option of amortizing its commitment against future income. The Shivee Tolgoi Licence and the Javkhlant Licence were converted to MELs in October 2009. The Shivee Tolgoi Licence is adjacent to the north boundary of the OT Licence, and Hugo North crosses the property boundary onto the Shivee Tolgoi Licence. The Javkhlant Licence is adjacent to the south boundary of the OT Licence and hosts the Heruga deposit which crosses the property boundary onto the OT Licence.

OT LLC must pay a yearly per hectare fee to the Government of Mongolia in order to maintain the OT Licence in good standing. The property underlying the OT Licence was surveyed by an independent consultant in 2002 and by a qualified Mongolian land surveyor in 2004 to establish the legal boundaries of the OT Licence concession.

Pursuant to applicable Mongolian minerals law, the Government of Mongolia assesses a royalty of 5% on the sale value of all minerals mined in the country. Turquoise Hill holds a 2% NSR royalty over the property covered by the OT Licence (which does not cover the Entrée Joint Venture lands) that was purchased from BHP Minerals International Exploration Inc. (“BHP Exploration”) in 2003.

OT LLC has and continues to study the permitting and approval requirements for the development of the Oyu Tolgoi Project and maintains a permit and licencing register. OT LLC personnel work with the Mongolian authorities and have developed descriptions of the permitting processes and procedures for the Oyu Tolgoi Project permitting in Mongolia. Under the terms of the Investment Agreement, a working group consisting of OT LLC and government representatives has been formed to assist in the permitting process. Key permits have already been obtained and with a small number of permits still in process. OT LLC has advised that it expects that all necessary permits will be obtained in a suitable time frame for the Oyu Tolgoi Project’s current project development schedule.

Environmental and Social Impact Assessment

OT LLC has completed a comprehensive Environmental and Social Impact Assessment (“ESIA”) for the Oyu Tolgoi Project, which represents the culmination of nearly ten years of independent work and research carried out by both international and Mongolian experts. The ESIA identifies and assesses the potential environmental and social impacts of the Oyu Tolgoi Project, including cumulative impacts, focusing on key areas such as biodiversity, water resources, cultural heritage, and resettlement.

The ESIA also sets out measures through all project phases in an effort to avoid, minimize, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the voluntary set of standards for determining, assessing, and managing social and environmental risk in project finance set forth under the Equator Principles, and the standards and policies of the International Finance Corporation (“IFC”), European Bank for Reconstruction and Development (“EBRD”), and other financing institutions.

Corporate commitment to sound environmental and social planning for the project is based on two important policies: Turquoise Hill’s Statement of Values and Responsibilities5, which declares its support for human rights, social justice, and sound environmental management, including the United Nations Universal Declaration of Human Rights; and Rio Tinto’s Global Code of Business Conduct entitled The Way We Work6, that defines the way Rio Tinto manages the economic, social, and environmental challenges of its global operations.

OT LLC has implemented, and audited as compliant, an environmental management system (“HSE MS”) that conforms to the requirements of ISO 14001:2004. Implementation of the HSE MS during future construction phases will focus on the environmental policy, significant environmental aspects and impacts and risk prioritization, legal and other requirements, environmental performance objectives and targets, environmental management programs, and environmental incident reporting. The HSE MS for operations will consist of detailed plans to control the environmental and social management aspects of all Oyu Tolgoi Project activities following the commencement of commercial production at the Oyu Tolgoi Project.

The ESIA builds upon an extensive body of studies and reports, including the numerous Detailed Environmental Impact Assessments (“DEIAs”) that have been prepared for project design and development purposes, and the requirement for Mongolian approvals under the following Mongolian laws:

•	The Environmental Protection Law (1995); and

•	The Law on Environmental Impact Assessment (1998, as amended in 2001); and

•	The Minerals Law (2006).

[5]	A copy of Turquoise Hill’s Statement of Values and Responsibilities is available at http://www.turquoisehill.com/s/values.asp
[6]	A copy of “The Way We Work” is available at http://www.riotinto.com/shareholders/12351_corporate_policies.asp.

These initial studies, reports and DEIAs were prepared over a six-year period between 2002 and 2008, primarily by the Mongolian firm Eco-Trade LLC, with input from RPS Aquaterra on water issues.

The initial DEIAs provided baseline information for both social and environmental issues. These DEIAs covered impact assessments for different project areas, and were prepared as separate components to facilitate technical review as requested by the Government of Mongolia.

The initial DEIAs were prepared in accordance with Mongolian standards and, while they incorporated World Bank and IFC guidelines, they were not intended to comprehensively address overarching IFC policies, such as the IFC Policy on Social and Environmental Sustainability, or the EBRD Environmental and Social Policy.

Following submission and approval of the initial DEIAs, the Government of Mongolia requested that OT LLC prepare an updated, comprehensive ESIA whereby the discussion of impacts and mitigation measures was done on a project-wide basis and based on the latest design of the Oyu Tolgoi Project. The Government of Mongolia also requested that the ESIA address social issues, meet Mongolian legal requirements, and comply with current IFC best practices.

In preparing the ESIA, the baseline information from the original DEIAs was updated with recent monitoring and survey data. In addition, a social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment (“SIA”) for the Oyu Tolgoi Project.

The updated ESIA, completed in 2012, combines the DEIAs, the SIA, and other studies and activities that have been prepared and undertaken by and for OT LLC.

A summary of the previous DEIAs prepared for the Oyu Tolgoi Project is shown below:

Previous DEIA Studies for the Oyu Tolgoi Project

DEIA Study Title	Description	Date	Status
Oyu Tolgoi Project Environmental Baseline Study	This study covers geography, geological, hydrology, hydrogeology, soil, climate, air quality, flora and fauna, the socio-economic status and infrastructure of the Oyu Tolgoi Project site and its surrounding areas.	2002	Submitted November 2002 as DEIA. No approval required.
Oyu Tolgoi Project EIA Volume I: Transport and Infrastructure Corridor from Oyu Tolgoi to Gashuun Sukhait	EIA of the original road and power line proposal from Gashuun Sukhait to the Oyu Tolgoi Project via the western route. Provides approval for access through the South Gobi Strictly Protected Area (“SGSPA”).	2004	Approved May 2004.
Supplementary EIA Volume I: For Route Changes to the Oyu Tolgoi to Gashuun Sukhait Transport Corridor	Assessment of the revised Eastern route to Gashuun Sukhait and includes an assessment of existing environmental damage caused to the western route from coal traffic.	2006	Approved March 2007.

DEIA Study Title	Description	Date	Status
Oyu Tolgoi Project EIA Volume II: Water Supply from the Gunii Hooloi and Galbyn Gobi Groundwater Aquifer Areas	Provides an evaluation of the proposed aquifers for the provision of a sustainable water supply to the Oyu Tolgoi Project.	2005	Approved September 2005.
Supplementary EIA Volume II: Supplementary EIA of Gunii Hooloi and Galbyn Gobi Groundwater Aquifer Areas	Provides an update of the approved EIA Volume II from 2005. Updated assessment of potential impacts and risks, and upgrade of groundwater monitoring in Gunii Hooloi area reflecting higher water demand.	2010	Initial Screening by MNET in December 2009. Final review and approval by the Water Authority and MNET in March 2011.
Supplementary EIA Volume II: Supplementary EIA for Gunii Hooloi bore field pipelines and associated infrastructure.	The report was updated further based on an engineering report of December 2008. The report covers pipelines, wells, pumps, ponds, lagoon, power supply and access roads from the Gunii Hooloi borefield to the Oyu Tolgoi Project site.	2009	Initial draft 2008. Updated December 2009. Approved March 2010.
Oyu Tolgoi Project Volume III: Oyu Tolgoi Mining and Processing Facilities	EIA of the open pits, underground, and concentrator, tailings, and all facilities and support infrastructure located within the Oyu Tolgoi Mine Licence Area. The assessment was largely based on IDP05, but reflected the general permitting layout of May 2006. The maximum production rate was assumed to be 85,000tpd.	2006	Approved December 2007.
Oyu Tolgoi Project Volume IV: Coal Fired Steam Power Plant	EIA documentation drafted for a 3x100 MW coal fired power plant in 2006.	2006	Draft Technical Summary & DEIA completed but not submitted.
Oyu Tolgoi Project Volume V: Domestic Airport Re-location.	The project includes the construction of a temporary gravel airstrip 10km north of the OT Licence with 2000m runway, taxiway, safety end-strip, apron, control tower, passenger terminal, car parking, 15 x 15m waiting hall, illumination of runway, electric power that is supplied by 40 kVA power generator, surface water drainage system and fence. This EIA covers the new airport construction and operation. This facility was a temporary facility and was replaced by the permanent airport.	2007	Approved September 2007.
Environmental Impact Assessment for the Permanent Airport	EIA for the construction and operation of the permanent airport.	2011	Approved 2011.
Undai River Diversion Detailed Environmental Impact Assessment	EIA for the diversion of the Undai River	2011	Awaiting approval by MNET (as of April 2012).

Additional environmental studies that relate to specific components of the Oyu Tolgoi Project and that have not required a full-scale DEIA have been undertaken to achieve necessary regulatory approvals. These are summarized in below:

Additional Environmental Approvals, Studies, and EIAs for the Oyu Tolgoi Project

Project EIA Component	Description	Date	Status
Petrovis Temporary Fuel Station Facility at Oyu Tolgoi Site	Completed for the fuel facility built in 2004 within the Licence Area.	2005	Approved 2005.
Oyu Tolgoi Fuel Depot and Fuel Station	The fuel station expanded in 2008 and a new fuel depot was constructed. The fuel station is 2.0 ha, and has four half-concealed tanks of 25 m3 capacity for A-92, A-80 fuel type, 10 tanks of 50 m3 capacity for diesel, and 2 dispensers.	2010	Submitted to MNET February 2010 and approved September 2010.
Shaft #1	EIA of the shaft, headframe facilities, waste rock, and water disposal.	2005	Approved June 2005.
Shaft #2	EIA of the shaft, headframe facilities, waste rock, and water disposal.	2006	Approved December 2007.
Waste Water Treatment Plant	Supplementary documentation for the construction camp waste water treatment plant with a 4,000 person equivalent capacity	2007	Approved May 2007.
Quarry Batch Plant and Quarry	Assessment of the existing hard rock quarry, concrete batching plant, and crusher located at the northern boundary of the Licence Area	2007	Approved April 2007.
20 MW Diesel Power Plant	The assessment included the initial development of six 2 MW diesel power stations followed by a stage two addition of four 2 MW diesel generators to the diesel power stations.	2007	Approved September 2007.
Chemicals	Covers the importation and use of chemicals for construction and development.	2008	Approved April 2008.

Scope of the Environmental and Social Impact Assessment

The IFC and the EBRD have similar, but different, definitions for the scope of an EIA. Both institutions frame EIAs in terms of a project’s “area of influence.” The guidance provided by both IFC and the EBRD was utilized in defining the scope of the overall ESIA. Key elements of the scope of the ESIA are set out below.

Project Elements Directly Addressed in the ESIA

For the purposes of the ESIA, the “project” constitutes the direct activities that are to be financed and/or over which the project can exert control and influence through its project design, impact management, and mitigation measures. This includes:

•

all Oyu Tolgoi Project facilities within the OT Licence area and surrounding 10km buffer zone, including, but not limited to, the following features: open pit mining facilities, underground mining facilities, accommodation camps, construction-related activities and facilities, power generation facilities, crusher, concentrator, tailings storage facility, water and waste management facilities, vehicle and equipment maintenance and repair facilities, and administration buildings and catering facilities.

•	airport facilities, including a temporary and permanent airport and associated local access roads to the Oyu Tolgoi Project site;

•	contractor accommodation camps adjacent to Khanbogd;

•	potential dedicated off-site worker accommodation planned for Khanbogd;

•

Gunii Hooloi water abstraction borefield and the water pipeline supplying the mine, as well as maintenance roads, pumping stations, construction camps, storage lagoons, and other support infrastructure;

•

infrastructure improvements (and associated resource use) by the Oyu Tolgoi Project between the mine site and the Chinese border, including the 220 kV power transmission line, the access road that will be used for concentrate export, construction camps, local water boreholes, and borrow pits; and

•	dedicated border crossing at Gashuun Sukhait for the exclusive use of the Oyu Tolgoi Project.

A number of infrastructure components of the Oyu Tolgoi Project considered within the ESIA will be constructed by OT LLC but may be transferred at some point in the future to public or third party operation and/or ownership. Transfer of these infrastructure components to public operation and ownership will limit the degree of control that OT LLC can exert over their management and operation. These infrastructure components may be owned and operated by the Government of Mongolia and may be used by members of the public and/or other commercial operations, and include:

•	the permanent airport, which is planned to be handed over to the Government of Mongolia after the completion of the Oyu Tolgoi Project construction phase;

•

the road from the Oyu Tolgoi Project to the Chinese border at Gashuun Sukhait, which follows the alignment for the designated national road and is planned to be handed over to the Government of Mongolia upon completion of the Oyu Tolgoi Project construction phase;

•	the dedicated border crossing facility at Gashuun Sukhait, which will be operated by the Mongolian authorities;

•	the 220 kV electricity transmission line from the Chinese border to the Oyu Tolgoi Project, which may become owned by the Government of Mongolia;

•	Future project elements not directly addressed in the ESIA;

In addition to the project elements identified above, certain other activities and facilities are expected to be developed over time, either as part of or in support of the Oyu Tolgoi Project that do not constitute part of the Oyu Tolgoi Project for the purposes of the ESIA. These include:

•	expansion of the Oyu Tolgoi Project to support an increase in ore throughput from 100,000 tonnes per day up to 160,000 tonnes per day; and

•

long-term project power supply. Under the terms of the Investment Agreement, OT LLC will source electricity from within Mongolia within four years of the commencement of project operations. OT LLC may develop a coal-fired power plant within the area comprising the OT Licence to provide the required power from Mongolian sources. This development will be subject to an additional ESIA, supplemental to the current ESIA.

While the impacts of these future Oyu Tolgoi Project elements (and their mitigation and management) are not directly addressed in the ESIA, they are considered in the cumulative impact assessment of the ESIA.

Government and Community Relations

A number of substantive issues have recently been raised by the Government of Mongolia relating to implementation of the Investment Agreement, the Shareholders’ Agreement and OT Project Financing.

Turquoise Hill and Rio Tinto continue to have productive discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement, including project development and costs, operating budget, OT Project Financing, management fees and governance. While progress on these issues has been made, all parties have agreed to continue discussions during March 2013 with a goal of resolving the issues in the near term.

The OT LLC board of directors has approved continued funding to progress the Oyu Tolgoi Project as discussions with the Government of Mongolia proceed. The Oyu Tolgoi Project is expected to reach commercial production by the end of the first half of 2013.

In October 2012, the Corporation, Rio Tinto and OT LLC, rejected a request from the Government of Mongolia to renegotiate the Investment Agreement. The rejection followed the receipt of a letter from the Minister of Mining requesting the parties renegotiate the Investment Agreement that was signed in October 2009 and became fully effective in March 2010.

In its proposed 2013 budget, the Government of Mongolia included revenue from the application of a progressive royalty scheme to the Oyu Tolgoi Project. However, the Investment Agreement provides a stabilized royalty rate of 5% on the sales value of all mineral products mined from the Oyu Tolgoi Project over the life of the agreement and specifies that new laws made after its signing will not apply to the Oyu Tolgoi Project. Any change to the royalty rate applicable to the Oyu Tolgoi Project requires the agreement of all parties to the Investment Agreement.

Resolution 175

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi Project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of major mineral projects including the Oyu Tolgoi Project. Most of the land areas designated for special needs are already subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences. OT LLC has entered into certain consensual arrangements with some of affected third parties; however, such arrangements have not been completed with all affected third parties. If OT LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are adversely affected by application of Resolution 175, the Government of Mongolia will be responsible for compensating such third parties in accordance with the mandate of Resolution 175. It is not clear at this time, whether the Government of Mongolia will expect some of the compensation necessary to be paid to such third parties to be borne by OT LLC or if it will assume that obligation alone. It is also expected but not yet formally confirmed by the Government of Mongolia that any consensual arrangements effected with affected third parties by OT LLC will make the application of Resolution 175 unnecessary. To the extent that consensual arrangements are not entered into with affected third parties and the Government of Mongolia seeks contribution or reimbursement from OT LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable and may be significant.

Accessibility, Climate, Local Resources and Physiography

The Oyu Tolgoi Project is located in the South Gobi region of Mongolia, approximately 550km south of the capital city, Ulaanbaatar. The most prominent nearby community is Dalanzadgad, with a population of approximately 15,000, which is located approximately 220km northwest of the Oyu Tolgoi Project.

Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, domestic airport and a six megawatt capacity coal-fired power station. The closest community to the Oyu Tolgoi Project is Khanbogd, the centre of the Khanbogd Soum. Khanbogd has a population of approximately 2,500 and is located 35km to the east of the Oyu Tolgoi Project.

Road access to the Oyu Tolgoi Project follows a well-defined track directly south from Ulaanbaatar requiring approximately 12 hours travel time in a four wheel drive vehicle. Mongolian rail service and a large electric power line lie 350km east of the property at the main rail line between Ulaanbaatar and China. The China-Mongolia border is located approximately 80km south of the Oyu Tolgoi Project. OT LLC is constructing a road from the site to the border. OT LLC constructed a 220kV transmission line connecting to the Chinese (Inner Mongolian) grid. This line has the capacity to supply all of Oyu Tolgoi Project’s power needs. The Chinese Government has a highway to the Mongolian border, which is a direct link between the border south of the Oyu Tolgoi Project to the trans-China railway system. OT LLC has constructed a concrete airstrip and the site is serviced by flights to and from Ulaanbaatar.

The South Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 80mm, 90% of which falls in the form of rain with the remainder as snow. Temperatures range from an extreme maximum of about 36° Celsius to an extreme minimum below -31° Celsius. The area occasionally receives very high winds accompanied by sand storms that often severely reduce visibility for several hours at a time. OT LLC conducts exploration activities year-round and believes that mining operations can also be run on a year-round basis.

The property ranges in elevation from 1,140m to 1,215m above sea level. The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. The topography largely consists of gravel-covered plains, with low hills along the northern and western borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western and southern parts of the property. The topography is amenable to the construction of the necessary infrastructure for mining operations, including tailings storage sites, heap leach pads, waste disposal, and processing plant sites. Seismicity studies related to the property have been conducted and OT LLC has determined that the seismicity of the area comprising the Oyu Tolgoi Project is generally low.

Applicable Mongolian laws relating to mining and land use govern OT LLC’s surface rights on the Oyu Tolgoi Project, while the Oyu Tolgoi Project’s use and treatment of water is governed by applicable water and mining laws. These laws permit licence holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities.

History

Exploration of the area indicates that the land comprising the Oyu Tolgoi Project was subject to small scale mining activity in ancient times. However, modern mineral exploration did not begin in earnest in the area until 1996, when the Magma Copper Company Ltd. began a reconnaissance program which examined more than 60 copper occurrences in various parts of Mongolia. In 1996, after BHP Exploration acquired Magma Copper Company Ltd., BHP Exploration continued the reconnaissance program in western and southern Mongolia.

BHP Exploration first visited the area of what is now the Oyu Tolgoi Project in September 1996 as part of its regional reconnaissance program of the South Gobi region. Central Oyu was discovered, followed by a two year exploration program of drilling, mapping and geophysics. In 1999, following a review of past results, additional drilling and continued exploration on the property was planned but never carried out. BHP Exploration then offered the properties for joint venture.

Turquoise Hill originally acquired its interest in the property from BHP Exploration in May 2000 pursuant to an earn-in agreement (the “BHP Earn-in Agreement”). Shortly thereafter, Turquoise Hill carried out a RC drill program to delineate a chalcocite blanket intersected by one of BHP Exploration’s diamond drill holes. This program consisted of 109 RC holes totalling 8,828m. In 2001, Turquoise Hill continued the RC drilling program to expand the chalcocite blanket and locate additional supergene resources. Turquoise Hill also completed three diamond drill holes to test deep hypogene copper and gold potential. One of these holes, OTRCD 150, intersected 508m of chalcopyrite rich mineralization grading 0.81% copper and 1.17g/t gold, while another hole, OTD159, intersected a 49m thick chalcocite blanket grading 1.17% copper and 0.21g/t gold and 252m of hypogene covellite mineralization grading 0.61% copper and 0.11g/t gold.

The diamond drill holes were sufficiently encouraging for Turquoise Hill to conduct a major follow-up drill program that resulted in the discovery of the Southwest Oyu deposit. In late 2002, drilling in the far northern section of the property, in hole OTD 270, intersected 638m of bornite-chalcopyrite rich mineralization grading 1.61% copper and 0.07g/t gold starting at a depth of 222m. This marked the discovery of the Hugo Dummett Deposits.

Turquoise Hill completed the earn-in requirements under the BHP Earn-in Agreement by the first quarter of 2002. After certain back-in rights held by BHP Exploration expired, BHP Exploration transferred title to the relevant mineral exploration licences to Turquoise Hill in the summer of 2002. Pursuant to the BHP Earn-in Agreement, BHP Exploration retained a 2% NSR royalty on production from the Oyu Tolgoi Project. Turquoise Hill acquired this royalty from BHP Exploration in November 2003 in consideration for the payment to BHP Exploration of $37 million.

In February 2004, a scoping study was prepared for development of the Oyu Tolgoi Project. The scoping study considered mine development options ranging from a 20 year mine life to a 40 year mine life, with all deposits except Hugo North being mined by open pit and Hugo North being mined by block caving.

In 2005, IDP05 was completed. IDP05, a preliminary assessment report, was summarized in a technical report dated October 1, 2005, which was filed with applicable Canadian securities regulatory authorities and is available for review at www.sedar.com. This technical report assessed development alternatives open to Turquoise Hill and charted an implementation path for developing the Oyu Tolgoi Project. In January 2006, Turquoise Hill reported an open pit mineral reserve on the Southern Oyu Deposits.

In March 2007, the Hugo North resource estimates were updated and a new technical report for the Oyu Tolgoi Project was completed and filed. In March 2008, resources for the Heruga deposit were first estimated and a new technical report was completed and filed for the Oyu Tolgoi Project. The Heruga deposit resource estimates were again updated in March 2009, when it was concluded that the resources extended back on to the OT Licence. In June 2010, IDP10 was issued containing updated resources for the Oyu Tolgoi Project and reserves on both the Southern Oyu open pit deposits and the Hugo North underground deposit.

IDOP was completed in March 2011 and prepared by OT LLC personnel as a complete study of all aspects of the Oyu Tolgoi Project. IDOP updated the current path of development for the initial phases of the Oyu Tolgoi group of deposits (Southern Oyu Deposits and Hugo North underground Lift 1).

In March 2012, the Corporation filed the IDOP Technical Report, which analyzed a reserve case only and was based on the technical, production and cost information contained in IDOP.

In March 2013, the Corporation filed the 2013 Technical Report in order to provide updates on overall project status, Southern Oyu mineral resources estimates and the mineral reserves presented in the IDOP Technical Report. The disclosure in the 2013 Technical Report meets the requirements of NI 43-101, although some parts of the Oyu Tolgoi Project are further advanced and are at a feasibility level, Turquoise Hill believes that the disclosure in the 2013 Technical Report meets the requirements of U.S. SEC Industry Guide 7 for reporting mineral reserves. The 2013 Technical Report is an update to the reserve case presented in the IDOP Technical Report and is based strictly on Proven mineral reserves and Probable mineral reserves.

Geology and Mineralization

The Oyu Tolgoi Project lies near the boundary of the South Mongolian and the South Gobi tectonic units, in the Kazakh Mongol Belt. The Oyu Tolgoi Project area falls within the Gurvansayhan Terrane, which consists of highly deformed accretionary complexes and oceanic island arc assemblages. The area is dominated by a broad corridor of major strike-slip faults, contractional fault and fold belts and fault-controlled Mesozoic sedimentary basins.

The Oyu Tolgoi Project area lies within an east to west trending belt of volcanic and sedimentary rocks of continental margin and island arc affinities. The two major stratigraphic sequences recognised in the project area are a sequence of tuffs, basaltic rocks and sedimentary strata of probable island arc affinity, assigned to the Upper Devonian Alagbayan Formation and an overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, water lain tuffs and basaltic to andesitic flows and volcaniclastic rocks, assigned to the Carboniferous Sainshandhudag Formation. There is also a thin covering of stratified clays and clay rich gravels of Cretaceous age overlying the two main sequences, infilling paleochannels and small fault-controlled basins.

The Devonian Alagbayan Formation sequence includes four major lithological divisions. The lowest division consists of laminated siltstone and sandstone overlain by an approximately 800m thick augite basalt unit. Overlying is a sequence of volcaniclastic conglomerate/breccias and lapilli tuffs of dacitic composition up to 200m thick. These rocks are commonly strongly altered and host much of the contained mineralization found on the property; the top of the alteration commonly extends up into the conglomerate/lapilli tuff unit. The third division is a carbonaceous siltstone and sandstone unit, with thickness up to 200m.

A major low angle thrust is hosted within the top of the carbonaceous siltstone unit, termed the Contact Fault. This separates the lower three divisions with the fourth upper division of the Alagbayan Formation – a sequence of basaltic flows and volcaniclastic rocks interstratified with thinly bedded siltstone and massive sandstone averaging up to 600m thick. This unit is commonly overturned and has been transported by thrusting from another location.

The Early Carboniferous Sainshandhudag Formation unconformably overlies the Alagbayan Formation sequence, and consists of a lower tuffaceous sequence, a middle clastic package and an uppermost volcanic sequence. The lowest sequence consists mainly of andesitic lapilli tuff and measures up to 200m in thickness. The intermediate sequence typically shows a progression from a lower conglomerate-sandstone-siltstone dominant unit to an overlying siltstone-water lain tuff unit, with total thickness up to 200m. The uppermost sequence consists of a thick layer of andesitic to basaltic flows and volcaniclastic rocks comprising several subunits, with thickness up to 800m.

Intrusive rocks are common, and range in age from Devonian to Mesozoic. A broad range of dykes and sills intrude the host rocks, of particular significance are Devonian aged quartz monzodiorite intrusions that are genetically linked to the porphyry style mineralization. Mineralized QMD intrusions are irregular dyke-like bodies. Much larger weakly to unmineralized QMD underlies much of the mineralization and crops out to the west. Biotite granodiorite dykes and sills intrude the axis of the mineralized trend. In the area of the Hugo Dummett Deposits, these dykes and sills feed upward into a keel shaped intrusive interpreted to be the bottom of a dacite dome.

There is a complex network of faults, folds and shear zones that cross-cut the project area. A major Devonian aged low angle thrust fault, the Contact fault, is hosted within the carbonaceous siltstone unit of the Alagbayan Formation and is of district scale. Other significant faults include the Mesozoic-aged West Bat fault and the East Bat fault, which respectively bound the west and east side of the zone of mineralization constituting the Hugo Dummett Deposits. The Solongo fault is also major, and cuts off the southern end of the outcropping South West Oyu and South Oyu Deposits. To the south of this fault mineralization is deeply buried, with the Heruga deposit some 4km to the south under about 800m of Devonian rocks.

Heruga Deposit

The Heruga deposit is at present the southernmost deposit discovered on the Oyu Tolgoi Trend. It is preserved below the Contact fault, a major low angle thrust of district scale significance. 600m to 1,000m of Devonian Alagbayan Formation overlie the Contact Fault. Below the Contact Fault, the porphyry system is intact, with the top of the porphyry related alteration zone commencing 100m to 200m below the fault, usually within conglomerates and tuffs of the lower Alagbayan Formation. Almost all of the deposit is hosted in the underlying augite basalt with some lesser QMD intrusions. The upper part of the deposit comprises a pyritic copper-molybdenum rich zone approximately 200m to 300m thick overlying and partly overlapping with a copper and gold rich zone, this lower zone is similar to that at Southwest Oyu. The alteration at Heruga is typical of gold rich porphyry style deposits, with the upper copper-molybdenum rich zone equated to the molybdenum rich external annuli that commonly partly overlap the copper-gold cores to gold rich porphyry deposits. In the gold zone biotite and magnetite are the main alteration minerals, chalcopyrite and minor bornite accompany the gold, and pyrite contents are low in the gold zone.

Mineralized veins have a much lower density at the Heruga deposit than in the more northerly Southern Oyu Deposits and Hugo Dummettt Deposits. Some quartz veins show a weak preferred orientation, but in general most occur as stockworks with no visible preferred orientation.

Higher grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock.

Southern Oyu Deposits

The Southern Oyu Deposits consist of a series of deposits known as Southwest Oyu, South Oyu, Central Oyu and Wedge. These deposits form contiguous zones of mineralization representing multiple mineralizing centres, each with distinct styles of mineralization, alteration and host lithology. The boundaries of the individual deposits coincide with major fault zones.

The geology and mineralization of the Southwest Oyu deposit is characterized by a gold rich porphyry system, with a high-grade core about 250m in diameter and extending over 700m vertically (the Southwest Gold Zone). Over 80% of the deposit is hosted by porphyritic augite basalt of the Alagbayan Formation, with the remainder hosted by QMD intrusions. The high-grade core is enclosed by a large, low-grade ore shell approximately 600m by 2,000m in area.

Mineralization at Southwest Oyu consists mainly of finely disseminated pyrite-chalcopyrite with minor bornite and massive chalcopyrite veins cross-cutting and impregnating earlier deformed quartz vein stock works and the basalt and QMD host rocks. The mineralization is related to a late stage sericite and sericite-biotite-albite overprint, which affects the QMD intrusions and basaltic wall rocks. The high-grade core is centred on a 10m to 30m wide, vein rich QMD dyke and extends for over 100m into the adjacent porphyritic augite basalt. Gold to copper ratios (g/t Au to %Cu) vary between 0.5 to 1 and 1 to 1 in the outer margin of the deposits, increasing to approximately 2 to 1 into the high grade gold core, with the highest ratios consisting of up to 3 to 1 in the deeper parts of the deposit. Outside the Southwest Gold Zone, the augite basalts contain anomalous gold contents, with the gold to copper ratios increasing southward.

South Oyu is a copper porphyry deposit developed mainly in the Alagbayan Formation strata consisting of basalt and dacite tuff units. The deposit is cut by numerous barren dykes, including one major rhyolite dyke that is up to tens of metres wide and cuts east to west through the middle of the deposit. Unlike Southwest Oyu, the South Oyu system is not gold rich. Copper mineralization at South Oyu is associated with stockworks of thin quartz and sulphide veins, and consists of finely disseminated pyrite-chalcopyrite and bornite.

The Central Oyu deposit is hosted in a quartz monzodiorite dyke swarm that contains a series of isolated irregular bodies of altered basalt and dacite tuff up to 200m thick extending several hundred metres down dip to the limit of drilling. Mineralization consists of high-sulphidation style copper mineralization with pyrite, covellite, chalcocite, and minor enargite in intensely sericite altered rock; this is telescoped down into a deeper and peripheral body of chalcopyrite and gold porphyry mineralization and is overlain by a shallow chalcocite enrichment blanket developed 20m to 80m below a surficial leached cap. The centre of the system is strongly quartz veined.

The Wedge deposit is wedged between South Oyu and Southwest Oyu and is a downfaulted block of the top of the alteration system, which, like other deposits at the Oyu Tolgoi Project, is developed in the top of the augite basalt unit of the Alagbayan Formation and the overlying dacitic tuff. Mineralization is largely high sulfidation style with chalcopyrite, chalcocite and enargite but grades down into chalcopyrite in basalt and QMD rocks. There is little gold mineralization.

Hugo Dummett Deposits

The Hugo Dummett Deposits consist of Hugo South, Hugo North and the Hugo North Extension. These deposits represent a continuous zone of mineralization that is elongated in a north-north-easterly direction over a strike length of at least 3km. While mineralization of the Hugo Dummett Deposits is virtually continuous, OT LLC has divided the mineralized zone into two deposits (Hugo South and a combined Hugo North and Hugo North Extension) for the purposes of resource estimation, development and mine planning. Hugo South and Hugo North are separated by a 110° striking sub-vertical fault that displaces Hugo North vertically down a modest distance from Hugo South. The Hugo North Extension represents the extension of the Hugo North deposit into the Shivee Tolgoi Licence.

The Hugo Dummett Deposits occur in a northerly striking, moderately to steeply east dipping monocline that is bounded and intruded by several faults, including a near vertical fault that controls the western edge of the deposit known as the West Bat fault and a near vertical fault that controls the eastern edge of the deposit known as the East Bat Fault. The host rocks to the deposit are basalt and overlying dacite tuffs and breccias of the Alagbayan Formation intruded by QMDs which are the source and host most of the mineralization. Overlying the dacite tuffs are sedimentary and volcanic rocks of the upper Alagbayan Formation and Sainshandhudag Formation with a total intersected thickness of up to 600m thick in places. The width of the mineralized zone on the Hugo Dummett Deposits varies along strike from 200m to more than 500m. Mineralization dips generally to the east from as low as 40° to up to 80°, but is generally above 60° and increases to sub-vertical at the northern end of Hugo North.

Hugo South has a higher copper to gold ratio than Hugo North, averaging 10 to 1 copper to gold in most of the deposit. It is closer to the surface than Hugo North, with the lowest portion of the deposit approximately 700m below surface compared to 1,500m below the surface for Hugo North. Mineralization is centred on a high-grade zone typically grading in excess of 2% copper, which usually corresponds with intensely quartz stockwork veined narrow QMD intrusions extending out into the enclosing basalt and dacite tuff. The sulphide mineralization consists of chalcopyrite, bornite, chalcocite and pyrite. The sulphides are zoned, with bornite, chalcocite and tennantite comprising the highest grades, often in excess of 2.5% copper, then grading outwards to chalcopyrite at between 1% copper to 2% copper and then pyrite-chalcopyrite and other minerals grading at less than 1% copper. The gold rich QMD does not occur in Hugo South, with the result that the gold grades are typically less than 0.1 gram per tonne. Weakly mineralized QMD forms the base of the deposit.

Hugo North contains the same high-grade copper zone as Hugo South, consisting of a zone of intense stockwork to sheeted quartz veins centred on QMD intrusions and extending into the adjacent Alagbayan Formation basalt. Unlike Hugo South, the Hugo North quartz veining also hosts significant gold mineralization. The copper mineralization in the high-grade zone is also greater, at up to 3% copper to 5% copper, moderate to high grade copper and gold values are also in nearby QMD intrusions below and to the west of the intense vein zone. In other respects, Hugo North and Hugo South have similar mineralogy and zonation patterns. Bornite is dominant in the highest grade part of the deposit, at 3% copper to 5% copper and is zoned outward to chalcopyrite at approximately 2% copper, grading upward to less than 1% copper in pyrite-chalcopyrite in the altered dacitic tuff sequence at the top of the deposit.

All of the deposits display alteration zones, including K-silicate, advanced argillic, muscovite/sericite and intermediate argillic styles. The copper in the deposits also correlates with elevated abundances of silver, selenium and tellurium. Small amounts of zinc, arsenic, lead and mercury also occur with or near the high-grade zone.

On the Hugo North Extension, mineralization is similar to that characterizing the northern part of the Hugo North deposit. High copper grades are associated with equally elevated gold values, with copper and gold ratios typically between 2 to 4 and 1. The extension is more structurally complex, manifested in a more variable strike and steeper dip to the mineralized zone with a higher prevalence of faults, and structurally-induced discontinuities in the high-grade zone. These features are the result of post-mineral deformation. Both the mineralized zone and lithologic contacts in the enclosing and overlying rocks display an abrupt right hand stepover of around 200m, starting at the border of the deposit with the main Hugo North deposit. Drilling in this zone during 2006 confirmed that this stepover is a flexure/fold with a short, east-west striking limb, rather than a fault offset. North of the flexure, grade continuity is more difficult to predict, and the western margin of the deposit consists of a zone of complex faulting. These faults typically result in a sliver of weakly to moderately mineralized QMD lying between the sub-vertical high-grade deposit core, and non-mineralized Devonian and Carboniferous rocks to the west of the fault system.

Exploration

OT LLC’s exploration at the Oyu Tolgoi Project has consisted mainly of remote sensing and geophysical methods, including satellite image interpretation, detailed ground magnetics, Bouguer gravity and gradient array IP, as well as extensive drilling and geological mapping. These activities have enabled OT

LLC to construct detailed geophysical and geological maps of the entire property, as well as the nearby mining licences owned by OT LLC. Outcropping prospects, including Southwest, South and Central Oyu, have been mapped at 1:1,000 scale and the Heruga deposit area has been mapped at 1:1,000 scale. The entire remaining exploration block has been mapped at a 1:10,000 scale. In 2004, extensive surface trenching by excavators and shallow overburden RC drilling was conducted to provide bedrock geology over the extensive areas devoid of outcrop. As a result, the geology is well defined over the entire 10km by 8km concession block.

Gradient array IP has been conducted on north to south, and subsequently east to west lines at 200m line spacing, with electrode spacing up to 11km. A further IP survey covered the deposit areas with a more detailed program using multiple electrode spacing, repeated in 2009 using proprietary IP technology, with the high powered Zeus IP transmitter. OT LLC conducted magnetometer surveys on the property, with the northern half using east to west oriented lines on 50m intervals with 25m spaced readings and Southern Oyu Deposits using a north to south orientation for 5m intervals on 25m spaced lines and the area south to the Heruga deposit using east-west 25m spaced lines.

A gravity survey was conducted, controlled by GPS, with readings on deposit areas taken on 50m centres and on the extremities at 100m centres. The Bouger map was reduced to residual gravity for contouring. An airborne Falcon gravity survey was flown over Oyu Tolgoi by BHP in late 2005, with 400m spaced east-west flight lines and 80m elevation. Telluric electromagnetic surveying was conducted over the eastern half of the concession to identify smaller drainage basins that could have channelled copper rich waters during the Cretaceous Period.

In late 2004, OT LLC began to extend its exploration program to the outlying Oyu Tolgoi Project concessions, including the mining licences 6708A, 6710A and 6711A and exploration licence 3677X that adjoins and extends the southern limits of the mining concessions. A number of chargeability anomalies with similarities to the Oyu Tolgoi Project anomaly were discovered on the other concessions and OT LLC has conducted diamond drilling with negative results to date. Mining licence 6711A has since been relinquished and exploration licence 3677X expired in 2010.

OT LLC initiated exploration work on the Shivee Tolgoi Licence in November 2004 following the signing of the Entrée Earn-in Agreement. Prior to that time, Entrée had undertaken geochemical remote sensing, geophysics testing, such as ground magnetics, Bouger gravity and pole-dipole geophysical surveying, and geological mapping. Starting at the northern boundary of the OT Licence, an IP survey was run on 100m spaced lines oriented east-west to trace the northern projection of the Hugo North Deposit. This initial IP survey used gradient array with 11,000m AB electrode spacing and covered an area extending 5.6km north of the boundary and 10km in width. Subsequent IP surveys covering smaller areas within the larger area were carried out with gradient arrays. The IP surveys resulted in the delineation of a significant chargeability feature being traced for approximately 4km north along strike of the Hugo North deposit. Additional IP chargeability targets were also revealed 2.5km to 3km west of the Hugo North trend and are referred to as the Eagle anomalies.

In 2005 and 2006, OT LLC conducted IP surveying on 100m spaced, east-west lines across the Javkhlant Licence. This resulted in the discovery of three significant chargeability IP anomalies subsequently named the Sparrow South (since renamed the Heruga deposit), Castle Rock and SW Magnetic anomalies.

In 2007, 2008 and 2009, further detailed IP surveying was conducted over the Heruga deposit and the area between the Heruga and Southwest Oyu deposits where previous IP surveys detected a weak anomaly. Detailed ground magnetometer surveys were also conducted over Heruga, extensions to the south of Heruga, the area between the Heruga and Southwest Oyu depsoits and over the Hugo North

Extension area and northwards. This resulted in a far better understanding of the surface geology of the Oyu Tolgoi Trend south of Southwest Oyu and a better understanding of IP anomalies. OTD1487 was drilled in 2008 to target an IP anomaly half way between the Heruga and Southwest Oyu deposits. It intersected 350m of high grade gold-copper mineralization below about 1,978m. Drilling was completed in this area, now referred to as Heruga North, in early 2013. During 2009 and 2010, OT LLC completed a deep IP survey using proprietary IP technology, over the full strike length of the mineralized trend on the OT LLC and Entrée Joint Venture properties. This resulted in improved resolution of deep drill targets.

During 2011, previous gravity, IP and resistivity data was inverted and integrated with surface geology and downhole data to define further drill targets. A detailed ground magnetometer survey was also completed over the Javkhlant area.

In the fourth quarter of 2011, over 1,000 stations were collected in a magneto-telluric (MT) survey on 400m spacing through the mineralised corridor. Targets were ranked based on favourable geology and coincidence with other geophysical responses.

Current Exploration Activities

During 2012, exploration drilling continued on the Oyu Tolgoi Project and 28,431m of surface exploration diamond drilling and 1,752m of condemnation drilling were completed. The surface exploration drilling included 13,228m of drilling on the OT Licence, 9,058m of drilling on the Javkhlant Licence, 5,776m on the Shivee Tolgoi Licence and 367m of drilling on OT LLC’s Manakht mining licence. The condemnation drilling was on OT LLC’s Manakht licence.

At the start of 2012, there were five exploration drill rigs in operation which had been reduced to one drill rig by the end of the fourth quarter of 2012. In April 2012, management of the exploration programme transferred from Turquoise Hill to OT LLC. Following this change, the strategy of the exploration programme was restated by OT LLC and Turquoise Hill to be: the development of a pipeline of projects within the contract area, to seek a transformational discovery (long-life, low cost, high grade copper resources), especially in those areas where it may impact on the current development of the ore bodies underlying the Oyu Tolgoi Project. This included further delineation of resource potential at Heruga North.

To implement this strategy, there will be a shift in emphasis in 2013 from drilling to data compilation, 3D modelling and interpretation to generate the next series of prioritized exploration targets. The Heruga North geology model will be updated and a new resource estimate completed to incorporate the Heruga North resource potential. Drilling and expenditures will be significantly reduced in 2013 compared to recent years.

Drilling

Diamond drill holes are the most significant source of geological and grade data for the Oyu Tolgoi Project. From the start of OT LLC’s diamond core drill program in 2001 to the end of 2012, OT LLC has drilled approximately 1,084,538m in approximately 2,523 drill holes, of which 1,727 were diamond drill holes for a total of 991,085m. OT LLC currently has one drill rig involved in exploration on the property.

OT LLC has relied on wireline methods for all drilling, utilizing HQ and NQ size core and some PQ size core for metallurgical testing. At Hugo North, virtually all holes are initiated in PQ size core to a depth of at least 450m to 550m. The rest of the drill hole is then continued using HQ or NQ sized core. On two occasions PQ coring was extended to depth of 1,450m, allowing OT LLC to collect large diameter core from the deep Hugo North deposit. Upon completion of all holes, the collar and anchor rods on drill holes are removed and a PVC pipe is inserted in the hole. Each hole collar is marked by a cement block inscribed with the hole number. The holes are not grouted or back filled with cement so as to allow re-entry of individual holes for surveying checks or to permit OT LLC to drill new daughter holes. Since 2010, surface drill holes at Hugo North have been grouted from end of hole to above planned underground infrastructure levels, generally the lowermost 200m of each hole, to mitigate hazards associated with developing into open holes. All underground holes are fully grouted.

Drill hole collars are located respective to a property grid by either global positioning system or theodolite and electronic distance measuring instruments. Holes are drilled at an inclination of between 45° and 90°, with the majority between 60° and 70°. The drill contractors take down-hole surveys every 30 to 60m. Where magnetite is present that will affect the deviation of the compass readings in the survey instruments, gyro surveys are used that are not affected by magnetism in the rock.

OT LLC uses standard logging and sampling conventions to capture information from the drill core. The core is logged by directly entering the data into an acQuire database. The core is photographed prior to being sampled, and the digital photographs are linked to the drill logs enabling the geologist to quickly access specific photographs for any given metre. Drill core is then stacked on pallets in an organized “core farm”. Core recovery in the mineralized units has been usually between 95% and 100%.

Sampling, Analyses and Security

OT LLC’s sampling procedure comprises collection of core samples taken on continuous 2m intervals down each drill hole, excluding dykes that extend more than 10m along the core length. The two metre sample intervals are measured, marked on the core, and the end of each sample is marked with the sample number on the core box. Sample numbers are pre-determined and account for the insertion of QA/QC samples. The core is marked with a continuous linear cutting line before being split to prevent a sampling bias. Splitting is done with a rock saw constantly flushed with fresh water. The core is cut in half, samples of one half of NQ and HQ core or one quarter of PQ core are taken from the same side of the cutting line, samples are placed in cloth bags, and sent to an on-site preparation facility operated by SGS Mongolia. The unsampled half of the core remains in the core box and is stored at the on-site core storage area.

Core samples are assembled into groups of 28 and then seven quality control samples are randomly inserted to make up batches of 45. The quality control samples comprise one duplicate split core sample and two uncrushed field blanks, which are inserted prior to sample preparation, a coarse preparation duplicate, a pulp preparation duplicate, which is inserted during sample preparation, and two certified reference material samples, which are inserted after sample preparation.

Split core samples are crushed to 90% passing 6mm in a coarse jaw crusher, then to 90% passing 3.35mm in a fine jaw crusher; approximately 1 kg of finely crushed material is split off with a rotary sample divider; and the 1 kg split pulverized to 90% passing minus 75 µ (200 mesh). Two 150g sub-samples are split off by taking multiple scoops from the pulverized 70 µ (200 mesh) pulp, which are then placed in sealed tin-tie kraft envelopes. All equipment is cleaned between each sample, using barren rock, followed by blasts of compressed air. Sizing tests are conducted on crushed and pulverized samples at the rate of one of each type per batch of 45 samples.

The kraft envelopes of prepared pulp samples are packed in shipping boxes, sealed with tamper-proof numbered tags, and shipped under the custody of OT LLC to the SGS Mineral Services and ALS Limited laboratories in Ulaanbaatar. SGS Mineral Services analyses are completed in Ulaanbaatar, Mongolia, whereas ALS Limited ships the samples by air freight to Vancouver, Canada for analysis.

SGS-UB conducts gold analyses using a 30 gram fire assay fusion to obtain a lead button that is cupelled to obtain a bead, digested with aqua regia, and followed by an AAS finish. ALS Limited completes a four acid geochemical digestion followed by a 47 element suite with an ICP-AES/MS finish; over-range copper (>1%) and sulphur (>4%) assays are completed with a peroxide fusion and an ICP-AES finish. Upon receipt of assay results, values for certified reference material samples and field blanks are tabulated and compared to those from an established round robin program. Assay results that deviate from the round robin program results beyond pre-set tolerance limits are rejected and subject to re-assay. OT LLC also performs check assays on a regular basis at the rate of 1:20 using SGS Mineral Services and ALS Limited.

Mineral Resources and Mineral Reserves

The estimates of mineral resources and reserves at the Oyu Tolgoi Project identified below are contained in the 2013 Technical Report and were classified using logic consistent with the CIM Standards. The current estimate of mineral resources for the Oyu Tolgoi Project was independently reviewed by Sharron Sylvester of AMC, who is a “qualified person” for the purposes of NI 43-101. The current estimate of mineral reserves for the Oyu Tolgoi Project was prepared by Bernard Peters of AMC, who is a “qualified person” for the purposes of NI 43-101.

Mineral Resources

The total mineral resources for the Oyu Tolgoi Project are shown in the table on page 72. This table also includes mineralization on the Shivee Tolgoi Licence and the Javkhlant Licence, which are shown separately. A profile of the deposits comprising the Oyu Tolgoi Project is shown below.

Idealized Profile of Southern Oyu, Hugo Dummett, and the Heruga Deposit (Section Looking West)

The base case copper equivalent (or CuEq) cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits. The copper equivalent cut-off grade applied for the underground was 0.37% and the copper equivalent cut-off grade applied to the open pit was 0.22%.

Hugo Deposits and Southern Oyu

Based on a copper price of $0.80 per pound and a gold price of $350 per ounce, the 2003 copper equivalent formula is:

CuEq% = Cu% + (Au g/t) * (11.25 / 17.64)

Where:
17.64 = (Cu $/lb) / (lb/t) = 0.80 / 2,204.62
11.25 = (Au $/oz) / (g/oz) = 350 / 31.10348
Not adjusted for metallurgical recovery

2010 CuEq Formula – Heruga Deposit

In preparing the mineral resource estimate, the decision was taken to use a copper price of $1.35 per pound and a gold price of $650 per ounce, and to incorporate molybdenum into the copper equivalent calculation at a price of $10 per pound.

The resultant 2010 formula was:

CuEq% = Cu% + (Au g/t * 18.98) + (Mo g/t * 0.01586) / 29.76

Where:
18.98 = (Au $/g) * Au Recovery Factor% = 20.90 * 90.822% (rounded to 91%)
0.01586 = (Mo $/g) * Mo Recovery Factor% = 0.0220462 * 71.94% (rounded to 72%)
29.76 = Cu $/%

Molybdenum is used only in the copper equivalent formula at Heruga. Silver is not used in the copper equivalent formula for any of the deposits. The contained gold and copper estimates in the following table have not been adjusted for metallurgical recoveries.

Oyu Tolgoi Mineral Resource Summary, as of March 19, 2013

Classification	Deposit	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
								Cu (Mlb)	Au (Moz)	Ag (Moz)	Mo (Mlb)	CuEq (Mlb)

Southern Oyu Deposits – Open Pit (0.22% CuEq Cut-Off)
Measured		445	0.52	0.41	0.96	50.8	0.79	5,137	5.84	13.77	49.8	7,693
Indicated		652	0.39	0.23	0.90	54.2	0.54	5,647	4.80	18.85	77.8	7,747
Measured + Indicated		1,096	0.45	0.30	0.93	52.8	0.64	10,783	10.65	32.62	127.6	15,440
Inferred		218	0.27	0.15	0.77	46.7	0.37	1,293	1.08	5.38	22.5	1,765

Southern Oyu Deposits – Underground (0.37% CuEq Cut-Off)
Measured		21.8	0.41	0.64	0.98	47.3	0.82	198	0.45	0.69	2.27	395
Indicated		150	0.36	0.50	0.92	40.2	0.68	1,194	2.40	4.45	13.3	2,244
Measured + Indicated		172	0.37	0.52	0.93	41.1	0.70	1,393	2.85	5.14	15.6	2,639
Inferred		237	0.38	0.29	0.87	38.5	0.57	1.988	2.24	6.62	20.1	2,968

Hugo Dummett Deposits (0.37% CuEq Cut-Off)
	OT LLC	775	1.69	0.36	3.71	42.5	1.92	28,890	8.98	92.4	72.6	32,820
Indicated	EJV	132	1.65	0.55	4.09	35.7	2.00	4,800	2.32	17.4	10.4	5,810
	All Hugo North	907	1.69	0.39	3.77	41.5	1.93	33,690	11.3	110	83.0	38,630
	OT LLC	1,015	0.81	0.25	2.34	41.9	0.97	18,080	8.28	76.4	93.8	21,700
Inferred	EJV	135	0.93	0.25	2.44	23.6	1.09	2,760	1.08	10.5	7.0	3,230
	All Hugo North	1,150	0.82	0.25	2.35	39.8	0.98	20,840	9.36	87.0	101	24,930
Inferred	Hugo South	820	0.78	0.04	1.79	66.8	0.82	14,100	1.82	47.1	121	14,890
Inferred	North & South	1,969	0.80	0.18	2.12	51.0	0.92	34,930	11.2	134	221	39,820

Heruga(0.37% CuEq Cut-Off)
Inferred Heruga Javkhlant EJV		1,824	0.38	0.36	1.35	110	0.67	15,190	21.3	79.4	444	26,850
Inferred Heruga TRQ		120	0.40	0.29	1.54	108	0.64	1,060	1.12	6.0	29	1,700
Inferred (All Heruga)		1,944	0.38	0.36	1.37	110	0.67	16,250	22.4	85.3	473	28,550

Oyu Tolgoi Project Grand Total
Measured		467	0.51	0.42	0.96	50.64	0.79	5,300	6.3	14.4	52	8,140
Indicated		1,709	1.07	0.34	2.42	46.24	1.29	40,470	18.5	133	174	48,640
Measured + Indicated		2,176	0.95	0.36	2.11	47.18	1.18	45,772	24.85	147.52	226.3	56,780
Inferred		4,369	0.57	0.25	1.65	76.31	0.76	54,616	35.79	231.28	735.0	73,165

Notes:

•	The 0.37% copper equivalent cut-off is equivalent to the underground mineral reserve estimate cut-off determined by OT LLC.

•	Mineral reserves are not additive to the mineral resources.

•	Copper equivalent has been calculated using assumed metal prices ($1.35/lb for copper and $650/oz for gold and $10/lb for molybdenum).

•	CuEq% = Cu% + ((Au g/t*18.98) + (Mo g/t*.01586))/29.76.

•	Molybdenum grades outside of the Herugadeposit are assumed to be zero for copper equivalent calculations.

•	The copper equivalent formula also includes different levels of metallurgical recovery for the metals. Gold was assumed to have 91% of copper recovery, molybdenum 72% of copper recovery.

•

Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Although the resource classifications of Measured, Indicated and Inferred are mineral resource classification confidence categories defined by the CIM that are recognized and required to be disclosed by NI 43-101, the SEC does not recognize them. Disclosure of the terms in the table above is permitted under NI 43-101; however, the SEC permits mineralization that does not constitute “reserves” by SEC standards to be reported only as tonnage and grade. See “Cautionary Note to United States Investors”.

•

EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

Mineral Reserves

The mineral reserve estimate for the Oyu Tolgoi Project has been estimated using the Southern Oyu and Hugo North mineral resource estimate. The Hugo North mineral reserve estimate contains ore that is on the OT Licence and the Shivee Tolgoi Licence. The Shivee Tolgoi Licence is subject to the Entrée Joint Venture.

The total mineral reserves estimated for the Oyu Tolgoi Project (inclusive of the mineral reserves subject to the Entrée Joint Venture) for the open pit and underground components of the Oyu Tolgoi Project are shown in the table below. The mineral reserve estimate reported in the 2013 Technical Report is based on mine planning work prepared by OT LLC. This work was reviewed extensively by AMC and has been used as the basis for reporting the mineral reserve estimate in the 2013 Technical Report.

The mine design work on the Southern Oyu deposit was prepared by OT LLC and was used as the basis for the current mineral reserve estimate for the Southern Oyu deposit. The mine design work on Hugo North Lift 1 was prepared by OT LLC and was used as the basis for the current mineral reserve estimate for the Hugo North underground. This work was reviewed by OT LLC and accepted as the basis for the underground mine planning in the 2013 Technical Report. AMC has agreed with the conclusions of this work and has used the results.

Mineral reserves were last reported in the IDOP Technical Report. A comparison of the mineral reserves estimates reported in IDOP Technical Report and the 2013 Technical Report is shown in the reconciliation table immediately following the mineral reserve estimate reporting table. Although the total tonnes of the mineral reserve estimates reported in the two technical reports are very similar, there is a 10.3% increase in tonnes of ore, a 4.4% increase in recovered copper, a 4.3% increase in recovered gold and a 0.4% increase in recovered silver in the 2013 Technical Report as compared to the IDOP Technical Report. Almost all of the difference is attributable to the Southern Oyu open pit designs which have been expanded relative to the pit designs used in the IDOP Technical Report.

Southern Oyu Open Pit Mineral Reserve

In order to estimate the mineral reserves, AMC relied on the study work prepared by OT LLC. Pit designs were prepared using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in the 2013 Technical Report. The estimate was prepared on a simplified project analysis on a pre-tax basis. Key outstanding variables noted by AMC include: marketing matters, water supply and management, underground ventilation development and power supply. The report only considers mineral resources in the Measured and Indicated categories, and engineering that has been carried out to a feasibility level or better to estimate the open pit mineral reserve.

Hugo North Underground Mineral Reserve

Mine planning work by OT LLC has continued since the previous mineral reserve estimate was reported in the IDOP Technical Report. The underground mineral reserve estimate, as reported in the 2013 Technical Report, has increased by 53 million tonnes.

The Hugo North underground deposit will be mined by block caving; a safe, highly productive, cost-effective method. The deposit is comparable in dimension and tonnage to other deposits currently operating by block cave mining elsewhere in the world. The mine planning work has been prepared using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in the 2013 Technical Report. The Hugo North mineral reserve estimate only considers mineral resources in the Indicated category because there are no Measured mineral resources in Hugo North. The engineering has been carried out to a pre-feasibility level or better to estimate the underground mineral reserve. To ensure that Inferred mineral resources do not become included in the mineral reserve estimate, copper and gold grades on Inferred mineral resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $15 per tonne NSR. Further mine planning will examine lower shut-offs. The Hugo North mineral reserve is on both the OT Licence and the Shivee Tolgoi Licence.

Total Oyu Tolgoi Project Mineral Reserves, as of March 25, 2013

Deposit	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
						Copper (Mlb)	Gold (koz)	Silver (koz)
Southern Oyu Deposits
Proven	433	31.09	0.53	0.42	1.37	4,175	4,388	14,860
Probable	616	21.46	0.40	0.24	1.13	4,462	3,378	17,264
Mineral Reserve (Proven + Probable)	1,048	25.44	0.46	0.31	1.23	8,637	7,766	32,124
Hugo Dummett Deposits
Probable (Hugo North – OT LLC)	460	93.45	1.80	0.37	3.74	16,759	4,602	47,647
Probable (Hugo North – EJV Shivee Tolgoi)	31	95.21	1.73	0.62	3.74	1,090	521	3,229
Mineral Reserve (Probable) (All Hugo North)	491	93.57	1.80	0.39	3.74	17,849	5,123	50,877
Oyu Tolgoi Project Mineral Reserve
Proven	433	31.09	0.53	0.42	1.37	4,175	4,388	14,860
Probable	1,107	53.46	1.02	0.30	2.29	22,311	8,501	68,141
Mineral Reserve (Proven + Probable)	1,539	47.17	0.89	0.34	2.03	26,486	12,889	83,001

Notes:

1.	Metal prices used for calculating the Southern Oyu open pit NSR and the Hugo North underground NSR are as follows: copper at $2.81/lb; gold at $970/oz; and silver at $15.50/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.
2.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
3.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.
4.	For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes low grade Indicated mineral resources and Inferred mineral resources, which has been assigned a zero grade and treated as dilution.
5.	Only Measured mineral resources were used to report Proven mineral reserves and only Indicated mineral resources were used to report Probable mineral reserves.
6.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.
7.	The base case financial analysis has been prepared using the following current long term metal price estimates: copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.
8.	The mineral reserves reported above are not additive to the mineral resources.

Mineral Reserve Reconciliation IDOP Technical Report and 2013 Oyu Tolgoi Technical Report

Case	Mineral Reserve	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
							Copper (Mlb)	Gold (koz)	Silver (koz)
2013 Technical Report	Proven	433	31.09	0.53	0.42	1.37	4,175	4,388	14,860
	Probable	1,107	53.46	1.02	0.30	2.29	22,311	8,501	68,141
	Mineral Reserve	1,539	47.17	0.89	0.34	2.03	26,486	12,889	83,001
IDOP	Proven	125	36.42	0.58	0.91	1.49	1,374	2,892	10,018
	Probable	1,270	37.46	0.98	0.30	2.16	23,995	9,465	72,635
	Mineral Reserve	1,395	37.37	0.94	0.35	2.10	25,369	12,357	82,654
Difference	Proven	308	–5.32	–0.05	–0.49	–0.12	2,801	1,496	4,842
	Probable	–164	15.99	0.04	0.01	0.13	–1,685	–964	–4,494
	Mineral Reserve	144	9.80	–0.06	–0.01	–0.07	1,117	532	348
% Difference	Proven	246.9%	–14.6%	–8.3%	–54.2%	–8.2%	204.0%	51.7%	48.3%
	Probable	–12.9%	42.7%	4.5%	2.9%	6.0%	–7.0%	–10.2%	–6.2%
	Mineral Reserve	10.3%	26.2%	–6.1%	–4.2%	–3.2%	4.4%	4.3%	0.4%

Notes:

1.	The mineral reserves reported in the IDOP Technical Report have an effective date of March 29, 2012.
2.	The mineral reserves reported in the 2013 Technical Report have an effective date of March 25, 2013.
3.	Metal prices used for calculating the Southern Oyu open pit NSR and the Hugo North underground NSR are as follows: copper at $2.81/lb; gold at $970/oz; and silver at $15.50/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.
4.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
5.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.
6.	For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes low grade Indicated mineral resources and Inferred mineral resources, which has been assigned a zero grade and treated as dilution.
7.	Only Measured mineral resources were used to report Proven mineral reserves and only Indicated mineral resources were used to report Probable mineral reserves.
8.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.
9.	The base case financial analysis has been prepared using the following current long term metal price estimates: copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

The mineral reserves reported above are not additive to the mineral resources.

Mining Operations

The construction of the first phase of the Oyu Tolgoi Project started in 2010. It was based on a design capacity of approximately 100ktpd of ore and comprised three key components:

•	an open pit mine;

•	a concentrator; and

•	infrastructure to support the construction and the operations.

The Oyu Tolgoi Project currently consists of the Southern Oyu open pit mine, a 100ktpd concentrator and supporting infrastructure. These facilities were 99% complete as of December 31, 2012, and the operation is ramping towards full commercial production by the end of the first half of 2013. The Hugo North deposit is an underground block cave that is in development.

The mining and stockpiling of the first open-pit ore began in May 2012 and approximately nine million tonnes of ore was stockpiled at the end of 2012. The primary crusher, overland conveyor and coarse-ore stockpile circuits were commissioned in the third quarter of 2012 and 435,000 tonnes of ore had been sent through to the coarse ore storage facility by the end of 2012.

Underground lateral development at the Hugo North Deposit was suspended in February 2012 as planned to enable the upgrading of hoisting equipment at Shaft #1. Following completion of the upgrade in the third quarter of 2012, underground lateral development was restarted and approximately 1,500m of lateral development were achieved from mid-September 2012 to the end of December 2012.

Construction of Shaft #2 at the Hugo North Deposit is progressing well with the headframe reaching its final height of 96m in the second quarter of 2012. The headframe and ancillary buildings were 99% complete at the end of 2012. Shaft-sinking activities began in December 2011, and the depth of the shaft is now approximately 952m below surface, 72% of its final 1,319m depth.

Pre-sinking works for Shaft #5 began in September 2012 and have now been completed. Sinking activity is planned to commence in April 2013. Shaft #5 will provide primary ventilation for underground operations and is expected to have a final depth of 1,195m.

Following the signing of the Power Purchase Agreement in early November 2012, electrical transmission lines for power to the Oyu Tolgoi Project were energized and operational.

Construction of the concentrator was completed in the fourth quarter of 2012 and a commissioning ceremony was held on December 27, 2012. First ore was fed into the SAG mill on January 2, 2013.

Long-term sales contracts have been signed for 75% of the Oyu Tolgoi Project’s concentrate production in the first three years, while 50% of concentrate production is contracted for ten years (subject to renewals). In addition to the signed contracts, in principle commitments have been made at international terms for up to 25% of the concentrate available for export. These commitments range from three to ten years, but remain subject to the conclusion of detailed sales contracts.

Underground Development

In January and February of 2012, 1,560m of underground drilling was completed before the Shaft #1 shut down. Underground drilling recommenced in the fourth quarter of 2012. Characterization holes were also drilled for Shaft #4, Shaft #5 and Vent Raise #3.

At Hugo North Lift 1, 18,829m of infill drilling were completed. The drilling is designed to bring the first seven years of production into a Measured mineral resource confidence category. The infill drilling program was 60% complete at year end and drilling will continue in 2013.

Human Resources and Training Strategy

The OT LLC human resources and training strategy supports a corporate vision of ensuring that all Oyu Tolgoi staff and contractors meet and exceed international best practice standards. OT LLC is working in partnership with relevant Mongolian government agencies and non-government agencies (“NGOs”) to ensure that a suitably qualified workforce is available to meet the requirements of the Oyu Tolgoi Project. In addition to OT LLC’s human resources and training strategy, a Labour Management Plan has been developed that further defines project standards, plans and procedures, roles and responsibilities, and monitoring and reporting.

As part of its mandate to help grow the Mongolian economy and improve livelihoods, OT LLC has established values and commitments to target its employee engagement efforts. Specific commitments to human resources for the Oyu Tolgoi Project, as required and/or outlined in the Investment Agreement, the Labour Management Plan, and the Stakeholder Engagement Plan, as applicable, are as follows:

•	OT LLC will use its best endeavours to ensure that not less than 60% of the total Oyu Tolgoi Project workforce consists of Mongolian nationals during the construction period and any expansion periods;

•	OT LLC is committed that not less than 90% of the total Oyu Tolgoi Project workforce consists of Mongolian nationals from the commencement of production;

•	In direct mining operations, OT LLC will use its best endeavours to ensure that not less than 75% of mining contractors are Mongolian nationals;

•

Within five years of the commencement of production, OT LLC will use its best endeavours to ensure that not less than 50% of its employed engineers are Mongolian nationals and, within ten years of the commencement of production, that not less than 70% of its employed engineers are Mongolian nationals;

•

OT LLC will establish and maintain health and safety policies, systems, and procedures at the Project to ensure a safe workplace that complies with all applicable laws and regulations concerning labour, safety, and health;

•	All citizens of Mongolia employed by OT LLC under a contract will be covered by social insurance as required by Mongolian law;

•

OT LLC will comply with requirements under applicable Mongolian labour law and all staff will be covered by a comprehensive human resources policy that is in compliance with the Mongolian Labour Law; and

•

OT LLC will prioritize employment of local residents from the soums within a “Project Area of Influence”, which comprises the Khanbogd, Manlai, Bayan Ovoo, and Dalanzadgad areas, as well as from other areas in the South Gobi region.

OT LLC’s policies and procedures for human resources and training meet all applicable Mongolian labour and social security laws and regulations, including those contained within the Labour Law of Mongolia. International conventions and standards, including applicable International Labour Organization conventions, the IFC Performance Standards, and the EBRD, guide the human resources and training strategy and activities. A total of 27 internal policies and supporting procedures are either in place or slated for development by the OT LLC Human Resources team.

Designed to build a positive, focused culture based on hiring the right people with the right capability to deliver the project plans, several Rio Tinto policies and guidance documents also guide the department’s policies and practices (i.e., Human Rights Policy, Human Rights Guidance, Employment Policy, and The Way We Work – Rio Tinto’s Global Code of Business Conduct).

Occupational Health, Hygiene and Safety

OT LLC’s environmental management system, HSE MS, has been implemented and been audited as compliant against AS/NZS ISO 14001:2004 Environmental Management System and OHSAS 18001:2007 Occupational Health and Safety management system. The HSE MS was developed to provide management with clear direction on health, safety and environment management, a means to ensure compliance, and a basis for driving improvements. The HSE MS applies to all persons working for or on behalf of Oyu Tolgoi, including contractors, suppliers, the general public, special interest groups, and government representatives, and covers the health, safety, and environmental management of all Oyu Tolgoi’s activities, assets, products, and services.

The HSE MS has been developed and is regularly reviewed in consultation with key stakeholders. The HSE MS is intended to reflect a best practice approach to health, safety, and environment with the underlying principle that all people are accountable for health and safety.

The HSE MS is seen as an enabler for the entire health, safety and environment management system. It provides high-level principles and that are intended to be implemented through the application of all parts of the HSE MS. The policy is endorsed by the Chief Executive Officer of OT LLC to ensure the appropriate priority is placed on implementation and compliance.

SouthGobi Resources Ltd.

Overview

As of December 31, 2012, Turquoise Hill held a 57.6% interest in SouthGobi, which is an integrated coal mining, development and exploration company. SGQ common shares trade on the TSX under the symbol “SGQ” and the HKSE under the stock code symbol “1878”.

SouthGobi owns the Ovoot Tolgoi Coal Project and three development projects, the Soumber Deposit, the Zag Suuj Deposit and the Underground. The Ovoot Tolgoi Complex comprises the Ovoot Tolgoi Coal Project together with the Underground.

Ovoot Tolgoi Complex

The Ovoot Tolgoi Coal Project, strategically located approximately 40km from the China-Mongolia border, is SouthGobi’s flagship asset. SouthGobi commenced mining at the Ovoot Tolgoi Coal Project in April 2008 and commenced coal sales in September 2008. Products from the Ovoot Tolgoi Coal Project include coals with coking (or metallurgical) applications, primarily a raw semi-soft coking coal together with raw medium ash and raw higher-ash coals, which can be washed and blended into semi-soft coking coal. SouthGobi’s mining activities remained fully curtailed as of December 31, 2012; however, operations recommenced on March 22, 2013.

To enhance the value of its products, SouthGobi commenced construction of a dry coal handling facility in June 2010. In February 2012, the dry coal handling facility was commissioned; however, the upgrade of the dry coal handling facility to include dry air separators and blending capabilities has been delayed to preserve SouthGobi’s financial resources. Further, in 2011, SouthGobi entered into an agreement with Ejinaqi Jinda Coal Industry Co. Ltd, a subsidiary of China Mongolia Coal Co. Ltd to wet wash coal from the Ovoot Tolgoi Coal Project on a tolling arrangement. Ejinaqi Jinda Coal Industry Co. Ltd’s wet washing facility is located approximately 10km inside China from the China-Mongolia border (i.e. approximately 50km from the Ovoot Tolgoi Coal Project). SouthGobi has not yet commenced toll washing coal due to the curtailment of mining operations at the Ovoot Tolgoi Coal Project.

In July 2009, Chinese and Mongolian authorities agreed to create designated coal transportation corridors at the China-Mongolia border. In 2012, in an attempt to expedite the opening of the coal transportation corridors, SouthGobi, together with Mongolyn Alt Corporation, continued working on improving access to the China-Mongolia border. In May 2012, the expanded border crossing infrastructure, consisting of eight new border gates exclusively for coal transportation, opened at the Shivee Khuren-Ceke border crossing on the China-Mongolia border.

In March 2012, SouthGobi filed an updated prefeasibility study for the Ovoot Tolgoi Coal Project, as well as an updated independent NI 43-101 compliant resource estimate for the Ovoot Tolgoi Complex.

Soumber

The Soumber Deposit comprises the Central Soumber, East Soumber, Biluut, South Biluut and Jargalant Fields. The Soumber Deposit is located approximately 20km east of the Ovoot Tolgoi Coal Project, which will allow the operations to share existing infrastructure in the event a mine is developed.

In June 2011, SouthGobi successfully registered the resource associated with the Soumber Deposit (at that time comprising the Central Soumber, East Soumber and Biluut Fields) with MRAM. Further, in July 2011, SouthGobi received a mining licence pertaining to the Soumber Deposit.

Resources associated with the South Biluut and Jargalant Fields have been through the resource registration process and the MELs pertaining to resources outside the mining licence are subject to valid pre-mining applications. Subsequent to the receipt of the pre-mining applications, the Corporation intends to proceed through to the mining licence application process.

In March 2013, SouthGobi filed an updated independent NI 43-101 compliant resource estimate for the Soumber Deposit.

Zag Suuj

The Zag Suuj Deposit is located approximately 150km east of the Ovoot Tolgoi Coal Project and approximately 80km north of the Mongolia-China border. The resource associated with the Zag Suuj Deposit has been through the resource registration process and the MELs pertaining to it are subject to valid pre-mining applications.

In March 2013, SouthGobi filed an updated independent NI 43-101 compliant resource estimate for the Zag Suuj Deposit.

Governmental, Regulatory and Internal Investigations

SouthGobi is subject to continuing investigations by the IAAC and other governmental and regulatory authorities in Mongolia regarding allegations against SouthGobi and some of its employees involving possible breaches of Mongolian laws, including anti-corruption and taxation laws. Certain of those allegations (including allegations of bribery, money laundering and tax evasion) have been the subject of public statements and Mongolian media reports, both prior to and in connection with the recent trial and conviction of the former Chairman and the former director of the Geology, Mining and Cadastral Department of the MRAM, and others. SouthGobi was not a party to that case. SouthGobi understands that the court’s decision is the subject of an appeal.

A number of the media reports referred to above suggest that, in its decision, the court in the above-mentioned case referred to two matters specifically involving SouthGobi’s wholly-owned Mongolian subsidiary, SouthGobi Sands LLC (“SouthGobi Sands”).

In respect of the first matter, being an alleged failure to meet minimum expenditure requirements under the Mongolia’s Minerals Law in relation to four exploration licences, SouthGobi is investigating these allegations, but advises that three of the four licences were considered to be non-material and allowed to lapse between November 2009 and December 2011. Activities historically carried out on the fourth (and the only currently-held) licence include drilling, trenching and geological reconnaissance. SouthGobi has no immovable assets located on this licence and it does not contain any of SouthGobi’s NI 43-101 mineral reserves or mineral resources. This licence does not relate to the Ovoot Tolgoi Mine and SouthGobi does not consider this licence to be material to its business.

The second matter referred to by the court was an alleged impropriety in the transfer of Licence 5261X by SouthGobi Sands to a third party in March 2010 in violation of Mongolian anti-corruption laws. The Corporation understands, based on media reports, that the court has invalidated the transfer of this licence, and so the licence’s current status is unclear.

In addition, the IAAC has advised SouthGobi that it is investigating other alleged improprieties by SouthGobi Sands as described above. Neither SouthGobi nor any of its employees have been charged in connection with the IAAC’s investigation, but certain current and former employees have been advised that they are suspects. The IAAC has imposed orders placing a travel ban on those employees, and administrative restrictions on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of those allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create operational difficulties for SouthGobi in the medium to long term. SouthGobi is taking and intends to take all necessary steps to protect its ability to continue to conduct its business activities in the ordinary course.

Through the SouthGobi Audit Committee (comprised solely of independent directors), SouthGobi is conducting an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations that have been raised. The SouthGobi Audit Committee has the assistance of independent legal counsel in connection with its investigation. The Chair of the SouthGobi Audit Committee is also participating in a self-created tripartite committee, comprised of the Chair of the SouthGobi Audit Committee, a representative of Rio Tinto and the Chair of the Corporation’s Audit Committee, which is focused on the investigation of those allegations, including possible violations of anti-corruption laws. Independent legal counsel and forensic accountants have been engaged by this committee to assist it with its investigation. All of these investigations are ongoing but are not yet complete. Information that has been provided to the IAAC by SouthGobi has also been provided by the tripartite committee to Canadian and United States regulatory authorities that are monitoring the Mongolian investigations. SouthGobi continues to cooperate with all relevant regulatory agencies in respect of the ongoing investigations.

The investigations referred to above could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi or any of its affiliates, including the Corporation, or any of the current or former employees of the foregoing. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on the Corporation. See “Risk Factors—SouthGobi is subject to continuing governmental, regulatory and internal investigations, the outcome of which is unclear at this time but could have a material adverse effect on the Corporation”.

Pending the completion of the investigations, SouthGobi, through its board of directors and new management, has taken a number of steps to focus ongoing compliance by employees with all applicable laws, internal corporate policies and codes of conduct, and with SouthGobi’s disclosure controls and procedures and internal controls over financial reporting.

Ivanhoe Australia Limited

As of December 31, 2012, Turquoise Hill held a 57.3% interest in Ivanhoe Australia, through its indirect wholly-owned subsidiary, IAL Holdings Singapore Pte Ltd. Ivanhoe Australia is a mineral resource issuer focused on the exploration for, and development of, minerals in northwest Queensland near Cloncurry, Australia. Its key projects are the Osborne Project, a copper-gold project that began production in March 2012, the Merlin Project, a high grade molybdenum and rhenium deposit and the Mount Elliott Project, a copper and gold prospect located in Queensland, Australia.

Originally acquired by the Corporation in 2003, Ivanhoe Australia completed an A$125 million IPO and listed the IVA Shares on the ASX in 2008. Subsequently, in November 2010, Ivanhoe Australia completed a secondary listing of IVA Shares on the TSX under the symbol “IVA”.

With respect to financing activities undertaken in 2012, Turquoise Hill provided a secured, twelve-month working capital facility to Ivanhoe Australia of up to $50 million in the third quarter of 2012. The line of credit was intended to provide additional funding for working capital. In August 2012, Ivanhoe Australia drew down $20 million from the facility and a further $11 million was drawn in October 2012. The loan was fully repaid in November 2012. In addition, Ivanhoe Australia successfully raised approximate gross proceeds of A$76 million through the completion of a rights offering in the fourth quarter of 2012. The institutional portion of the rights offering was completed in late November and the retail component in mid-December. The shares were issued at A$0.48 per IVA Share and gross proceeds from the institutional portion amounted to approximately A$75 million. Under the retail component of the Entitlement Offer, which was not underwritten, Ivanhoe Australia received applications from eligible retail shareholders raising approximately A$0.82 million. Subsequently, in February 2013, Ivanhoe Australia successfully placed the shortfall from the pro-rata Entitlement Offer. The shortfall IVA Shares from the placement were issued at the Entitlement Offer price of A$0.48 per IVA Share. Ivanhoe Australia has issued 9.3 million ordinary shares and received proceeds of A$4.5 million.

In October 2010, Ivanhoe Australia acquired the Osborne Project from Barrick Australia. The Osborne Project is located approximately 50km from the Merlin Project, and consists of mining and processing facilities, which include a two million tonnes per year copper and gold flotation concentrator, a gas and diesel-fired power station, a modern camp that can accommodate 470 personnel, an underground mining and mobile fleet and several hundred kilometres of exploration tenements. Ivanhoe Australia commissioned a technical report of the Osborne Project, which surveyed mineralized material to be sourced from its Osborne and Starra deposits for processing through the facilities located on the Osborne Project during an initial four year period. This report is dated October 28, 2011, and is available under Ivanhoe Australia’s SEDAR profile, at www.sedar.com.

Ivanhoe Australia commenced copper and gold production in March 2012 at the Osborne processing complex in north-western Queensland. Ivanhoe Australia’s two other main projects are the Merlin Project and the Mount Elliott Project, both of which are in various stages of study. All the projects are on granted mining leases.

The Osborne copper-gold operation has performed well during 2012, producing in excess of 50,000 tonnes of concentrate, completing four shipments and with a closing concentrate inventory at year end sufficient for an additional shipment. The processing plant has performed in line with plan during 2012 due to a combination of consistent ore feed and uniform blending. Ore milled for the year totalled 788,820 tonnes which was within the guidance range of 700,000 to 900,000 tonnes. Recovery rates during 2012 averaged 93.9% for copper and 78.1% for gold. The plant produced 51,619 dry metric tonnes of concentrate for the year containing 12,220 tonnes of copper. Gold production in both concentrate and doré totalled 17,269 ounces for the year.

In late May 2012, Ivanhoe Australia announced it was undertaking a strategic and business review focused on identifying and implementing the actions required to position the business for future growth and to improve shareholder value. In August 2012, Ivanhoe Australia released the results of the strategic and business review. The review confirmed Ivanhoe Australia’s goal to build a profitable mid-tier mining company. The review identified approximately A$70 million of capital expenditure savings over the next two years and approximately A$45 million of annual operating and overhead costs savings.

An independent technical review of the Merlin Project, conducted as part of the strategic and business review, reaffirmed the outcomes of the feasibility study and the technical and commercial viability of the project. It has also identified that there are potential opportunities to further enhance the technical and commercial aspects of the project. These include metallurgical testwork, which has the potential to reduce the capital cost and improve returns. A program of testwork has commenced with the objective to increase the molybdenum-rhenium concentrate grade. A sales and marketing study has also been commissioned through a leading international molybdenum and rhenium consultancy company. This technical and commercial work is expected to be completed by the end of the first quarter of 2013.

In 2012 a review was completed of the Mount Elliot Project and drilling to further define the high-grade portions of the South West anomaly zone within the Mount Elliott Project commenced in early October 2012. In addition, during the third quarter of 2012 QA/QC work was undertaken on previous Mount Elliott Project SWAN drilling.

Ivanhoe Australia has been granted 44 Exploration Permits for Minerals (“EPM”) with a total area of 5,686 square kilometres including joint ventures, and three EPM applications with a total area of 601 square kilometres.

Other Projects

Mongolia

Turquoise Hill, through its 100% subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC, Oyut Ulaan LLC and SGLS LLC, operates an exploration program in Mongolia on licences that are not part of the Oyu Tolgoi Project. The exploration program continued at more modest rate than previous years. Licences now cover a total of approximately 38,000 ha in six separate licences. Of these licences, approximately 20,000 ha are covered by the Ulaan Khud licence which was previously explored in a joint venture with BHP. The Turquoise Hill-BHP Joint Venture that was formed in 2005, was finalised in 2012.

In 2011, Turquoise Hill announced a new zone of shallow copper-molybdenum-gold mineralization approximately 10km north of the Oyu Tolgoi Project. The discovery, known as Ulaan Khud North, extended the known strike length of the Oyu Tolgoi Trend by an additional 3km to the north, to a total of more than 23km. In order to convert the Pre-Mining Agreement for the Ulaan Khud licence (received from the Government of Mongolia in March 2011) further field exploration work and infill drilling was completed in December 2012. The agreement requires that a feasibility study to mine the deposit is required to be delivered to the Mineral Resources Authority of Mongolia by June 30, 2013. A total of 6422.2m have been drilled in 21 holes, including re-drilling of 2 previous holes and 2 geotechnical holes to define the resource.

An application for grant of a mining licence on the SGLS lease was declined pursuant to Resolution 175. The lease contains a limestone deposit Dalan Shar Uul. The Ulaan Khud licence also partially overlaps with an area being set aside for infrastructure related to the Oyu Tolgoi Project. The ultimate impact of this on the exploration licences is still not clear. For more information on Resolution 175, see “Oyu Tolgoi Project – Government Legislation and Infrastructure” in this AIF.

Kazakhstan

Turquoise Hill holds a 50% voting equity interest in Altynalmas Gold, a company that holds a 100% interest in the Kyzyl Gold Project, which encompasses the Bakyrchik and Bolshevik gold deposits in north eastern Kazakhstan. Located approximately 100km southwest of Ust-Kamenogorsk, the industrial centre of eastern Kazakhstan, the Kyzyl Gold Project is served by an established railway and an electricity grid, and also has existing underground workings, shafts and mine site infrastructure.

The Kyzyl gold system consists of a series of mineralized lenses, or lodes, lying within a large, 15km long shear zone. In February 2012, Turquoise Hill and Altynalmas Gold released the results of an independent feasibility study of the Kyzyl Gold Project. The project encompassed the re-development of the Bakyrchik underground mine, the construction of a new processing plant incorporating fluidized-bed ore-roasting technology, and supporting mine infrastructure. In September 2012, Altynalmas Gold formed a new project team in Kazakhstan to investigate alternative development paths, including the preparation of a feasibility study using alternate processing technologies. This is expected to be completed in 2013.

The drilling activities at the Kyzyl Gold Project were completed on July 29, 2012. A total of 22,330m were drilled during 2012, all on Bakyrchik Exploration Licence No. 27. In 2013, the geology team is expected to continue work on upgrading the resources on the licence to meet the Kazakhstan State Commission for mineral reserves definitions, with the objective of converting resources found on the exploration licence to a mining licence.

In February, 2013, Turquoise Hill announced that it had signed a binding agreement with Sumeru Gold BV for the sale of the Corporation’s 50% interest in Altynalmas Gold for total cash consideration of $300 million. Completion of the proposed transaction is subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

Other Exploration

During the fourth quarter of 2012, the Corporation had exploration groups in Indonesia, Mongolia and the Philippines focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses, rock sampling and drilling. Exploration in the Philippines concluded in December and the Philippine office was closed.

Other Information

Equity Investments

Turquoise Hill holds equity investments in a number of publicly traded, non-subsidiary mineral exploration and development companies. The following table outlines the equity investments held by the Turquoise Hill Group and, in respect of each such equity investment involving securities that are listed on a stock exchange, their quoted market value as at December 31, 2012:

Company	Number of Shares	Value
Entrée Gold Inc. (TSX)	13,799,333	Cdn$	6,209,700

Intec Limited (ASX)	4,117,484	A$	32,940

Asia Now Resources Corp. (TSX-V)	969,036	Cdn$	48,452

Emmerson Resources Limited (ASX) (1)	22,610,000	A$	2,193,170

Kangaroo Resources Limited (ASX) (2)	40,000,000	A$	1,400,000

Ivanplats Limited (TSX) (3)	3,703,840	Cdn$	18,519,200

Aspire Mining Limited (ASX)(4)	123,498,316	A$	8,644,882

Notes:

(1)	Turquoise Hill’s interest in Emmerson Resources Limited is indirect, as Turquoise Hill’s subsidiary, Ivanhoe Australia owns 22,610,000 shares of Emmerson Resources Limited.
(2)	Turquoise Hill’s interest in Kangaroo Resources Limited is indirect, as Turquoise Hill’s subsidiary, SouthGobi owns the 40,000,000 shares of Kangaroo Resources Limited.
(3)	Turquoise Hill also holds 2,750,000 IPO warrants in the capital of Ivanplats that vest upon the closing of an Ivanplats IPO (as defined herein). Each IPO warrant entitles the holder to purchase 1.1 common shares of Ivanplats at the Ivanplats IPO price at any time until the two year anniversary of the Ivanplats IPO. Turquoise Hill also holds 33,457,805 Class B shares of Ivanplats.
(4)	Turquoise Hill’s interest in Aspire Mining Limited is indirect, as Turquoise Hill’s subsidiary, SouthGobi, owns the 123,498,316 common shares of Aspire Mining Limited.

Employees

As at December 31, 2012, Turquoise Hill, SouthGobi and Ivanhoe Australia collectively had a total of 4,069 employees, comprised of 3,363 Turquoise Hill employees, 465 SouthGobi employees, and 241 Ivanhoe Australia employees, in each case working at various locations set out below.

Turquoise Hill
Vancouver	54
Indonesia	38
Singapore	18
Mongolia	2,691
Beijing	55
Kazakhstan	485
Philippines	22

SouthGobi
Vancouver	1
Hong Kong	10
Mongolia	451
Beijing	3

Ivanhoe Australia
Australia	241

DIVIDENDS

Turquoise Hill has not paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is, subject to certain statutory restrictions described below, within the discretion of the Board of Directors based on their assessment of, among other factors, Turquoise Hill’s earnings or lack thereof, its capital and operating expenditure requirements and its overall financial condition. Under the YBCA, the discretion of the Board of Directors to declare or pay a dividend on the Common Shares is restricted if reasonable grounds exist to conclude that Turquoise Hill is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Turquoise Hill consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As of March 22, 2013, there are 1,005,622,903 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Turquoise Hill’s articles of continuance, Turquoise Hill’s by-laws and in the YBCA and its regulations.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of Turquoise Hill are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of Turquoise Hill in the event of liquidation, dissolution or winding up of Turquoise Hill. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the YBCA nor the constating documents of Turquoise Hill impose restrictions on the transfer of Common Shares on the register of Turquoise Hill, provided that Turquoise Hill receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by Turquoise Hill. The YBCA provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by Turquoise Hill’s directors. Turquoise Hill’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of Turquoise Hill to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of Turquoise Hill.

MARKET FOR SECURITIES

The Common Shares of Turquoise Hill are traded in Canada on the TSX, and in the United States on the NYSE and the NASDAQ. The closing price of Turquoise Hill’s Common Shares on the TSX on March 22, 2013 was Cdn$6.63. The closing price listed on the NYSE on March 22, 2013 was $6.49, and the closing price listed on the NASDAQ on March 22, 2013 was $6.49.

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:

(stated in Canadian dollars)

PERIOD	HIGH	LOW	VOLUME
January 2012	$18.577	$14.798	33,463,646
February 2012	$16.033	$14.962	31,170,730
March 2012	$16.738	$14.203	37,984,022
April 2012	$14.276	$10.341	58,.441,765
May 2012	$10.387	$7.962	51,856,411
June 2012	$11.000	$8.804	58,860,349
July 2012	$10.230	$7.100	46,279,862
August 2012	$9.030	$7.900	41.183,211
September 2012	$9.570	$8.190	25,409,641
October 2012	$8.560	$7.720	26,021,375
November 2012	$8.950	$7.120	38,974,643
December 2012	$7.860	$7.050	39,823,117

DIRECTORS AND OFFICERS

Name and Occupation

The name, province or state, and country of residence and position with Turquoise Hill of each director and executive officer of Turquoise Hill, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years is as follows:

Name and Municipality of Residence	Position with Turquoise Hill	Principal Occupation During Past Five Years
JILL GARDINER Vancouver, British Columbia, Canada	Director (Director since May 2012)	Director and Consultant (March 2009 to present); Managing Director and Regional Head (British Columbia), RBC Capital Markets (May 2003 to March 2009).

R. PETER GILLIN Toronto, Ontario, Canada	Director (Director since May 2012)	Director (December 2008 to present); Chief Restructuring Officer, Tahera Diamond Corporation (September 2008 to December 2008); Chairman and Chief Executive Officer, Tahera Diamond Corporation (October 2003 to September 2008).

WARREN GOODMAN London, United Kingdom	Director (Director since June 2012)	General Counsel, Corporate – Europe and Business Development, Rio Tinto (April 2010 to present); General Counsel, Business Development, Rio Tinto (June 2008 to present; General Counsel, Strategic Projects, Rio Tinto Alcan Inc. (May 2007 to June 2008).

Name and Municipality of Residence	Position with Turquoise Hill	Principal Occupation During Past Five Years
ISABELLE HUDON Montreal, Québec, Canada	Director (Director since May 2012)	President, Sun Life Financial Quebec (August 2010 to present); President, Marketel (November 2008 to August 2010); President and Chief Executive Officer, Board of Trade of Metropolitan Montreal (January 2004 to October 2008).

JEAN-SÉBASTIEN JACQUES London, United Kingdom	Director (Director since February 2013)	Chief Executive, Copper, Rio Tinto (February 2013 to present); President, International Operations – Copper, Rio Tinto (October 2011 to February 2013); Group Director, Strategy and Executive Committee member, Tata Steel Group (November 2007 to July 2011).

DR. DAVID KLINGNER Melbourne, Australia	Director and Chairman (Director since May 2012)	Chair/Director (2004 to present).

DANIEL LARSEN Buckinghamshire, United Kingdom	Director (Director since July 2011)	Group Controller and Global Head of Planning and Reporting, Rio Tinto (October 2005 to present).

CHARLES LENEGAN Perth, Australia	Director (Director since August 2012)	Director (June 2009 to present); Vice President Business Development, Middle East and Africa, Rio Tinto Alcan (January 2008 to June 2009); Managing Director, Rio Tinto Australia (February 2004 to January 2008).

LIVIA MAHLER Vancouver, British Columbia, Canada	Director (Director from March 2009 to April 2012 and since May 2012)	President and Chief Executive Officer, Computational Geosciences Inc. (December 2010 to present); partner and co-founder, Greenstone Venture Partners (February 2000 to present).

PETER MEREDITH Vancouver, British Columbia, Canada	Director (Director since March 2005)	Deputy Chairman, Turquoise Hill (May 2006 to April 2012); Chairman, SouthGobi Resources Ltd. (October 2009 to September 2012); Chief Financial Officer, Ivanhoe Capital Corporation (1996 to March 2009); Chief Executive Officer, SouthGobi Resources Ltd. (June 2007 to October 2009).

KAY PRIESTLY Vancouver, British Columbia, Canada	Director and Chief Executive Officer (Director since February 2011 and CEO since May 2012)	Chief Executive Officer, Turquoise Hill (May 1, 2012 to present); Chair, SouthGobi Resources Ltd. (September 2012 to present); Interim Chief Executive Officer, Turquoise Hill (April 17, 2012 to May 1, 2012); Chief Financial Officer, Rio Tinto Copper (November 2008 to May 2012); Chief Financial Officer, Rio Tinto Kennecott Utah Copper (2006 to November 2008).

RUSSEL ROBERTSON Toronto, Ontario, Canada	Director (Director since June 2012)	Executive Vice-President, Business Integration, BMO Financial Group and Vice-Chair, BMO Financial Corp. (March 2011 to present); Chief Financial Officer, BMO Financial Group (March 2008 to March 2011).

JEFFERY TYGESEN Sandy, Utah, USA	Director (Director since August 2012)	Vice-President, Copper Development, Rio Tinto Copper (April 2011 to present); Mining Executive, Rio Tinto Copper (December 2009 to March 2011); Regional General Manager, Rio Tinto Technology & Innovation (April 2007 to November 2009).

Name and Municipality of Residence	Position with Turquoise Hill	Principal Occupation During Past Five Years
CHRISTOPHER BATEMAN West Vancouver, British Columbia, Canada	Chief Financial Officer	Chief Financial Officer, Turquoise Hill (May 2012 to present); Chief Financial & Business Development Officer, Rio Tinto’s diamonds and minerals product group (March 2010 to May 2012); Chief Financial Officer, Rio Tinto Iron & Titanium (June 2009 to March 2010); Chief Financial Officer, Energy Resources of Australia Ltd. (June 2006 to June 2009).

STEWART BECKMAN West Vancouver, British Columbia, Canada	Senior Vice President, Operations and Technical	Senior Vice President, Operations and Technical, Turquoise Hill (May 2012 to present); Regional General Manager, Technology & Innovation Americas, Rio Tinto (Apr 2010 to May 2012); General Manager, Tom Price and Marandoo Mines, Rio Tinto Western Australia (2007 to Apr 2010).

BRETT SALT Vancouver, British Columbia, Canada	Senior Vice President, Strategy and Development	Senior Vice President, Strategy and Development, Turquoise Hill (May 2012 to present); General Manager Business Development, Rio Tinto (February 2010 to April 2012); Managing Director, Green Recycling Initiative, Rio Tinto (February 2009 to January 2010); General Manager Commercial and Strategy, Rio Tinto Marine (January 2007 to February 2009).

DUSTIN ISAACS Vancouver, British Columbia, Canada	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary, Turquoise Hill (January 2013 to present); Legal Counsel, Rio Tinto (March 2011 to December 2012); Lawyer, Ogilvy Renault LLP (April 2003 to March 2011).

DAVID BAKER Vancouver, British Columbia, Canada	Vice President and Treasurer	Vice President, Turquoise Hill (June 2011 to present); Treasurer, Turquoise Hill (February 2010 to present); Manager – Corporate Development and Project Finance, Turquoise Hill (June 2005 to February 2010).

CATHERINE BARONE Port Moody, British Columbia, Canada	Vice President, Finance	Vice President, Finance, Turquoise Hill (May 2008 to April 2012 and May 2012 to present); Interim Chief Financial Officer, Turquoise Hill (April 2012 to May 2012); Controller, Turquoise Hill (November 2002 to May 2011).

LESLIE LOWRY Port Coquitlam, British Columbia, Canada	Vice President, Human Resources and Administration	Vice President, Human Resources and Administration, Turquoise Hill (January 2013 to present); Human Resources Manager, Turquoise Hill (November 2003 to December 2012); Vice President, Human Resources and Administration, Global Mining Management Corporation (April 2006 to December 2012).

Each director’s term of office expires at the next annual general meeting of Turquoise Hill.

Shareholdings of Directors and Executive Officers

As of March 22, 2013, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 22,902 Common Shares representing less than 0.01% of all issued and outstanding Common Shares.

Committees of the Board

The committees of the Board of Directors consist of an Audit Committee, a Compensation and Benefits Committee, a Nominating and Corporate Governance Committee, a Health, Safety and Environment Committee and a special committee called the OT Committee. The members of the Audit Committee are Jill Gardiner (Chair), Livia Mahler, Peter Gillin and Russel Robertson. The members of the Compensation and Benefits Committee are Peter Gillin (Chair), Isabelle Hudon, Livia Mahler and Charles Lenegan. The members of the Nominating and Corporate Governance Committee are David Klingner (Chair), Isabelle Hudon, Jill Gardiner and Jean-Sébastien Jacques. The directors who are members of the Health, Safety and Environment Committee are Jeffery Tygesen (Chair), Russel Robertson, Charles Lenegan, Kay Priestly and Peter Meredith. The members of the OT Committee are David Klingner (Chair), Jill Gardiner, Peter Gillen, Charles Lenegan, Livia Mahler, Peter Meredith and Kay Priestley.

Conflicts of Interest

Certain directors of Turquoise Hill and its subsidiaries are associated with other reporting issuers or other corporations. These relationships may give rise to conflicts of interest from time to time. For example, Peter Meredith is a director of Ivanplats, a company that may compete with Turquoise Hill for mineral resource acquisition opportunities. In addition, Warren Goodman, Dan Larsen, Jeffery Tygesen and Jean-Sébastien Jacques are also executive officers of the Rio Tinto Group, and Kay Priestly, Chris Bateman, Stewart Beckman, Brett Salt and Dustin Isaacs are all seconded employees of the Rio Tinto Group, which is the Corporation’s largest shareholder. Messrs. Goodman, Jacques, Larsen and Tygesen are nominated by Rio Tinto to act as directors of the Corporation pursuant to Rio Tinto’s board representation rights under the Private Placement Agreement, the HOA and the MOA. Mr. Meredith and Ms. Mahler are nominees of Mr. Friedland, who owns and controls 10.08% of the Common Shares.

In accordance with the YBCA, directors and officers of Turquoise Hill are required to disclose to Turquoise Hill the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with Turquoise Hill, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

The Corporation is currently in the process of implementing a revised Code of Business Conduct and Ethics (the “Ethics Policy”) in order to model it closer to the Rio Tinto Group’s global code of business conduct entitled The Way We Work. The Ethics Policy is applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Ethics Policy provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. The Corporation takes any violation of applicable anti-bribery laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. As required by the Ethics Policy, individuals representing Turquoise Hill must not enter into outside activities, including business interests or other employment that might interfere with or be perceived to interfere with their performance at Turquoise Hill.

The Corporation believes that its Ethics Policy is responsive to any potential issues in which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

Audit Committee Information

Information concerning the Audit Committee of Turquoise Hill, as required by National Instrument 52-110 – Audit Committees, is provided in Schedule A to this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this AIF, no director or executive officer of the Corporation or person that beneficially owns or controls, directly or indirectly, 10% or more of the issued and outstanding Common Shares or associate or affiliate of any such director or executive officer or 10% shareholder has any material interest, direct or indirect, in any transaction within the Corporation’s three most recently completed financial years or within the current financial year that has materially affected or would materially affect the Corporation.

Concurrent with the execution of the MOA, on April 17, 2012, the Corporation and certain entities controlled by Mr. Friedland, the Corporation’s former Chief Executive Officer and an individual that beneficially owns and controls 10.08% of the Common Shares, entered into the Cost Sharing Termination Agreements, which provided for the termination of the cost sharing arrangements for the use of office space, furnishings, equipment and communications facilities in London, Singapore and Beijing, for the provision of aircraft services and for the cost of employing administrative and non-executive management personnel, in consideration for the payment by the Corporation to those entities of the aggregate amount of approximately $19.4 million. It was agreed that cost-sharing arrangements for the sharing of offices and staff, furnishings, equipment and communications facilities in Vancouver will continue, on a transitional and modified basis, until October 31, 2013. During the year ended December 31, 2012, the Corporation’s share of these costs was $43.2 million7 (2011 – $23.1 million).

As at December 31, 2012, Turquoise Hill held a 6.85% voting equity interest in Ivanplats, a company in which Mr. Friedland also held a 23.93% voting equity interest in as of such date. On November 11, 2011, Turquoise Hill acquired 15,000 convertible unsecured bonds of Ivanplats at $1,000 per bond (the “Pre-IPO Bonds”). On October 23, 2012, concurrent with the completion of an initial public offering by Ivanplats (the “Ivanplats IPO”), the principal amount of such Pre-IPO Bonds, together with all accrued interest on thereon and an 11.11% bonus interest payment, was converted into 3,703,840 Class “A” common shares in the capital of Ivanplats (the “Ivanplats A Shares”) in satisfaction of the indebtedness represented thereby. Pursuant to a contractual lock-up arrangement, Turquoise Hill is restricted from transferring the Ivanplats A Shares for a period of 180 days following the Ivanplats IPO. In addition to the Ivanplats A Shares, the Corporation also holds 33,457,805 Class B shares in the capital of Ivanplats.

Rio Tinto is the Corporation’s largest shareholder, holding approximately 50.8% of the issued and outstanding Common Shares. Within the Corporation’s three most recently completed financial years, and within the current financial year, members of the Rio Tinto Group have been parties to a series of transactions that have materially affected, or could materially affect, the Corporation. See “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions”. During the year ended December 31, 2012, Rio Tinto provided services to the Corporation for the Oyu Tolgoi Project on a cost recovery basis which amounted to $113.3 million8 (2011 – $110.2 million and 2010 – $23.8 million).

[7]	The Corporation’s portion of the cost-sharing arrangements in 2012 included the approximately $19.4 million payment to Robert Friedland to settle the termination of the cost sharing obligations.
[8]	In addition, various other transactions were entered into between the Corporation and Rio Tinto in fiscal 2012, all as further described under Item 15 of the Corporation’s Management Discussion and Analysis (“MD&A”) for the financial year ended on December 31, 2012, and filed on SEDAR on March 25, 2013.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common Shares in Canada is Canadian Stock Transfer Company Inc. as agent for CIBC Mellon Trust Company at its principal offices in Vancouver and Toronto.

MATERIAL CONTRACTS

Material contracts under National Instrument 51-102 Continuous Disclosure Obligations are contracts, other than contracts entered into in the ordinary course of the Corporation’s business, that are material to the Corporation. The following is a list of: (i) material contracts entered into since January 1, 2012; and (ii) material contracts entered into prior to January 1, 2012 but after January 1, 2005 that remain in effect:

1.	Entrée Earn-in Agreement[9]. See “DESCRIPTION OF THE BUSINESS – Oyu Tolgoi Project – Project Description and Location.”

2.	Private Placement Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – Private Placement Agreement”.

3.	Investment Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS – Agreements with the Government of Mongolia – Investment Agreement”.

4.	Shareholders’ Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS – Agreements with the Government of Mongolia – Shareholders’ Agreement”.

5.	T-Bill Purchase Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS – Agreements with the Government of Mongolia – T-Bill Purchase Agreement and Prepayment Agreement”.

6.	HOA. See “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – HOA”.

7.	MOA. See “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Transactions – MOA”.

8.	Power Purchase Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS – Agreements with the Government of Mongolia – Power Supply”.

[9]	Under the terms of the Investment Agreement, Turquoise Hill agreed to transfer its interest in the Entrée Joint Venture to OT LLC.

INTERESTS OF EXPERTS

Since April 2, 2012, PricewaterhouseCoopers LLP has been the auditor of Turquoise Hill and Deloitte LLP was the auditor of Turquoise Hill from January 1995 until April 2, 2012. PricewaterhouseCoopers LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia10.

Turquoise Hill has relied on the work of the qualified persons listed in the section of this AIF entitled “DESCRIPTION OF THE BUSINESS – Qualified Persons” in connection with the scientific and technical information presented in this AIF in respect of its material mineral property, the Oyu Tolgoi Project, which is based upon the 2013 Technical Report, which report is available for review on SEDAR at www.sedar.com.

To the knowledge of Turquoise Hill, none of the qualified persons listed in the section of this AIF entitled “DESCRIPTION OF THE BUSINESS – Qualified Persons” who prepared or contributed to the preparation of the 2013 Technical Report, nor any of companies listed therein that employ those individuals, hold Common Shares or securities exercisable to acquire Common Shares equal to or greater than 1% of the issued and outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Turquoise Hill securities and options to purchase Common Shares is contained in the management proxy circular for the annual general meeting of Turquoise Hill to be held on May 10, 2013, which will be made available on SEDAR at www.sedar.com concurrent with the delivery of the management proxy circular to Turquoise Hill shareholders. Additional financial information is contained in Turquoise Hill’s comparative financial statements and MD&A as at and for the years ended December 31, 2012 and 2011. Copies of the management proxy circular (when filed), financial statements and MD&A are available on SEDAR, and may also be obtained upon request from Turquoise Hill at 615 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1.

Additional information relating to Turquoise Hill may be found on SEDAR at www.sedar.com.

[10]	Deloitte LLP was independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia as at March 19, 2012, the date of its audit opinion for the 2011 financial year.

SCHEDULE A

AUDIT COMMITTEE INFORMATION

Composition of Audit Committee

Turquoise Hill’s Audit Committee consists of Jill Gardiner, Peter Gillin, Livia Mahler and Russel Robertson. Ms. Gardiner has been Chair of the Audit Committee since May 2012. The Board of Directors has determined that all members of the Audit Committee satisfy the independence, financial literacy, expertise and financial experience requirements under applicable securities laws, rules and regulations, stock exchange and any other regulatory requirements applicable to Turquoise Hill. In addition, in accordance with the Sarbanes-Oxley Act, the Board of Directors has determined that each of Peter Gillen and Russel Robertson is an audit committee financial expert.

Relevant Education and Experience

Jill Gardiner

Ms. Gardiner holds a Bachelor of Science degree and a Masters of Business Administration, both from Queens University. During her 20 plus years in the investment banking industry, she has held various roles pertaining to, and has developed considerable expertise in the areas of, corporate finance, mergers & acquisitions and debt capital markets. She has also served on the following committees at RBC Capital Markets: Investment Banking, Promotions, Fairness Opinions, and the Council for the Advancement of Women. Ms. Gardiner is a member of the Institute of Corporate Directors.

Peter Gillin

Mr. Gillin holds an Honours Business Administration degree from the Richard Ivey School of Business, University of Western Ontario, and is a Chartered Financial Analyst. Mr. Gillin is a member of the Institute of Corporate Directors, the Chartered Financial Analysts Institute and the Toronto Society of Financial Analysts. Mr. Gillin also serves as a member of the Independent Review Committee of TD Asset Management Inc.

Livia Mahler

Ms. Mahler received a Bachelor of Science degree from the Hebrew University of Jerusalem in 1981 and an MBA from the University of British Columbia in 1991. Ms. Mahler is the President and Chief Executive Officer of Computational Geosciences Inc., a company that provides technological solutions to maximize the value of geophysical exploration surveys. She is also a partner and co-founder of Greenstone Venture Partners, a venture capital fund targeting private early-stage technology companies. Ms. Mahler is the current Lead Director of Benev Capital Inc. (TSX: BEV), where she also sits on the Audit and Compensation and Benefits committees. In addition, Ms. Mahler is a member of the Institute of Corporate Directors.

Russel Robertson

Since March 2011, Russel Robertson has served as Executive Vice-President, Business Integration at BMO Financial Group, and as Vice-Chair at BMO Financial Corp. (formerly Harris Financial Corp.). In this capacity, Mr. Robertson has been responsible for overseeing the integration of BMO’s recently purchased Marshall & Ilsley Bank with BMO’s long-time subsidiary, Harris Bank. Prior to his current role at BMO, Mr. Robertson was the Chief Financial Officer at BMO Financial Group between March

2008 and March 2011. In addition, Mr. Robertson has been a Chartered Accountant for over the past 35 years. In this capacity, Mr. Robertson held various senior positions with a number of major accounting firms, including holding the positions of Vice-Chair, Deloitte LLP (Canada), and Managing Partner, Arthur Andersen LLP (Canada). Mr. Robertson holds a Bachelor of Arts degree (Honours) from the Ivey School of Business at the University of Western Ontario, is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants (Ontario). Mr. Robertson is a member of the Institute of Corporate Directors.

Audit Fees

PricewaterhouseCoopers LLP have been the Corporation’s Auditors since April 2, 2012. Deloitte LLP was the Corporation’s auditors from January 1995 to April 2012.

Fees billed by PricewaterhouseCoopers LLP during fiscal 2012 were approximately Cdn$1,835,000. Fees billed by Deloitte LLP during fiscal 2011 were approximately Cdn$2,940,000. The fees billed by the auditors in fiscal 2012 and fiscal 2011 are detailed below.

	PwC	Deloitte
(Canadian $ in 000’s)	2012	2011

Audit Fees (a)	$1,458	$1,203
Audit Related Fees (b)	$377	$771
Tax Fees (c)	$0	$143
Other Fees (d)	$0	$823

Total	$1,835	$2,940

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2012 and 2011 consisted of:

•	audit of the Corporation’s annual statutory financial statements; and

•	audit of its subsidiaries, SouthGobi’s and Ivanhoe Australia’s annual statutory financial statements.

In addition, in 2012 and 2011 fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

(b)	Fees for audit-related services provided during fiscal 2012 and 2011 consisted of:

•	translation services;

•	financial accounting and reporting consultations;

•	reviews of Turquoise Hill’s and its subsidiaries’ interim financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

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(c)	Fees for tax services provided during fiscal 2011 consisted of income tax compliance, and tax planning and advice relating to transactions and proposed transactions of the Corporation and its subsidiaries.

(d)	Fees for other services provided during fiscal 2011 related to human capital advisory services to a subsidiary of the Corporation.

Pre-Approval Policies and Procedures

All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee’s Charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay preapproved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditors relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee.

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SCHEDULE B

GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS

AAS: atomic absorption spectroscopy.

albite: a triclinic mineral of the feldspar group. A member of the plagioclase and the alkali feldspar series. A common rock-forming mineral in granite, intermediate to felsic igneous rocks, low-temperature metamorphic rocks, and hydrothermal cavities and veins.

andesite: an extrusive igneous, volcanic rock, of intermediate composition, with aphanitic to porphyritic texture. In a general sense, it is the intermediate type between basalt and dacite, and ranges from 57 to 63% silicon dioxide.

anomaly: a departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

argillic: of or relating to clay or clay minerals.

assay: the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.

Au: gold.

augite: a monoclinic mineral of the pyroxene group. It appears dark-green to black with prismatic cleavage. It is a common rock-forming mineral in igneous and metamorphic rocks.

basalt: a dark-coloured mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes). It is composed chiefly of calcic plagioclase and clinopyroxene. Nepheline, olivine, orthopyroxene, or quartz may be present in the rocks.

biotite: a monoclinic mineral of the mica group. It is dark brown, dark green, black and is a common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

bornite: an isometric mineral which is metallic. It appears brownish bronze tarnishing to iridescent blue and purple. It is a valuable source of copper.

breccias: is a rock composed of broken fragments of minerals or rock cemented together by a fine-grained matrix, that can be either similar to or different from the composition of the fragments.

carbonaceous: means coaly, containing carbon or coal, esp. shale or other rock containing small particles of carbon distributed throughout the whole mass.

chalcocite: a form of copper mineral ore that generally contains a high copper content.

chalcopyrite: a form of copper mineral ore that generally contains a low copper content.

colluvial talus: a sloping mass of earth material that has accumulated at the base of a hill, through the action of gravity.

concentrate: a product containing valuable metal from which most of the waste material in the ore has been eliminated.

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concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

covellite: a supergene mineral found in copper deposits; a source of copper.

Cu: copper.

CuEq: a copper equivalent grade, calculated using assumed metal prices for copper, gold and, where applicable, molybdenum.

cut-off grade: the lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.

dacite: a light gray volcanic rock containing a mixture of plagioclase and other crystalline minerals in glassy silica, similar in appearance to rhyolite.

dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

enargite: an orthorhombic mineral which appears metallic gray-black. It appears in vein and replacement copper deposits as small crystals or granular masses and is an important ore of copper and arsenic.

epithermal: a hydrothermal mineral deposit formed within about 1 km of the Earth’s surface and in the temperature range of 50 to 200 degrees C, occurring mainly as veins.

fault: a fracture in rock along which the adjacent rock surfaces are differentially displaced.

feasibility study: a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

flexture: the folding or bending of strata under compression.

flotation: a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.

fold: a curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage. A fold is a product of deformation, although its definition is descriptive and not genetic and may include primary structures.

g: gram.

gangue: valueless rock or mineral in ore.

granodiorite: a group of coarse-grained plutonic rocks intermediate in composition between quartz diorite and quartz monzonite, containing quartz, plagioclase (oligoclase or andesine), and potassium feldspar, with biotite, hornblende, or, more rarely, pyroxene, as the mafic components.

gravity survey: measurements of the gravitational field at a series of different locations over an area of interest. The objective in exploration work is to associate variations with differences in the distribution of densities and hence rock types.

g/t: grams per tonne.

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ha: hectare.

HQ: diamond drilling equipment that produces a 63.5mm core diameter.

hypogene: primary mineralization formed by mineralizing solutions emanating up from a deep magnetic source.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource: that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusive: rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

IP: induced polarization.

km: kilometres.

Koz: kilo-ounce.

ktpd: kilotons per day.

kV: kilo-volts.

kVA: kilo volts-ampere.

lapilli: pyroclastics that may be either essential, accessory, or accidental in origin, of a size range that has been variously defined within the limits of 2 mm and 64 mm.

lb: pound.

leach: to dissolve minerals or metals out of ore with chemicals.

lithologic: pertaining to the gross physical character of a rock or rock formation.

lithology: the general physical characteristics of rocks in a particular area.

L/s: litres per second.

m: metres.

m3: metres cubed.

magnetic survey: m geophysical survey that measures the intensity of the Earth’s magnetic field.

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magnetite: an isometric mineral of the spinel group which is black in appearance. It forms with magnesioferrite and crystallizes in octahedral formations and is strongly ferromagnetic. A major mineral in banded iron formations and magmatic iron deposits and an ore of iron.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve: the economically mineable part of a Measured or Indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource: is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mlb: million pounds.

mm: millimetres.

Mo: molybdenum.

monocline: a local steepening in an otherwise uniform gentle dip.

monzodiorite: a coarse-grained igneous rock consisting of essential plagioclase feldspar, orthoclase feldspar, hornblende, and biotite, with or without pyroxene.

M oz: million ounces.

Mt: million tonnes.

muscovite: a monoclinic mineral of the mica group. It is a common rock-forming mineral in silicic plutonic rocks, mica schists, gneisses, and commercially in pegmatites.

MW: megawatts.

NQ: diamond drilling equipment that produces a 47.5mm core diameter.

oz: ounce.

paleochannel: a remnant of an inactive river or stream channel that has been either filled or buried by younger sediment.

porphyry: any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) set in a fine-grained ground mass.

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ppm: parts per million.

PQ: diamond drilling equipment that produces an 85mm core diameter.

preliminary assessment or scoping study: a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

preliminary feasibility study and pre-feasibility study: a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Probable reserve: the economically mineable part of an Indicated and, in some circumstances, a Measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven reserve: the economically mineable part of a Measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

pyrite: an isometric mineral. It is an accessory in igneous rocks, and in metamorphic rocks, in sedimentary rocks including coal seams and is a source of sulphur which may have included gold.

pyritic: pertaining to, resembling, or having the properties of pyrite.

pyroclastic: produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

QA: quality assurance.

QC: quality control.

QMD or quartz monzodiorite: plutonic rock containing quartz, alkali feldspars, plagioclase feldspars and feldspathoid minerals.

qualified person: an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by NI 43-101.

quartz: a general term for a variety of cryptocrystalline varieties of silica.

RC: reverse circulation.

rhyolite: a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass and also refers to any rock in that group. Rhyolite grades into rhyodacite with decreasing alkali feldspar content and into trachyte with a decrease in quartz.

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SAG: semi-autogenous grinding.

seismicity: measure of frequency and magnitudes of earthquakes in a given area.

selenium: a nonmetallic element and member of the sulphur family. It is widely distributed in small quantities, usually as selenides of heavy metals and obtained from electrolytic copper refining.

sericite: a white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in various metamorphic rocks (esp. in schists and phyllites) or in the wall rocks, fault gouge, and vein fillings of many ore deposits. It is commonly muscovite or very close to muscovite in composition, but may also include paragonite and illite.

shear zones: volumes of rock deformed by shearing stress under brittle-ductile or ductile conditions, typically in subduction zones at depths down to 10-20 km.

stock: an irregular, metalliferous mass in a rock formation.

stratigraphic sequence: a chronologic succession of sedimentary rocks from older below to younger above, essentially without interruption.

strike: the direction, or course or bearing, of a vein or rock formation measured on a level surface.

sulphidation: a reaction with sulphur to form sulphides.

sulphides: compounds of sulphur with other metallic elements.

supergene: ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

t: tonne.

tailings: the gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore.

tectonic units: three-dimensional rock bodies with distinct physical boundaries and unique structural characters including temporal evolution.

tellurium: a trigonal mineral. It appears in pyrite, sulphur, or in the fine dust of gold-telluride mines.

tennantite: an isometric mineral of the tetrahedrite group. It may contain zinc, silver, or cobalt replacing copper. Appears in veins and is an important source of copper.

tpd or t/d: tonnes per day.

tpy: tonnes per year.

tuff: consolidated pyroclastic rocks.

vein: a zone or belt of mineralized rock lying within boundaries clearly separating it from neighbouring rock. It includes all deposits of mineral matter found through a mineralized zone or belt coming from the same source, impressed with the same forms and appearing to have been created by the same processes.

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